SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

BEST AVAILABLE COPY

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PEOPLE' S UNITED FINANCIAL, INC.

Exact name of registrant as specified in charter

0001378946

Registrant CIK Number

EXHIBIT 99.2 OF FORM S-1

Electronic report, schedule or registration statement of which the document is a part (give period of report)

333-138389

SEC file number, if available

SEC MAIL PROCESSING RECEIVED JAN 3 2007 WASH. D.C. 190 SECTION

N/A

Name of Person Filing the Document (If Other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

[ ] Rule 201 (Temporary Hardship Exemption)

[X] Rule 202 (Continuing Hardship Exemption)

[ ] Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgeport, State of Connecticut, on January 31, 2007.

People's United Financial, Inc.

By: ________________________
John A. Klein
Chairman, President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS UPDATED PRO FORMA VALUATION REPORT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

PRO FORMA VALUATION UPDATE REPORT
PEOPLE'S UNITED FINANCIAL, INC.

PROPOSED HOLDING COMPANY FOR PEOPLE'S BANK

Bridgeport, Connecticut

January 18, 2007

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

January 18, 2007

Board of Trustees
People's Mutual Holdings
and
Board of Directors
People's Bank
850 Main Street
Bridgeport, Connecticut 06604

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock to be issued by People's United Financial, Inc., Bridgeport, Connecticut ("People's United" or the "Company"), in connection with the mutual-to-stock conversion of People's Mutual Holdings (the "MHC") and People's Bank ("People's" or the "Bank"). People's United is a Delaware corporation being formed for the purpose of effectuating the conversion and offering. The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 57.7% of the shares of common stock of the Bank. The remaining 42.3% of the Bank's common stock is owned by public shareholders. In 1988, the Bank reorganized into MHC form and converted to a Connecticut-chartered stock savings bank. Effective August 18, 2006, the Bank converted to a federal savings bank regulated by the Office of Thrift Supervision ("OTS"). Upon completing the mutual-to-stock conversion and stock offering (the "second-step" conversion), the Company will be 100% owned by public shareholders, the publicly-held shares of the Bank will be exchanged for shares in the Company at a ratio that retains their ownership interest (before taking into account the shares to be contributed to a foundation immediately following the close of the offering), the MHC assets will be consolidated with the Company and the MHC will cease to exist.

It is our understanding that People's United will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a syndicated offering to the public at large. In addition, in connection with and immediately following the conversion, the Company will contribute up to $60 million to the newly-established charitable foundation, The People's Community Foundation ("Foundation"), inclusive of 2.0 million newly-issued shares of common stock with a value of $40 million and $20 million in cash.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"). Our Original Appraisal report, dated October 16, 2006 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This appraisal is based on People's representation that the information contained in the regulatory applications and draft prospectus, and additional information furnished to us by People's and its independent auditor, legal counsel, investment bankers and other authorized agents, are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by People's, or its independent auditor, legal counsel, investment bankers and other authorized agents, nor did we independently value the individual assets or liabilities or portfolios of assets or liabilities of the Bank or the Company. The valuation considers the Bank and the Company only as going concerns and should not be considered as an indication of liquidation or control value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company, and for all financial institutions and their holding companies. Changes in the local, state and national economy, the federal legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of financial institution stocks as a whole or the value of the Company's stock alone. It is our understanding that there are no current plans for selling control of the Company following completion of the second-step conversion offering. Although the Company's post-conversion strategies include seeking acquisition opportunities, it is our understanding that there are no discussions currently ensuing nor have potential targets been approached. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the second-step conversion offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge and a similar understanding of relevant facts.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in People's financial condition and operating results, including financial data through December 31, 2006; (2) an updated comparison of People's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

Plan of Conversion

The Board of Trustees of the MHC and the Board of Directors of the Bank adopted a Plan of Conversion on September 19, 2006, and amended and restated the Plan of Conversion on October 26, 2006. Pursuant to the Plan of Conversion, the Bank will reorganize from the mutual holding company structure to a stock holding company structure and the Company will undertake a second-step conversion. In the second-step conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Bank currently owned by the MHC. The Company will also issue shares of its common stock to the public shareholders of the Bank pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued shares of common stock in the Company as owned in the Bank immediately prior to the conversion and offering (before taking into account the shares to be contributed to the Foundation immediately following the close of the conversion offering).

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the Original Appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents the Bank's summary balance sheet details as of September 30, 2006 as set forth in the Original Appraisal and updated financial information as of December 31, 2006.

People's assets increased by $74.9 million or 0.7% from September 30, 2006 to December 31, 2006. Asset growth consisted of loans and cash and cash equivalents, while the securities portfolio continued to decline. Residential mortgage loans, commercial business loans and consumer loans all contributed to the Bank's loan growth during the fourth quarter, which was partially offset by a reduction in commercial real estate loans. Loans receivable increased from $9.1 billion or 85.9% of assets at September 30, 2006 to $9.3 billion or 87.0% of assets at December 31, 2006. The Bank sold additional securities in the fourth quarter, resulting in the balance of securities declining from $201.9 million or 1.9% of assets at September 30, 2006 to

$77.5 million or 0.7% of assets at December 31, 2006. In total, the Bank's ratio of cash and investments as a percent of assets, declined from $737.3 million or 6.9% of assets at September 30, 2006 to $646.2 million or 6.0% of assets at December 31, 2006. Goodwill and intangibles decreased from $105.3 million or 1.0% of assets at September 30, 2006 to $105.0 million or 1.0% of assets at December 31, 2006, reflecting amortization of intangibles during the quarter.

Table 1
People's Bank
Recent Balance Sheet Data

	At September 30, 2006		At December 31, 2006	
	Amount (in millions)	Assets (%)	Amount (in millions)	Assets (%)
Total assets	$10,612.1	100.0%	$10,687.0	100.0%
Cash and cash equivalents	535.4	5.0	568.7	5.3
Securities	201.9	1.9	77.5	0.7
Loans receivable, net	9,110.9	85.9	9,297.7	87.0
Goodwill and intangibles	105.3	1.0	105.0	1.0
Deposits	8,978.6	84.6	9,082.6	85.0
Borrowings	13.6	0.1	4.1	0.0
Subordinated notes	108.8	1.0	65.3	0.6
Equity	1,351.4	12.7	1,339.6	12.5

Sources: People's prospectus, audited and unaudited financial statements and RP Financial calculations.

Updated credit quality measures remained favorable and reflected little change compared to the Original Appraisal. Non-performing assets equaled $22.7 million or 0.21% of assets at December 31, 2006, versus $22.9 million or 0.22% of assets at September 30, 2006. Non-performing loans increased from $20.8 million at September 30, 2006 to $22.6 million at December 31, 2006, which was offset by a decrease in the balance of real estate owned and repossessed assets from $2.1 million at September 30, 2006 to $0.1 million at December 31, 2006. The increase in non-performing loans was mostly due to an increase in non-performing commercial business loans, which increased $8.9 million from September 30, 2006 to December 31, 2006. A commercial business loan totaling $10.6 million was classified as non-performing during the quarter ended December 31, 2006. Somewhat offsetting the increase in non-performing commercial business loans were reduced balances of non-performing commercial real estate and residential mortgage loans, which decreased by $6.4 million and $1.1 million, respectively, during the quarter ended December 31, 2006. The reduction in the non-performing commercial real estate loan balance was supported by the repayment of one loan totaling $5.5 million.

Deposit growth funded asset growth as well as the pay down of borrowings and subordinated notes. Deposits increased from $9.0 billion or 84.6% of assets at September 30, 2006 to $9.1 billion or 85.0% of assets at December 31, 2006. Borrowings held by the Bank at December 31, 2006 consisted of $4.1 million of Federal funds purchased, versus a balance of $13.6 million at September 30, 2006. The balance of subordinated notes decreased from $108.8 million at September 30, 2006 to $65.3 million at December 31, 2006, as $43.5 million of subordinated notes with a rate of 7.20% matured on December 1, 2006.

People's equity declined by $12 million during the quarter ended December 31, 2006, as the increase in retained earnings was more than offset by an increase in the accumulated other comprehensive loss. The accumulated other comprehensive loss increased from $7.1 million at September 30, 2006 to $47.9 million at December 31, 2006, with approximately $40 million of the increase resulting from the adoption of SFAS No. 158 addressing the accounting for pension plans. The accounting adjustment to equity for SFAS No. 158 was a one time adjustment. Going forward, the Bank's pension plan expense is expected to be lower as the result of the adoption of SFAS No. 158. The Bank maintained total equity of $1.3 billion or 12.5% of assets at December 31, 2006, versus $1.4 billion or 12.7% of assets at September 30, 2006.

Table 2 presents the Bank's summary income statement details for the twelve months ended September 30, 2006 as set forth in the Original Appraisal and updated financial information for the year ended December 31, 2006.

Updated earnings for the Bank were higher, as reported earnings equaled 1.10% and 1.15% of average assets for the twelve months ended September 30, 2006 and December 31, 2006, respectively. Higher net interest income, lower loan loss provisions and lower operating expenses accounted for most of the increase in the Bank's updated earnings, while, to a lesser extent, other operating income and a tax benefit also contributed to the Bank's higher earnings for the most recent twelve month period. The improvement in the Bank's updated earnings was somewhat offset by the elimination of branch sale gains and slight reductions in gains from the sale of residential loans and income from discontinued operations.

An increase in the interest income ratio accounted for the Bank's higher net interest income ratio during the most recent twelve month period, as funds realized from the sale of the investment portfolio were deployed into higher yielding loans. The Bank's asset-sensitive position further contributed to the increase in the interest income ratio. A higher interest expense ratio was also reflected in the Bank's updated earnings, as higher short-term interest rates pushed deposit rates higher. Overall, the Bank's net interest income to average assets ratio increased from 3.48% for the twelve months ended September 30, 2006 to 3.55% for the twelve months ended December 31, 2006.

The Bank's updated operating expense ratio was slightly lower, decreasing from 3.23% of average assets for the twelve months ended September 30, 2006 to 3.22% of average assets for the year ended December 31, 2006. The slight decrease in the Bank's updated operating expense ratio was supported by a $5.0 million reduction in operating expense, with most of the reduction consisting of a $2.7 million liability restructuring charge recorded in the fourth quarter of 2005. Overall, People's higher net interest income ratio and lower operating expense ratio resulted in a slightly higher updated expense coverage ratio (net interest income divided by operating expenses) of 1.10 times, versus a comparable ratio of 1.08 times recorded for the twelve months ended September 30, 2006.

Table 2
People's Bank
Recent Income Statement Data

	12 Months Ended September 30, 2006		12 Months Ended December 31, 2006	
	Amount ($Mil.)	Avg. Assets (%)	Amount ($Mil.)	Avg. Assets (%)
Interest income	$565.3	5.18%	$582.1	5.40%
Interest expense	(185.7)	(1.70)	(199.7)	(1.85)
Net interest income	$379.6	3.48%	382.4	3.55%
Provision for losses	(7.3)	(0.07)	(3.4)	(0.03)
Net interest income after provision	$372.3	3.41%	$379.0	3.52%
Other operating income	$171.0	1.57%	$172.6	1.60%
Operating expense	(351.9)	(3.23)	(346.9)	(3.22)
Net operating income	$191.4	1.76%	$204.7	1.90%
Non-Operating Income				
Net gain on sale of residential loans	$2.4	0.02%	$2.0	0.02%
Net security losses	(27.2)	(0.25)	(27.2)	(0.25)
Gain on sale of branches	8.1	0.07	0.0	0.00
Net non-operating income	($16.7)	(0.15)%	($25.2)	(0.23)%
Net income before tax	$174.7	1.60%	$179.5	1.67%
Income taxes	(57.4)	(0.53)	(57.8)	(0.54)
Income from continuing operations	$117.3	1.08%	$121.7	1.13%
Discontinued Operations				
Income from discontinued operations(1)	$2.6	0.02%	$2.3	0.02%
Net income	$119.9	1.10%	$124.0	1.15%

(1) Net of taxes.

Sources: People's prospectus, audited and unaudited financial statements and RP Financial calculations.

Other operating income was slightly higher in the Bank's updated earnings, increasing from 1.57% of average assets for the twelve months ended September 30, 2006 to 1.60% of average assets for the year ended December 31, 2006. A $1.2 million increase in bank-owned life insurance income accounted for most of the increase in other operating income. When factoring other operating income into core earnings, the Bank's updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of the sum of net interest income and non-interest operating income) was also slightly more favorable, equaling 62.33% for the year ended December 31, 2006 and 63.76% for the twelve months ended September 30, 2006.

The net loss from non-operating income and losses increased from 0.15% of average assets for the twelve months ended September 30, 2006 to 0.23% of average assets for the year ended December 31, 2006. The elimination of an $8.1 million gain on the sale of branches, which was recorded in the fourth quarter of 2005, accounted for the increase in the non-operating loss. Other components of non-operating income and losses remained consistent in the Bank's updated earnings, consisting of $27.2 million of securities losses resulting from the balance sheet restructuring and $2.0 million of gains on the sale of residential mortgage loans. As set forth in the Original Appraisal, non-operating items are not considered to be part of the Bank's core earnings.

Loan loss provisions decreased from $7.3 million or 0.07% of average assets for the twelve months ended September 30, 2006 to $3.4 million or 0.03% of average assets for the year ended December 31, 2006. Lower net charge-offs and a continuation of favorable credit quality measures supported the reduction in loan loss provisions established.

The Bank recorded a $2.4 million tax benefit related to certain prior year tax matters in the fourth quarter of 2006, which reduced the Bank's effective tax rate from 32.86% for the twelve months ended September 30, 2006 to 32.20% for the year ended December 31, 2006.

Income from discontinued operations, which consists of recoveries on previously charged-off credit card accounts that were not included in the sale of the Bank's credit card operations in 2004, decreased from $2.6 million for the twelve months ended September 30, 2006 to $2.3 million for the year ended December 31, 2006. Income from discontinued operations equaled 0.02% of average assets for both periods shown in Table 2.

2. <u>Peer Group Financial Comparisons</u>

Table 3 presents the financial characteristics for People's, the Peer Group and all publicly-traded thrifts and banks. The Bank's and the Peer Group's ratios are based on financial results through December 31, 2006, or the most recent data available for the Peer Group companies. In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank's updated interest-earning asset composition reflected a lower concentration of cash and investments and higher concentration of loans than maintained by the Peer Group. Overall, the Bank's level of interest-earning assets comprising total assets remained

Table 3
Peer Group Balance Sheet Composition and Growth Rates
Comparable Institutions Analysis
As of December 31, 2006

Ticker	Company Name	Cash & Equiv/ Assets (%)	Inv. Sec./ Assets (%)	Net Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	Equity/ Assets (%)	Tangible E/A (%)	Last Twelve Months - Growth: Assets (%)	Loans (%)	Deposits (%)	Equity (%)	IEA/ Assets (%)	IBL/ Assets (%)	Leverage Ratio(1) (%)	Risk-Based Capital Ratio(1) (%)
PBCT	People's Bank At December 31, 2006	5.32	0.73	87.00	84.99	0.65	12.53	11.55	(2.25)	9.41	0.00	3.96	93.05	85.64	12.00	16.20
All Publicly Traded Thrifts (No MHCs)																
Average		3.34	19.84	71.45	66.96	21.31	10.41	9.32	7.51	10.43	8.55	11.95	94.63	88.27	9.23	15.22
Median		3.30	16.82	73.79	68.50	20.81	9.24	8.08	4.43	7.92	5.94	4.22	93.91	89.31	8.22	13.39
All Publicly Traded Banks																
Average		4.59	19.17	70.23	75.79	13.10	9.53	8.05	13.48	17.01	13.76	18.92	93.99	88.89	9.41	13.36
Median		4.67	17.04	72.27	77.39	11.81	8.94	7.56	9.40	12.45	9.59	9.66	93.88	89.20	9.01	12.50
Peer Group																
Average		3.98	18.64	69.97	69.86	17.79	11.12	8.17	5.95	10.30	5.77	6.56	92.59	87.65	8.79	13.55
Median		2.77	20.17	68.52	69.09	17.34	9.55	7.80	8.11	10.84	7.04	5.76	93.27	89.11	8.24	12.53
ABCW	Anchor BanCorp Wisconsin Inc.	2.69	8.75	84.84	71.93	19.52	7.38	6.97	6.59	9.39	6.96	4.89	96.28	91.45	7.99	10.53
CYN	City National Corporation	3.60	22.52	67.82	81.36	7.30	9.98	8.10	1.30	11.40	-1.85	2.90	93.94	88.66	8.45	14.36
CBSH	Commerce Bancshares, Inc.	7.58	22.96	64.84	77.11	11.98	9.47	NA	9.68	12.06	8.23	7.79	95.38	89.09	9.47	12.85
CFR	Cullen/Frost Bankers, Inc.	13.54	23.95	55.54	79.59	9.68	9.63	7.50	13.30	14.17	11.92	25.05	93.03	89.27	9.40	14.65
FNFG	First Niagara Financial Group, Inc.	1.56	15.03	70.05	69.67	11.48	17.27	8.70	-0.35	9.54	4.36	0.21	86.64	81.15	7.92	12.65
MAFB	MAF Bancorp, Inc.	3.94	18.54	69.21	59.98	29.15	9.24	5.89	11.75	10.89	12.15	9.65	91.69	89.13	7.34	11.20
NAL	NewAlliance Bancshares, Inc.	2.68	34.54	52.28	53.46	26.66	18.81	12.68	9.62	16.87	2.81	-1.41	89.50	80.12	13.61	23.91
PFB	PFF Bancorp, Inc.	1.34	7.92	88.44	68.50	22.18	8.40	8.37	17.42	18.05	9.89	13.27	97.70	90.68	8.31	10.90
PFS	Provident Financial Services, Inc.	2.28	21.80	64.17	67.76	13.90	17.40	10.81	-5.69	2.10	-0.46	-6.05	88.25	81.66	11.59	17.04
TCB	TCF Financial Corporation	2.28	12.94	78.56	67.57	23.45	7.21	6.20	12.25	10.78	9.06	6.63	93.78	91.02	6.27	11.12
VLY	Valley National Bancorp	3.39	23.26	66.85	68.48	22.97	7.68	NA	-0.33	2.52	-0.96	1.90	93.50	91.45	8.17	12.40
WBS	Webster Financial Corporation	2.85	11.48	77.00	72.87	15.15	10.98	6.46	-4.14	5.83	7.11	13.94	91.33	88.02	6.91	11.01

(1) For OTS regulated thrift holding companies reflects subsidiary capital ratios and for bank holding companies reflects holding company consolidated ratios.

Sources: SNL Financial, LC., People's prospectus and RP Financial calculations.

comparable to the Peer Group's average ratio, based on updated ratios of 93.05% and 92.59%, respectively.

The updated mix of deposits and borrowings maintained by People's and the Peer Group also did not change significantly from the Original Appraisal. People's funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Consistent with the Original Appraisal, the Bank's interest-bearing liabilities to assets ratio of 85.64% was slightly below the comparable Peer Group ratio of 87.65%.

Overall, People's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 108.65%, which remained slightly above the comparable Peer Group ratio of 105.64%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds will increase People's IEA/IBL ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for People's and the Peer Group are based on annual growth for the twelve months ended December 31, 2006, or the most recent data available for the Peer Group companies. Consistent with the Original Appraisal, updated growth rates reflected a higher asset and deposit growth rates for the Peer Group. People's reported a 2.25% decrease in assets and no change in deposits, versus comparable average asset and deposit growth rates of 5.95% and 5.77% for the Peer Group. As noted in the Original Appraisal, People's asset and deposit growth measures reflect the implementation of strategies to restructure the balance sheet through utilizing proceeds realized from the sale of investment securities to fund the pay down of borrowings and loan growth and to limit rate competition paid for deposits. Asset growth for the Peer Group continued to be primarily funded by deposit growth, which reflected an updated growth rate of 5.77%. The Bank's updated loan growth rate of 9.41% remained slightly below the Peer Group's loan growth rate of 10.30%. In contrast to the Original Appraisal, the Peer Group's equity growth rate of 6.56% exceeded the Bank's equity growth rate of 3.96%. The Bank's equity growth was slowed by the adoption of SFAS 158 in the fourth quarter of 2006, which resulted in a $40 million reduction in the Bank's equity.

Table 4 displays comparative operating results for People's and the Peer Group, based on their earnings for the twelve months ended December 31, 2006 (or the latest data available). Updated earnings for the Bank and the Peer Group equaled 1.15% and 1.24% of average assets, respectively, which were slightly higher and slightly lower in comparison to their respective returns reflected in the Original Appraisal. A lower level of operating expenses and higher net gains continued to primarily account for the Peer Group's higher return, which continued to partially offset by the Bank's higher ratios for net interest income and non-interest operating income.

Table 4
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparative Institution Analysis
For the Twelve Months Ended December 31, 2006 or Latest Date Available

Ticker	Company Name	Net Income (%)	Int. Income (%)	Int. Expense (%)	Net Int. Income (%)	Ln Loss Prov. (%)	NonInt. Income (%)	G&A Expense (%)	Gain/ Loss (%)	Intang. Amort. (%)	NI Before Taxes (%)	Inc. Taxes (%)	Extra-Ord. Items (%)	Tax Rate (%)	Efficiency Ratio(2) (%)	Last Twelve Months: Yield on IEA (%)	Cost of IBL (%)	Yield/Cost Spread (%)	Assets/ Employee ($Mil.)
		Income Statement Ratios (% of Average Assets)																	
PBCT	People's Bank (1)	1.15%	5.40%	1.85%	3.55%	0.03%	1.60%	3.21%	(0.23%)	0.01%	1.67%	0.54%	0.02%	32.20%	62.33%	5.90%	2.15%	3.75%	$4,022
All Publicly Traded Thrifts (No MHCs)																			
Average		0.63%	5.71%	2.86%	2.85%	0.13%	0.74%	2.56%	0.09%	0.03%	0.96%	0.33%	0.00%	34.81%	71.31%	5.94%	3.12%	2.82%	$5,970
Median		0.66%	5.67%	2.89%	2.78%	0.08%	0.54%	2.41%	0.15%	0.00%	0.98%	0.33%	0.00%	33.47%	72.59%	5.89%	3.17%	2.72%	4,489
All Publicly Traded Banks																			
Average		1.07%	6.29%	2.63%	3.65%	0.18%	1.07%	3.01%	0.08%	0.03%	1.58%	0.51%	0.01%	32.17%	63.77%	6.60%	3.02%	3.57%	$4,419
Median		1.09%	6.15%	2.65%	3.50%	0.14%	0.86%	2.87%	0.23%	0.01%	1.55%	0.49%	0.00%	31.40%	65.98%	6.48%	3.04%	3.44%	3,802
Peer Group																			
Average		1.24%	5.63%	2.30%	3.33%	0.08%	1.38%	2.72%	0.01%	0.04%	1.87%	0.63%	0.00%	33.17%	57.75%	6.17%	3.00%	3.17%	$4,856
Median		1.24%	5.71%	2.28%	3.15%	0.08%	1.21%	2.49%	0.02%	0.02%	1.76%	0.66%	0.00%	32.78%	57.11%	6.23%	2.90%	3.33%	5,143
ABCW	Anchor BanCorp Wisconsin Inc.	1.00%	6.14%	3.02%	3.12%	0.14%	1.21%	2.55%	0.08%	0.00%	1.72%	0.70%	0.00%	40.71%	58.89%	6.44%	NA	NA	$5,169
CYN	City National Corporation	1.62%	5.49%	1.29%	4.20%	0.00%	1.58%	3.13%	0.00%	0.04%	2.61%	0.98%	0.00%	36.85%	54.15%	6.07%	2.66%	3.41%	5,520
CBSH	Commerce Bancshares, Inc.	1.54%	5.85%	2.24%	3.61%	0.18%	2.45%	3.68%	0.07%	0.00%	2.27%	0.73%	0.00%	32.09%	60.73%	6.32%	2.63%	3.69%	3,125
CFR	Cullen/Frost Bankers, Inc.	1.68%	5.74%	1.71%	4.03%	0.12%	2.10%	3.48%	0.01%	0.05%	2.49%	0.81%	0.00%	32.36%	58.77%	6.62%	2.83%	3.79%	3,249
FNFG	First Niagara Financial Grp, Inc.	1.17%	5.08%	1.97%	3.11%	0.10%	1.33%	2.43%	0.04%	0.15%	1.79%	0.62%	0.00%	34.53%	54.73%	5.90%	2.65%	3.25%	4,132
MAFB	MAF Bancorp, Inc.	0.93%	5.17%	2.79%	2.38%	0.04%	0.71%	1.71%	0.11%	0.04%	1.41%	0.49%	0.00%	34.41%	55.34%	5.65%	3.32%	2.33%	5,116
NAL	NewAlliance Bancshares, Inc.	0.73%	4.64%	2.10%	2.54%	0.00%	0.73%	2.01%	(0.03%)	0.14%	1.09%	0.36%	0.00%	33.20%	61.47%	5.20%	2.90%	2.30%	6,975
PFB	PFF Bancorp, Inc.	1.30%	7.06%	2.85%	4.21%	0.19%	0.55%	2.33%	0.03%	0.00%	2.27%	0.97%	0.00%	42.64%	48.96%	7.28%	3.43%	3.85%	6,275
PFS	Provident Financial Serv, Inc.	0.93%	4.73%	1.87%	2.86%	0.02%	0.51%	2.02%	0.00	0.00%	1.33%	0.40%	0.00%	30.31%	59.94%	5.39%	2.65%	2.84%	6,522
TCB	TCF Financial Corporation	1.87%	6.19%	2.32%	3.87%	0.08%	3.54%	4.69%	0.07%	0.01%	2.70%	0.83%	0.00%	30.65%	63.29%	6.76%	3.17%	3.59%	1,922
VLY	Valley National Bancorp	1.33%	5.75%	2.57%	3.18%	0.08%	0.59%	2.04%	0.01%	0.00%	1.66%	0.32%	0.00%	19.59%	54.11%	6.21%	3.37%	2.84%	6,055
WBS	Webster Financial Corporation	0.75%	5.68%	2.83%	2.85%	0.06%	1.20%	2.56%	-0.27%	0.08%	1.08%	0.33%	0.00%	30.70%	63.21%	6.25%	3.48%	2.77%	5,197

(1) People's Bank data for the twelve months ended December 31, 2006.
(2) Calculated as operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income.

Sources: SNL Financial, LC., People's prospectus and RP Financial calculations.

In terms of core earnings strength, updated expense coverage ratios posted by People's and the Peer Group equaled 1.10x and 1.21x, respectively. The Peer Group's higher expense coverage ratio was realized through maintenance of a lower level of operating expenses (2.76% of average assets including intangibles amortization versus 3.22% for the Bank), which was only partially offset by the Bank's higher net interest income ratio (3.55% of average assets versus 3.33% for the Peer Group). People's higher net interest income ratio continued to reflect a lower interest expense ratio (1.85% of average assets versus 2.30% for the Peer Group), while the Peer Group continued to maintain a higher interest income ratio (5.63% of average assets versus 5.40% for the Bank).

Non-interest operating income remained a more significant contributor to the Bank's earnings, as such income amounted to 1.60% and 1.38% of the Bank's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing People's core earnings strength relative to the Peer Group's, the Bank's updated efficiency ratio of 62.33% remained less favorable than the Peer Group's efficiency ratio of 57.75%.

Loan loss provisions were a slightly larger factor in the Peer Group's updated earnings, as the result of the lower loan loss provisions established by the Bank. Loan loss provisions established by the Bank and the Peer Group equaled 0.03% and 0.08% of average assets, respectively.

Net gains remained a larger source of earnings for the Peer Group, as the Bank continued to record a net loss from the sale of securities. The Peer Group recorded net gains equal to 0.01% of average assets, while the Bank's net loss equaled 0.23% of average assets. As set forth in the Original Appraisal, typically, such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and thus are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability, depending on the prevailing market environment. However, loan sale gains are typically viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income, and are given lesser consideration in developing core earnings for valuation purposes. In this appraisal, for both People's and the Peer Group, we have considered earnings and profitability before and after such net gains and losses.

Income from discontinued operations, which is included as part of extraordinary items, continued to add 0.02% to the Bank's after-tax return on average assets. Also consistent with the Original Appraisal, extraordinary items were not a factor in the Peer Group's updated earnings.

Taxes continued to have a fairly comparable impact on updated earnings, as People's and the Peer Group posted updated effective tax rates of 32.20% and 33.17%, respectively.

Updated credit quality measures remained fairly comparable for the Bank and the Peer Group. As shown in Table 5, the Bank's ratios of non-performing loans/loans and non-performing assets and accruing loans more than 90 days past due/assets of 0.24% and 0.21%, respectively, were slightly lower than the comparable average Peer Group ratios of 0.29% and 0.28%. The Bank's reserve coverage ratios of 327.43% for non-performing loans and 0.79% for loans were below the comparable Peer Group ratios of 388.65% and 0.99%. Net loan charge-offs remained lower for the Bank, as net loan charge-offs posted by the Bank and Peer Group equaled 0.05% and 0.11% of their respective loan balances.

3. <u>Stock Market Conditions</u>

Since the date of the Original Appraisal, the performance of the broader stock market has generally been positive. The Dow Jones Industrial Average ("DJIA") closed above 12000 heading into late-October 2006, with optimism about corporate earnings, the Federal Reserve's decision to hold rates steady and lower oil prices sustaining the rally. Despite a slight pullback at the end of October, the 3.4% gain in DJIA for October was the best monthly gain since November 2005. Stocks continued to edge lower at the beginning of November, but then rebounded strongly in mid-November. Favorable inflation data reflected in wholesale and consumer prices for October, merger news and upbeat comments by the Federal Reserve about interest rates were factors that contributed to rally in the broader market. Stocks traded in a narrow range ahead of the holiday shopping season in late-November. After posting a big one day loss in late-November on concerns about retail sales, lower oil prices, merger news and favorable economic reports provided a boost to stocks in early-December. The DJIA traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year. Lower oil prices helped to sustain the positive trend in stocks at the start of 2007, which was followed by a mild pullback due to weakness in technology stocks. On January 18, 2007, the DJIA closed at 12567.93 or 4.9% higher since the date of the Original Appraisal and the NASDAQ closed at 2443.21 or 3.4% higher since the date of the Original Appraisal.

Since the date of the Original Appraisal, the stock market for thrift and bank issues has been mixed. After faltering briefly in mid-October 2006 on some disappointing third quarter earnings reports, thrift and bank stocks followed the broader market higher heading into late-October. Thrift and bank stocks sold off with the broader market at the end of October and into early-November, as economic data showing slower growth raised concerns for some investors. Strength in the broader market supported a rebound in thrift and bank stocks ahead of the national elections. Favorable inflation data boosted thrift and bank stocks along with the broader market in mid-November, while weaker than expected housing data pressured thrift and bank stocks lower heading into late-November. Merger news, including Bank of New York's announced merger with Mellon Financial Corp., sparked gains in thrift and bank stocks in early-December. Thrift and bank stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat report on home sales helped thrift and bank stocks participate in the broader market rally in late-December. Thrift and bank stocks traded lower at the start of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates. Mixed fourth quarter earnings

Table 5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2006 or Most Recent Data Available

Ticker	Company Name	REO/ Assets (%)	NPAs + 90+/ Assets (%)	NPLs/ Loans (%)	Reserves/ Loans (%)	Reserves/ NPLs (%)	Reserves/ NPAs + 90 + (%)	LTM Net Chargeoffs ($000)	NCOs/ Loans (%)
PBCT	People's Bank As of December 31, 2006	0.00%	0.21%	0.24%	0.79%	327.43%	325.99%	$4,400	0.05%
All Publicly Traded Thrifts (No MHCs)									
Average		0.09%	0.65%	0.56%	0.89%	255.18%	224.57%	$23,263	0.13%
Median		0.02%	0.29%	0.36%	0.81%	180.81%	140.83%	$748	0.05%
All Publicly Traded Banks									
Average		0.06%	0.45%	0.47%	1.19%	324.41%	273.26%	$51,468	0.16%
Median		0.02%	0.34%	0.32%	1.15%	287.23%	207.97%	$846	0.10%
Peer Group									
Average		0.05%	0.28%	0.29%	0.99%	388.65%	318.96%	$7,614	0.11%
Median		0.02%	0.25%	0.28%	0.99%	321.84%	341.28%	$8,494	0.11%
ABCW	Anchor BanCorp Wisconsin Inc.	0.10%	0.50%	0.48%	0.48%	101.39%	81.72%	$10,169	0.28%
CYN	City National Corporation	0.00%	0.13%	0.19%	1.59%	847.03%	845.81%	(7,842)	-0.08%
CBSH	Commerce Bancshares, Inc.	0.01%	0.26%	0.17%	1.32%	788.42%	341.28%	26,054	0.28%
CFR	Cullen/Frost Bankers, Inc.	0.04%	0.37%	0.46%	1.31%	285.13%	199.59%	10,709	0.17%
FNFG	First Niagara Financial Grp, Inc.	0.01%	0.22%	0.30%	1.28%	424.36%	408.64%	7,248	0.13%
MAFB	MAF Bancorp, Inc.	0.03%	0.46%	0.61%	0.51%	83.32%	77.21%	4,277	0.05%
NAL	NewAlliance Bancshares, Inc.	0.00%	0.15%	0.28%	1.00%	358.55%	351.40%	21	0.00%
PFB	PFF Bancorp, Inc.	0.19%	0.20%	0.01%	0.97%	NM	436.88%	2,388	0.06%
PFS	Provident Financial Serv, Inc.	0.01%	0.12%	0.17%	0.86%	505.21%	444.40%	1,744	0.05%
TCB	TCF Financial Corporation	0.19%	0.45%	0.24%	0.53%	218.83%	92.69%	10,503	0.10%
VLY	Valley National Bancorp	0.01%	0.26%	0.33%	0.90%	274.25%	228.90%	9,740	0.12%
WBS	Webster Financial Corporation	0.02%	NA	NA	1.11%	NA	NA	16,362	0.12%

Sources: SNL Financial, LC., People's prospectus and RP Financial calculations.

reports provided for a choppy trading market for thrift and bank issues in mid-January 2007. On January 18, 2007, the SNL Index for all publicly-traded thrifts closed at 1,781.6, an increase of 0.9% since the date of the Original Appraisal. On January 18, 2007, the SNL Index for all publicly-traded banks closed at 652.7, an increase of 2.0% since the date of the Original Appraisal.

Consistent with the performance of the SNL index measures for all publicly-traded thrifts and banks, the average market capitalizations for the Peer Group, all publicly-traded thrifts and all publicly-traded banks were slightly higher since the date of the Original Appraisal. The average P/E multiples for the Peer Group and all publicly-traded thrifts were also generally up slightly since the date of the Original Appraisal, while the average P/E multiples for all publicly-traded banks were slightly lower since the date of the Original Appraisal. Decreases were reflected in the updated average P/B ratios for the Peer Group, all publicly-traded thrifts and all publicly-traded banks, with the most significant drop-off reflected in the all publicly-traded bank averages. Overall, the Peer Group's updated P/E multiples were in the range of P/E multiples indicated for the all publicly-traded averages for thrifts and banks, while the Peer Group's updated P/B ratios were above the averages for both all publicly-traded thrifts and banks. Since the date of the Original Appraisal, seven out of the twelve Peer Group companies were trading at lower prices as of January 18, 2007. A comparative pricing analysis of the Peer Group, all publicly-traded thrifts and all publicly-traded banks is shown in the following table, based on market prices as of the Original Appraisal date and the date of this update.

Pricing Characteristics

	At Oct. 16, 2006	At Jan. 18, 2007	% Change
Peer Group			
Price/Earnings (x)	17.24x	17.53x	1.68%
Price/Core Earnings (x)	17.22	17.22	0.00
Price/Book (%)	211.79%	209.12%	(1.26)
Price/Tangible Book (%)	283.30	269.15	(4.99)
Price/Assets (%)	20.57	20.21	(1.75)
Avg. Mkt. Capitalization ($Mil)	$2,187.20	$2,214.20	1.23
All Publicly-Traded Thrifts			
Price/Earnings (x)	18.09x	18.27x	1.00%
Price/Core Earnings (x)	18.51	18.81	1.62
Price/Book (%)	146.55%	139.71%	(4.67)
Price/Tangible Book (%)	171.41	163.83	(4.42)
Price/Assets (%)	14.30	14.36	0.42
Avg. Mkt. Capitalization ($Mil)	$824.80	$838.40	1.65

Pricing Characteristics (continued)

	At Oct. 16, 2006	At Jan. 18, 2007	% Change
All Publicly-Traded Banks			
Price/Earnings (x)	17.52x	17.05x	(2.68)%
Price/Core Earnings (x)	17.61	17.23	(2.16)
Price/Book (%)	201.68%	187.80%	(6.88)
Price/Tangible Book (%)	251.09	231.22	(7.91)
Price/Assets (%)	17.91	17.30	(3.41)
Avg. Mkt. Capitalization ($Mil)	$3,274.90	$3,306.80	0.97

Sources: SNL Financial and RP Financial calculations. Reflects averages.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 6, one standard conversion offering, three second-step conversion offerings and four mutual holding company offerings were completed during the past three months. The pro forma price/tangible book ratio of the standard conversion equaled 81.0% at closing and the average pro forma price/tangible book ratio of the recent mutual holding company offerings equaled 78.8% on a fully-converted basis at closing.

Three second-step offerings were completed within the past three months, which are considered to be more relevant for purposes of People's pro forma pricing. Citizens Community Bancorp of Wisconsin completed its second-step offering on November 1, 2006, raising $52.9 million in gross proceeds, which was at the top of the super range. Citizens Community's closing pro forma price/tangible book ratio equaled 103.1%. Westfield Financial of Massachusetts completed its second-step offering on January 4, 2007, raising $184.0 million in gross proceeds, which was at the maximum of the offering range. Westfield Financial's closing pro forma price/tangible book ratio equaled 111.2%. Osage Bancshares, Inc. of Oklahoma completed its second-step offering on January 18, 2007, raising $25.1 million in gross proceeds which was at the midpoint of the offering range. Osage Bancshares' closing pro forma price/tangible book ratio equaled 103.0%.

As set forth in the Original Appraisal, second-step conversions tend to be priced (and trade in the aftermarket) at higher P/B and P/TB ratios than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets

Table 6
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans			Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.			IPO	Post-IPO Pricing Trends: Closing Price:							
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt & Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 1/18/07 ($)	% Change (%)
Standard Conversions																																
Hampden Bancorp, Inc., MA*	1/17/07	HBNK-NASDAQ	$ 483	8.73%	1.01%	81%	$ 75.7	100%	132%	2.4%	S	5.0%	8.0%	4.0%	10.0%	2.2%	0.00%	81.0%	46.9x	14.5%	0.3%	17.9%	1.7%	$10.00	$12.82	28.2%	$12.70	27.0%	$12.70	27.0%	$12.70	27.0%
Averages - Standard Conversions:			$ 483	8.73%	1.01%	81%	$ 75.7	100%	132%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	2.2%	0.00%	81.0%	46.9x	14.5%	0.3%	17.9%	1.7%	$10.00	$12.82	28.2%	$12.70	27.0%	$12.70	27.0%	$12.70	27.0%
Medians - Standard Conversions:			$ 483	8.73%	1.01%	81%	$ 75.7	100%	132%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	2.2%	0.00%	81.0%	46.9x	14.5%	0.3%	17.9%	1.7%	$10.00	$12.82	28.2%	$12.70	27.0%	$12.70	27.0%	$12.70	27.0%
Second Step Conversions																																
Osage Bancshares, Inc., OK	1/18/07	OSBK-NASDAQ	$ 117	11.31%	0.08%	1751%	$ 25.1	70%	100%	3.2%	N.A.	N.A.	8.0%	2.9%	7.2%	2.8%	3.81%	103.0%	34.2x	25.9%	0.8%	25.1%	3.0%	$10.00	$9.95	-0.5%	$9.95	-0.5%	$9.95	-0.5%	$9.95	-0.5%
Westfield Financial, Inc., MA*	1/4/07	WFD-AMEX	$ 837	13.97%	0.00%	757%	$ 184.0	58%	115%	1.6%	N.A.	N.A.	4.0%	3.4%	8.5%	0.6%	1.60%	111.2%	34.0x	31.7%	0.9%	28.5%	3.3%	$10.00	$10.70	7.0%	$10.75	7.5%	$10.88	8.8%	$10.88	8.8%
Citizens Comm Bncp, Inc. of WI	11/1/06	CZWI-NASDAQ	$ 267	11.25%	0.44%	69%	$ 52.9	74%	132%	2.6%	N.A.	N.A.	6.5%	3.2%	8.1%	1.1%	1.00%	103.1%	54.2x	22.7%	0.4%	22.0%	1.7%	$10.00	$9.75	-2.5%	$9.90	-1.0%	$9.67	-3.3%	$9.71	-2.9%
Averages - Second Step Conversions:			$ 407	12.18%	0.20%	859%	$ 87.3	67%	116%	2.5%	N.A.	N.A.	6.2%	3.2%	7.9%	1.5%	2.20%	105.7%	40.8x	26.8%	0.7%	25.2%	2.7%	$10.00	$10.13	1.3%	$10.20	2.0%	$10.17	1.7%	$10.18	1.8%
Medians - Second Step Conversions:			$ 267	11.31%	0.08%	757%	$ 52.9	70%	115%	2.6%	N.A.	N.A.	6.5%	3.2%	8.1%	1.1%	1.60%	103.1%	34.2x	25.9%	0.8%	25.1%	3.0%	$10.00	$9.95	-0.5%	$9.95	-0.5%	$9.95	-0.5%	$9.95	-0.5%
Mutual Holding Company Conversions																																
Polonia Bancorp, PA	1/16/07	PBCP-OTCBB	$ 187	7.11%	0.15%	298%	$ 14.9	45%	132%	5.7%	N.A.	N.A.	8.7%	4.4%	10.9%	10.6%	0.00%	82.8%	45.7x	16.9%	0.3%	13.3%	2.0%	$10.00	$10.10	1.0%	$10.15	1.5%	$10.15	1.5%	$10.15	1.5%
MSB Financial Corp., NJ*	1/5/07	MSBF-NASDAQ	$ 278	7.12%	0.66%	51%	$ 25.3	45%	132%	3.2%	N.A.	N.A.	8.0%	4.4%	10.9%	5.2%	0.00%	83.3%	33.0x	17.4%	0.5%	13.8%	3.3%	$10.00	$12.30	23.0%	$12.10	21.0%	$12.10	21.0%	$12.10	21.0%
MainStreet Financial Corp., MI*	12/27/06	MSFN-OTCBB	$ 115	5.31%	1.00%	49%	$ 3.6	47%	95%	18.6%	N.A.	N.A.	8.0%	0.0%	0.0%	9.2%	0.00%	69.1%	NM	6.4%	-0.2%	6.8%	-2.9%	$10.00	$11.00	10.0%	$11.00	10.0%	$9.50	-5.0%	$9.50	-5.0%
Ben Franklin Financial, Inc., IL*	10/19/06	BFFI-OTCBB	$ 110	7.56%	0.37%	124%	$ 8.9	45%	132%	7.8%	N.A.	N.A.	8.7%	4.4%	10.9%	9.6%	0.00%	80.0%	45.4x	15.7%	0.2%	13.1%	1.8%	$10.00	$10.70	7.0%	$10.57	5.7%	$10.85	8.5%	$10.90	9.0%
Averages - Mutual Holding Company Conversions:			$ 167	6.78%	0.55%	131%	$ 13.2	46%	123%	8.8%	NA	NA	8.4%	3.3%	8.2%	8.7%	0.00%	78.8%	41.4x	14.1%	0.2%	11.7%	1.0%	$10.00	$11.03	10.3%	$10.96	9.6%	$10.65	6.0%	$10.66	6.6%
Medians - Mutual Holding Company Conversions:			$ 141	7.12%	0.52%	87%	$ 11.9	45%	132%	6.7%	NA	NA	8.4%	4.4%	10.9%	9.4%	0.00%	81.4%	45.4x	16.3%	0.3%	13.2%	1.8%	$10.00	$10.85	8.5%	$10.79	7.9%	$10.40	4.0%	$10.53	5.3%
Averages - All Conversions:			$ 297	8.80%	0.47%	398%	$48.8	60%	121%	5.6%	NA	NA	7.5%	3.3%	8.3%	5.2%	0.83%	89.2%	41.3x	18.9%	0.4%	17.5%	1.7%	$10.00	$10.92	9.2%	$10.83	8.9%	$10.70	7.0%	$10.74	7.4%
Medians - All Conversions:			$ 217	7.34%	0.41%	103%	$25.2	52%	132%	3.2%	NA	NA	8.0%	3.7%	9.2%	4.0%	0.00%	83.0%	45.4x	17.1%	0.4%	15.8%	1.8%	$10.00	$10.70	7.0%	$10.66	6.6%	$10.40	4.0%	$10.52	5.2%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

January 18, 2007

of thrifts pursuing second-step conversions, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Additionally, the higher P/TB ratio in a second-step conversion offering is facilitated by the lower percentage of stock sold in the public offering in comparison to a standard conversion offering in which 100% of the stock is sold. Based on closing market prices as of January 18, 2007, Citizens Community's stock price was 2.9% below its second-step offering price, Westfield Financial's stock price was 8.8% above its second-step offering price and Osage Bancshares' stock price was 0.5% below its second-step offering price.

Shown in Table 7 are the current pricing ratios of the four recent conversions that are publicly-traded on NASDAQ or an exchange and are fully-converted companies. Based on closing market prices as of January 18, 2007, the average P/TB ratio of the recent publicly-traded conversions equaled 106.57%

As set forth in the Original Appraisal, RP Financial's analysis of stock market conditions also considered recent trading activity in People's stock. As of January 18, 2007, the Bank's stock price was $44.38 per share, indicating an implied market valuation of $6.3 billion.

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to People's pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters	Previous Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Upward
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of financial condition, the slight upward valuation adjustment applied for the Bank's financial condition in the Original Appraisal remained appropriate. The slight upward

Table 7
Market Pricing Comparatives
Market Prices as of January 18, 2007

Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data: LTM Core EPS(2) ($)	Per Share Data: BV/ Share ($)	Pricing Ratios (3): P/CORE (x)	P/E (x)	P/TB (%)	P/B (%)	P/A (%)	Dividends (4): Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Key Financial Data (6): Total Assets ($Mil)	Equity/ Assets (%)	LTM Reported ROAA (%)	LTM Reported ROAE (%)	LTM Core ROAA (%)	LTM Core ROAE (%)
All Publicly Traded Thrifts (No MHCs) (7)																		
Average	$20.38	$838.4	$1.15	$15.00	18.81	18.27	163.83	139.71	14.36	$0.45	2.23	35.92	$6,453	10.48	0.63	6.80	0.65	6.96
Median	17.00	121.9	0.96	13.55	16.11	15.84	144.78	131.62	13.07	0.40	2.28	39.58	846	9.29	0.68	6.89	0.69	7.47
All Publicly Traded Banks (7)																		
Average	$25.70	$3,396.7	$1.58	$14.10	17.23	17.05	231.22	187.80	17.30	$0.55	2.04	29.61	$19,374	9.47	1.07	12.04	1.07	12.09
Median	22.74	206.8	1.41	12.45	16.17	16.03	221.20	179.90	16.74	0.50	2.13	30.91	1,173	8.93	1.08	12.26	1.09	12.20
Converted Last Three Months (No MHC)																		
Average	$10.81	$138.31	$0.24	$10.45	35.92	35.92	106.57	104.15	25.17	$0.17	1.63	39.21	$502	23.99	0.59	2.38	0.60	2.40
Median	10.42	85.04	0.25	10.23	35.92	35.92	102.65	102.65	23.90	0.14	1.34	55.56	431	24.76	0.58	2.34	0.58	2.35
Converted Last 3 Months (No MHC)(8)																		
CZWI Citizens Comm. Bncorp, Inc. of WI	$9.71	$69.11	$0.18	$10.74	NM	NM	100.10	90.41	22.06	$0.10	1.03	55.56	$313	24.40	0.41	1.68	0.41	1.68
HBNK Hampden Bancorp, Inc. of MA	12.70	100.97	0.21	12.35	NM	NM	102.83	102.83	18.41	0.00	0.00	0.00	548	17.91	0.29	1.62	0.30	1.70
WFD New Westfield Fin., Inc. of MA	10.88	347.33	0.29	9.00	37.52	37.52	120.89	120.89	34.47	0.18	1.65	62.07	1,008	28.52	0.92	3.22	0.92	3.22
OSBK Osage Bancshares, Inc. of OK	9.95	35.82	0.29	9.71	34.31	34.31	102.47	102.47	25.74	0.38	3.82	NM	139	25.12	0.75	2.99	0.75	2.99

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Pro forma estimates reflecting offering closing data.

Source: SNL Financial, LC. and RP Financial pro forma calculations. *The information* provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

adjustment for the Bank's financial condition continued to be supported by positive adjustments applied for the Bank's asset/liability composition, balance sheet liquidity, funding composition and capital position, all of which were considered on a pro forma basis. No adjustment remained appropriate for the Bank's updated asset growth, as the Bank's greater pro forma leverage capacity continued to be negated by the Peer Group's stronger historical growth and the execution risk associated with the Bank's post-conversion growth strategies, in which the Bank will seek to leverage pro forma capital through a combination of organic growth and complementary acquisitions. No adjustment remained appropriate for earnings, as positive earnings adjustments for the Bank's pro forma interest rate risk and earnings growth potential continued to be negated by the Bank's lower pro forma ROE.

The general markets for thrift and bank stocks were slightly higher since the date of the Original Appraisal, as indicated by the increases recorded in the SNL Indices for all publicly-traded thrifts and banks. Similarly, the average market capitalizations for the Peer Group, all publicly-traded thrifts and all publicly-traded banks were up slightly from the Original Appraisal date. Comparatively, the average P/B and P/TB ratios for the Peer Group, all publicly-traded thrift and all publicly-traded banks were lower compared to the Original Appraisal date, while little change was reflected in their respective updated P/E multiples. Recent conversion activity generally indicated a healthy market for thrift offerings, with most offerings closing above the midpoint of the offering range. Three second-step conversion offerings were completed during the past three months, but were significantly smaller offerings compared to the size of People's offering.

People's stock was up 8.7% since the date of the Original Appraisal and, on the strength of improvement in core earnings components, the Bank's earnings for the year ended December 31, 2006 were higher compared to earnings for the twelve months ended September 30, 2006, which was the period utilized in the Original Appraisal.

Overall, taking into account the foregoing factors, RP Financial concluded that as of January 18, 2007, the aggregate pro forma value of People's conversion stock, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $5.630 billion at the midpoint, an increase in value of 7.4% from the midpoint value set forth in the Original Appraisal. The midpoint and resulting valuation range is based on the sale of a 57.70% ownership interest to the public and the Foundation contribution, which provides for a $3.225 billion public offering. The 57.70% ownership interest was based on the Bank's shares outstanding as of September 30, 2006, which is consistent with the date of the pro forma data in the Bank's prospectus. As of December 31 2006, the MHC's ownership interest equaled 57.69%.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing People's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets

("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In evaluating the emphasis that should be given to the valuation approaches, we anticipate that People's stock will be viewed by the investment community with more emphasis on the price/earnings ratio than is typical of converting thrifts (which are viewed more from a price/tangible book ratio perspective), given the large size of the Company's offering, the expectation that there will be high institutional ownership in the Company's stock on a post-offering basis and that the nation's largest publicly-traded thrifts and banks typically trade within a relatively narrow range of price/earnings ratios and a relatively broad range of price/tangible book value ratios. These characteristics reinforce that the price/earnings multiple is the primary driver of value for large publicly-traded thrifts and banks. This dynamic is evident in the Peer Group's pricing ratios, as there was significantly less variance in the price/earnings ratios for the Peer Group companies compared to the range of price/tangible book ratios exhibited by the Peer Group companies With the exception of NewAlliance Bancshares price/earnings multiple of 31.90 times, the price/earnings ratios of the Peer Group ranged from 13.48 times to 19.92 times based on closing prices as of January 18, 2007 and reported trailing twelve month earnings. Comparatively, the Peer Group's price/tangible book ratios ranged from 193.56% to 398.51% based on closing prices as of January 18, 2007.

The more highly leveraged position of the Peer Group results in one other major consideration in reaching a valuation conclusion. Specifically, the price/tangible book value ratio is less sensitive to changes in value than the earnings multiple. In other words, as the value changes over the course of the range, the price/tangible book value discount changes only to a limited degree, while the price/earnings premium changes rather sharply. Accordingly, given the expectation that the Bank's stock will primarily trade off of the pro forma P/E multiple and the Bank's pro forma tangible capital ratio will be over 3.5 times the Peer Group's ratio, the Bank's pro forma price/tangible book ratios will necessarily warrant a relatively steep discount due to the resulting premium reflected in the Bank's pro forma price/earnings multiple.

In computing the pro forma impact of the offering and the related pricing ratios, the changes to the valuation parameters utilized in the Original Appraisal reflected updated market data and the Bank's financial data through December 31, 2006. The appraisal update also continued to consider the potential uses of proceeds outlined in the prospectus, including possible acquisitions as a means to leverage capital.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial also considered the trading price of People's stock, which had a closing price of $44.38 per share as of January 18, 2007, an increase of 8.7% from its closing price as of October 16, 2006, that implied a pro forma market capitalization for People's of approximately $6.3 billion.

The Bank has adopted Statement of Position ("SOP" 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Bank's shareholders. However, we have considered the impact of the Bank's adoption of SOP 93-6 in the determination of People's pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. Income from continuing operations, which excludes $2.3 million of income from discontinued operations, equaled $121.7 million for the twelve months ended December 31, 2006. In deriving People's estimated core earnings for purposes of the valuation, adjustments made to income from continuing operations included elimination of securities losses equal to $27.2 million, elimination of gains on sale of residential loans equal to $2.0 million and elimination of a tax benefit equal to $2.4 million. As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 34.0%, the Bank's core earnings were calculated at $135.9 million for the 12 months ended December 31, 2006 (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings). Accordingly, the Bank's updated core earnings have increased from the $128.3 million utilized in the Original Appraisal, an increase of 5.9%. This increase was a significant factor in the updated valuation conclusion herein.

	Year Ended 12/31/06 Amount (in millions)
Income from continuing operations	$121.7
Add back: Net securities losses (1)	17.9
Deduct: Net gain on sale of loans (1)	(1.3)
Deduct: Tax benefit related to prior year tax matters	(2.4)
Core earnings estimate	$135.9

(1) Tax effected at 34.0%.

Based on People's reported and estimated core earnings, incorporating the impact of the pro forma assumptions discussed previously, the Company's reported and core P/E multiples at the updated midpoint value of $5.630 billion equaled 29.48 times and 27.75 times, respectively. The Company's updated reported and core P/E multiples indicate premiums of

68.17% and 61.15% relative to the Peer Group's average reported and core P/E multiples of 17.53 times and 17.22 times, respectively (versus premiums of 66.36% and 59.23% relative to the Peer Group's average reported and core P/E multiples as indicated in the Original Appraisal). The Company's updated reported and core P/E multiples indicate premiums of 84.71% and 74.20% relative to the Peer Group's median reported and core P/E multiples of 15.96 times and 15.93 times, respectively (versus premiums of 87.21% and 75.88% relative to the Peer Group's median reported and core P/E multiples as indicated in the Original Appraisal). The Company's pro forma P/E ratios based on reported earnings at the minimum and the super maximum are 26.49 times and 34.96 times, respectively, and based on core earnings at the minimum and the super maximum are 24.86 times and 33.10 times, respectively. The Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 8, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Company's pro forma book value. In applying the P/B approach, we considered both reported book value and tangible book value. The Bank's pre-conversion equity of $1,339.6 million and pre-conversion tangible equity of $1,234.6 million were adjusted to include $8.5 million of equity held at the MHC level which will be consolidated with the Bank's equity as the result of the conversion. Based on the $5.630 billion updated midpoint value, the Company's P/B and P/TB ratios equaled 135.87% and 139.37%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 209.12% and 269.15%, respectively, People's updated ratios were discounted by 35.03% on a P/B basis and 48.22% on a P/TB basis (versus discounts of 37.54% and 52.04% relative to the Peer Group's average P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 205.31% and 250.45%, respectively, People's updated ratios were discounted by 33.82% on a P/B basis and 44.35% on a P/TB basis (versus discounts of 37.21% and 46.89% relative to the Peer Group's median P/B and P/TB ratios as indicated in the Original Appraisal). The Company's pro forma P/B ratios at the minimum and the super maximum equaled 128.53% and 147.49%, respectively. The Company's pro forma P/TB ratios at the minimum and the super maximum equaled 132.28% and 150.60%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the comparatively lower pro forma return on equity resulting from the Company's significantly higher pro forma capital position and the resulting pricing ratios under the earnings and assets approaches.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent second-step conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent second-step conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The three recently completed second-step conversion offerings had an average closing pro forma price/tangible book ratio of 105.7%. In comparison, the Company's P/TB ratio of 139.4% at the updated midpoint value reflects an implied premium of 31.9% relative to

Table 8
Peer Group Market Pricing Table
Market Prices as of January 18, 2007

				Per Share Data (2)				Pricing Ratios (3)					Dividends (4)			Key Financial Data (5)								
				LTM														Tang.	Last Twelve Months					
																			Reported		Core			
Ticker	Company Name	Price/ Share ($)	Market Value (1) ($Mil)	Core EPS ($)	LTM EPS ($)	BV/ Share ($)	TBV/ Share ($)	P/CORE (x)	P/E (x)	P/TB (%)	P/B (%)	P/A (%)	Annual Div. ($)	Yield (%)	Payout Ratio (%)	Total Assets ($Mil)	Equity/ Assets (%)	Equity/ Assets (%)	ROAA (%)	ROAE (%)	ROAA (%)	ROAE (%)	Exchg. Ratio	Offering Size ($Mil.)
PBCT	People's Bank																							
Supermaximum		$20.00	$7,432.1	$0.60	$0.57	$13.56	$13.28	33.10	34.96	150.60	147.49	51.66	$0.40	2.00	69.91	$14,386	35.02	34.55	1.48	4.22	1.56	4.46	2.6003	$ 4,265
Maximum		20.00	6,487.9	0.66	0.62	14.10	13.78	30.38	32.18	145.14	141.84	46.51	0.44	2.20	77.22	13,908	32.79	32.28	1.45	4.41	1.53	4.67	2.2611	$ 3,709
Midpoint		20.00	5,629.5	0.72	0.68	14.72	14.35	27.75	29.48	139.37	135.87	41.73	0.52	2.60	82.56	13,491	30.72	30.17	1.42	4.61	1.60	4.89	1.9662	$ 3,225
Minimum		20.00	4,791.1	0.80	0.76	15.56	15.12	24.86	26.49	132.28	128.63	36.64	0.60	3.00	84.78	13,075	28.51	27.93	1.38	4.85	1.47	5.17	1.6712	$ 2,741
All Publicly Traded Thrifts (No MHCs) (6)																								
Average		$20.38	$838.4	$1.15	$1.13	$15.00	$13.19	16.81	18.27	163.83	139.71	14.36	$0.45	2.23	35.92	$6,453	10.48	9.35	0.63	6.80	0.65	6.96		
Median		17.00	121.9	0.96	0.96	13.55	11.75	16.11	15.84	144.78	131.62	13.07	0.40	2.28	39.58	846	9.29	8.16	0.68	6.89	0.69	7.47		
All Publicly Traded Banks (6)																								
Average		$25.70	$3,306.8	$1.58	$1.59	$14.10	$11.50	17.23	17.05	231.22	187.80	17.30	$0.55	2.04	29.22	$19,374	9.47	8.08	1.07	12.04	1.07	12.09		
Median		22.74	206.8	1.41	1.41	12.45	10.19	16.17	16.03	221.20	179.90	16.74	0.50	2.13	30.68	1,173	8.93	7.57	1.08	12.28	1.09	12.20		
Peer Group																								
Average		$35.60	$2,214.2	$2.25	$2.21	$18.78	$13.62	17.22	17.53	269.15	209.12	20.21	$0.86	2.45	40.28	$10,576	11.12	8.17	1.24	13.08	1.25	13.13		
Median		31.08	2,262.6	2.09	2.11	15.90	14.77	15.83	15.96	250.45	205.31	20.89	0.89	2.32	37.01	11,556	9.55	7.80	1.24	14.30	1.22	14.24		
Peer Group Detail																								
ABCW	Anchor BnCrp Wisconsin Inc.	28.76	626.4	1.97	1.96	15.18	14.26	14.60	14.67	201.68	192.69	13.98	0.68	2.36	33.87	4,482	7.38	6.97	1.00	13.29	1.01	13.34		
CYN	City National Corporation	69.35	3,300.4	4.70	4.69	30.61	24.34	14.76	14.79	284.92	237.01	22.60	1.64	2.36	34.97	14,617	9.98	8.10	1.62	16.33	1.62	18.35		
CBSH	Commerce Bancshares, Inc.	48.42	3,387.1	2.98	3.09	20.62	18.94	16.25	15.67	255.65	241.14	22.23	0.93	1.93	30.20	15,230	9.47	NA	1.54	16.96	1.49	15.41		
CFR	Cullen/Frost Bankers, Inc.	54.92	3,278.7	3.38	3.38	20.08	15.28	16.26	16.25	359.42	286.70	26.33	1.36	2.48	39.05	11,647	9.63	7.50	1.68	18.74	1.68	18.74		
FNFG	First Niagara Fin. Grp, Inc.	14.87	1,624.6	0.85	0.87	12.97	6.92	17.26	16.86	247.80	113.11	19.54	0.48	3.27	52.87	8,012	17.27	8.70	1.17	6.87	1.16	6.73		
MAFB	MAF Bancorp, Inc.	43.78	1,438.6	3.06	3.06	32.28	19.84	14.31	14.31	220.67	139.52	12.53	1.00	2.28	32.68	11,465	9.24	5.89	0.93	9.97	0.93	9.97		
NAL	NewAlliance Bancshares, Inc.	15.95	1,814.6	0.52	0.50	12.36	7.74	30.67	31.90	206.07	131.71	24.27	0.24	1.50	47.00	7,199	18.81	12.68	0.73	3.72	0.76	3.90		
PFB	PFF Bancorp, Inc.	33.40	822.0	2.21	2.24	15.85	15.80	15.11	14.91	211.39	217.73	17.70	0.68	2.04	30.36	4,644	8.40	8.37	1.30	15.30	1.29	15.13		
PFS	Provident Financial Serv, Inc.	17.73	1,140.2	0.89	0.89	15.94	9.16	19.92	19.92	193.56	112.60	19.35	0.40	2.26	43.82	5,624	17.40	10.81	0.93	5.22	0.93	5.22		
TCB	TCF Financial Corporation	26.70	3,495.9	1.93	1.98	7.88	6.70	13.83	13.48	398.51	358.87	24.44	0.92	3.45	34.85	14,297	7.21	6.20	1.87	26.27	1.83	25.66		
VLY	Valley National Bancorp	25.41	2,931.2	1.41	1.40	8.23	6.40	18.02	18.16	397.03	314.48	23.65	0.86	3.38	61.04	12,395	7.68	NA	1.33	17.24	1.34	17.35		
WBS	Webster Financial Corp.	48.09	2,710.5	3.08	2.47	33.30	19.00	18.61	19.47	253.11	153.79	15.85	1.08	2.25	42.91	17,097	10.98	6.48	0.75	7.79	0.93	9.70		

(1) Market value includes offering shares, exchange shares issued to existing non-MHC stockholders of PBCT and shares issued to the Foundation.
(2) People's per share information is pro forma December 31, 2006 adjusted to reflect the impact of the conversion and offerings. Peer group information is as of or for the 12 months ended December 31, 2006 or the latest date available. Core EPS is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis and is shown on a pro forma basis where appropriate.
(3) P/E = price to LTM earnings; P/B = price to book value; P/TB = price to tangible book value; P/CORE = price to LTM core earnings; P/A = price to assets.
(4) Indicated twelve month cash dividend, based on last quarterly dividend declared. People's dividend yield and payout ratios based on a share price of $20.00 and pro forma LTM EPS.
(5) People's information is pro forma December 31, 2006. People's ROAA and ROAE are calculated using pro forma LTM EPS and LTM core EPS divided by pro forma ending December 31, 2006 assets and equity. Peer Group ROAA and ROAE are calculated based on LTM EPS and LTM core EPS dividend by average assets and average equity for the twelve months ended December 31, 2006, or the latest data available.
(6) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC calculations.

the average closing pro forma P/TB ratio of the recent second-step offerings. In comparison to the current trading average P/TB ratio of 107.8% for the recent second-step conversion offerings, the Company's P/TB ratio at the updated midpoint value reflects an implied premium of 29.3%. The comparability of the Bank's pro forma pricing to the recent second-step conversions is considered to be somewhat diminished by the significantly larger size of the Bank's offering.

As set forth in the Original Appraisal, the average pro forma price/tangible book ratio of the five second-step conversion offerings completed with over $1 billion assets equaled 141.1% (see Table 9). The average price/tangible book ratio was influenced by simultaneous acquisitions that were completed in connection with three of the second-step offerings, which resulted in comparatively higher price/tangible book ratios due to the goodwill that was created in those respective acquisitions. The median pro forma price/tangible book ratio of the five second-step conversions with over $1 billion in assets equaled 124.8% at closing. On average, the prices of the five second-step conversion offering increased 11.0% after one week of trading as fully-converted companies. In comparison, the Company's price/tangible book ratio at the updated midpoint value reflects a discount of 1.2% and a premium of 11.7% relative to the respective average and median closing price/tangible book ratios of the five second-step conversion that were completed with over $1 billion in assets.

3. <u>P/A Approach</u>. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the $5.630 billion updated midpoint value, People's pro forma P/A ratio equaled 41.73%. In comparison to the Peer Group's average P/A ratio of 20.21%, People's P/A ratio indicated a premium of 106.48% (versus a premium of 92.61% relative to the Peer Group's P/A ratio as indicated in the Original Appraisal). In comparison to the Peer Group's median P/A ratio of 20.89%, People's P/A ratio indicated a premium of 99.76% (versus a premium of 83.68% relative to the Peer Group's P/A ratio as indicated in the Original Appraisal). The Company's P/A ratios at the minimum and the super maximum equaled 36.64% and 51.66%, respectively.

<u>Valuation Conclusion</u>

Based on the foregoing, it is our opinion that, as of January 18, 2007, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the second-step conversion offering and contribution to the Foundation – including (1) newly-issued shares representing the MHC's current ownership interest in the Bank, (2) exchange shares issued to existing public shareholders of the Bank and (3) the shares of common stock to be contributed to the Foundation – was $5,629,507,860 at the midpoint, equal to 281,475,393 shares at a per share value of $20.00. The resulting range of value and pro forma shares, all based on $20.00 per share and 2.0 million shares issued to the Foundation, are as follows:

Table 9
Pricing Characteristics and After-Market Trends
Second-Step Conversions Over $1 Billion in Assets

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information			
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)
Second Step Conversions											
Hudson City Bancorp, Inc.*	NJ	6/7/05	HCBK-NASDAQ	$21,131	7.50%	0.11%	126%	$3,929.8	68%	92%	3.2%
Partners Trust Fin. Group, Inc.*(7)	NY	7/15/04	PRTR-NASDAQ	$ 3,828	11.01%	0.59%	264%	$ 148.8	54%	85%	3.6%
Provident Bancorp, Inc.* (7)	NY	1/15/04	PBCP-NASDAQ	$ 1,544	10.25%	0.28%	236%	$ 195.7	56%	132%	1.7%
Bank Mutual Corporation*	WI	10/30/03	BKMU-NASDAQ	$ 2,865	11.25%	0.24%	186%	$ 410.6	52%	132%	1.5%
First Niagara Fin Grp, Inc.*(7)	NY	1/21/03	FNFG-NASDAQ	$ 3,291	10.02%	0.42%	102%	$ 410.0	58%	100%	4.0%
Averages - Second Step Conversions:				$ 6,492	10.01%	0.33%	183%	$1,019.0	67%	108%	2.8%
Medians - Second Step Conversions:				$ 3,291	10.25%	0.28%	186%	$ 410.0	56%	100%	3.2%

Institution	Contribution to Char. Found.: Form	Contribution to Char. Found.: % of Offering (%)	Insider Purchases: Benefit Plans ESOP (%)	Insider Purchases: Benefit Plans Recog Plans (%)	Insider Purchases: Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	Pro Forma Pricing Ratios(3): P/TB (%)	Core P/E (x)	P/A (%)	Pro Forma Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Hudson City Bancorp, Inc.*	N.A	N.A	4.0%	8.0%	0.4%	2.40%	121.5%	21.2x	24.4%	1.2%	20.1%	5.7%	$10.00	$10.96	9.6%	$11.08	10.8%	$11.59	15.9%
Partners Trust Fin. Group, Inc.*(7)	N.A	N.A	8.0%	4.0%	0.7%	2.50%	188.9%	17.2x	12.7%	0.7%	6.7%	11.0%	$10.00	$9.99	-0.1%	$9.98	-0.2%	$9.81	-1.9%
Provident Bancorp, Inc.* (7)	C/S	4.0%	5.0%	4.0%	1.6%	1.40%	150.0%	34.6x	23.0%	0.7%	15.4%	4.3%	$10.00	$11.50	15.0%	$11.15	11.5%	$11.51	15.1%
Bank Mutual Corporation*	NA	NA	0.0%	4.0%	0.2%	1.20%	120.5%	29.1x	24.2%	0.8%	20.1%	3.8%	$10.00	$11.78	17.8%	$11.85	18.5%	$11.54	15.4%
First Niagara Fin Grp, Inc.*(7)	NA	NA	5.0%	4.0%	0.3%	1.76%	124.8%	19.5x	19.4%	1.0%	15.5%	6.4%	$10.00	$11.27	12.7%	$11.45	14.5%	$11.18	11.8%
Averages - Second Step Conversions:	N.A.	N.A.	4.4%	4.8%	0.6%	1.85%	141.1%	24.3x	20.7%	0.9%	15.6%	6.3%	$10.00	$11.10	11.0%	$11.10	11.0%	$11.13	11.3%
Medians - Second Step Conversions:	N.A.	N.A.	5.0%	4.0%	0.4%	1.76%	124.8%	21.2x	23.0%	0.8%	15.5%	5.7%	$10.00	$11.27	12.7%	$11.15	11.5%	$11.51	15.1%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

$4,791,081,680, or 239,554,084 shares, at the minimum; $6,467,934,040, or 323,396,702 shares, at the maximum; and $7,432,124,140, or 371,606,207 shares, at the super maximum (also known as "maximum, as adjusted").

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC and the shares contributed to the Foundation, the midpoint of the offering range is $3,225,000,000, equal to 161,250,000 shares at $20.00 per share. The resulting offering range and offering shares, all based on $20.00 per share, are as follows: $2,741,250,000, or 137,062,500 shares, at the minimum; $3,708,750,000, or 185,437,500 shares, at the maximum; and $4,265,062,500, or 213,253,125 shares, at the super maximum. In addition, 2.0 million shares will be contributed to the Foundation at each point in the range. The comparative pro forma valuation ratios relative to the Peer Group are shown in Table 8, and the valuation assumptions are detailed in Exhibit 3. The pro forma calculations for the range are detailed in Exhibit 4.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of People's has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company, before taking into account the impact of the share contribution to the Foundation. The exchange ratio to be received by the existing minority shareholders of the Bank will be determined at the end of the offering, based on the total number of shares sold in the subscription and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $20.00 per share offering price, the indicated exchange ratio at the midpoint is 1.9662 shares of the Company for every one public share of the Bank. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.6712 at the minimum, 2.2611 at the maximum and 2.6003 at the super maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held in the Bank by the public stockholders or on the proposed exchange ratio.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening Chief Executive Officer and Managing Director	Ronald S. Riggins President and Managing Director	Gregory E. Dunn Senior Vice President

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of January 18, 2007

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of January 18, 2007

Public Company Segment:	# of Comp. (#)	Price/ Share ($)	Shares Outstanding (000)	Market Value ($Mil)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(2) (%)	Price Change YTD (%)	Per Share Data: LTM (3) Reported EPS ($)	LTM (3) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages, All Public Companies (1)															
All Public Companies-Banks	443	25.70	75,857.15	3,306.80	29.00	22.47	26.09	-1.36	3.95	-2.39	1.59	1.58	14.10	11.50	156.38
NYSE Exchange Traded Companies	51	38.85	523,790.93	24,742.45	42.59	33.85	39.28	-1.65	0.08	-2.85	2.83	2.64	20.41	14.68	231.12
AMEX Exchange Traded Companies	21	26.16	5,731.27	172.75	29.56	23.27	26.45	-0.96	2.90	-1.33	1.59	1.58	14.71	13.55	159.04
NASDAQ Listed Companies	371	23.87	18,250.74	537.52	27.10	20.86	24.26	-1.34	4.55	-2.39	1.42	1.43	13.17	10.94	145.96
New England Region Companies	25	28.71	25,876.31	1,387.50	31.58	24.58	28.63	0.07	3.87	-0.44	1.54	1.57	16.01	13.11	190.35
Mid-Atlantic Region Companies	95	22.83	124,497.26	5,726.63	26.09	20.27	23.21	-1.54	-0.22	-2.74	1.44	1.38	12.95	10.60	145.69
Southeastern Region Companies	142	25.16	68,957.24	3,407.86	28.06	21.66	25.43	-0.93	7.59	-1.34	1.52	1.52	14.14	11.83	150.72
Midwest Region Companies	93	26.00	60,970.66	2,185.08	29.45	23.30	26.50	-1.62	0.44	-3.19	1.69	1.70	15.32	12.29	177.70
Southwest Region Companies	18	34.32	37,632.73	1,477.13	38.09	29.76	35.09	-2.51	8.96	-4.12	2.02	2.04	16.20	11.36	169.15
West Region Companies	70	26.89	71,837.25	2,529.22	30.83	23.28	27.43	-1.83	5.44	-3.19	1.72	1.72	12.72	10.47	140.57
Companies Issuing Dividends	361	27.76	90,891.54	4,023.11	31.02	24.27	28.19	-1.48	4.58	-2.57	1.77	1.75	15.05	12.06	167.53
Companies Not Issuing Dividends	82	16.64	9,669.15	153.32	20.09	14.56	16.82	-0.82	1.07	-1.60	0.82	0.81	9.78	8.95	107.31
Equity/Assets <6%	14	22.05	7,432.53	183.26	25.42	18.51	21.95	0.48	7.08	-0.50	1.05	1.42	10.80	10.35	202.26
Equity/Assets 6%-12%	380	26.42	84,464.24	3,702.99	29.71	23.05	26.81	-1.35	4.23	-2.40	1.66	1.64	14.18	11.64	162.48
Equity/Assets >12%	49	21.14	28,658.21	1,126.75	24.53	19.12	21.65	-1.96	0.71	-2.88	1.20	1.19	14.21	10.59	96.03
Assets >$1 Billion	244	31.15	133,658.88	5,930.74	35.06	27.20	31.80	-2.18	3.26	-3.65	1.98	1.97	18.16	12.27	181.53
Assets $500 Million to $1 Billion	111	21.10	6,216.25	119.45	23.57	18.41	21.20	-0.46	6.24	-1.12	1.30	1.29	12.51	11.09	139.95
Asset $250 Million to $500 Million	61	17.94	3,881.10	62.04	20.69	15.80	17.97	-0.26	4.29	-0.68	1.07	1.04	10.90	10.26	119.96
Assets <$250 Million	27	12.85	2,414.79	28.54	15.27	11.50	12.89	-0.17	-0.04	-0.14	0.48	0.46	8.79	8.68	79.01
Goodwill Companies	337	27.47	84,423.72	3,831.82	30.92	24.11	27.92	-1.61	3.33	-2.91	1.74	1.73	15.13	11.91	167.23
Non-Goodwill Companies	106	20.06	48,621.92	1,637.64	22.88	17.26	20.26	-0.57	5.93	-0.75	1.12	1.10	10.72	9.93	121.91

(1) A company excluded from averages is under acquisition.
(2) Or since offering price if first listing price in 2006 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(3) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(4) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(5) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of January 18, 2007

Public Company Segment:	# of Comp. (#)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil)	52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	LTM (4) Reported EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share(5) ($)	Assets/ Share ($)
Market Averages, All Public Companies (1) (No MHC)															
All Public Companies-Thrifts	124	20.38	33,964.20	838.35	22.79	18.01	20.80	-1.24	3.62	-1.81	1.13	1.15	15.00	13.19	167.22
NYSE Exchange Traded Companies	14	28.70	164,292.20	5,195.73	32.77	25.30	29.84	-2.91	0.59	-3.52	2.44	2.67	19.48	15.78	246.30
AMEX Exchange Traded Companies	5	19.61	10,691.84	133.00	21.16	15.78	19.42	0.76	15.41	2.70	1.03	1.14	13.20	12.39	156.58
NASDAQ Listed Companies	105	19.31	17,695.34	290.02	21.54	17.15	19.65	-1.11	3.45	-1.79	0.97	0.97	14.43	12.87	157.09
New England Region Companies	16	19.02	17,174.90	266.26	20.96	17.17	19.57	-0.58	5.65	-0.30	0.88	0.82	15.20	13.42	133.75
Mid-Atlantic Region Companies	32	18.91	62,419.31	1,120.35	21.03	16.79	19.24	-1.11	3.29	-1.32	1.02	1.05	13.11	10.74	150.64
Southeastern Region Companies	15	14.48	17,553.16	233.63	16.76	12.96	14.81	-2.15	-4.99	-3.79	0.46	0.53	9.98	9.02	131.20
Midwest Region Companies	41	19.97	9,977.16	195.37	22.46	17.88	20.27	-1.06	3.12	-1.92	1.04	1.03	15.90	14.17	170.88
Southwest Region Companies	4	27.50	8,645.53	185.39	30.72	22.22	27.52	-0.63	17.78	-2.00	0.64	1.01	20.19	18.02	240.48
West Region Companies	16	29.50	77,025.10	3,218.08	32.67	25.33	30.38	-1.86	8.41	-2.01	2.53	2.45	19.34	18.18	237.87
Companies Issuing Dividends	108	21.05	37,036.92	933.12	23.47	18.67	21.41	-1.15	4.80	-1.65	1.21	1.21	15.38	13.48	187.83
Companies Not Issuing Dividends	16	15.88	13,223.39	192.49	18.20	13.54	16.43	-1.90	-6.28	-2.91	0.45	0.54	11.85	10.89	162.84
Equity/Assets <6%	9	17.28	28,603.49	605.61	19.84	15.48	17.53	-2.52	-1.58	-3.28	0.81	0.95	12.23	11.35	240.08
Equity/Assets 6%-12%	82	22.52	28,304.83	900.54	25.29	20.00	23.10	-1.22	1.85	-2.01	1.39	1.39	16.01	14.13	192.79
Equity/Assets >12%	33	15.92	49,488.91	744.30	17.38	13.75	16.07	-0.93	9.74	-0.91	0.52	0.54	13.11	11.31	84.59
Assets >$1 Billion	50	23.69	76,810.13	1,960.46	26.91	21.34	24.51	-2.64	-0.15	-3.85	1.54	1.62	16.17	12.95	191.45
Assets $500 Million to $1 Billion	38	21.11	6,351.03	108.86	23.12	18.18	21.19	-0.37	7.61	-0.33	1.21	1.17	15.34	14.14	173.46
Asset $250 Million to $500 Million	27	14.82	4,114.40	54.11	16.42	13.06	14.90	-0.20	5.92	-1.00	0.66	0.64	12.34	11.88	127.77
Assets <$250 Million	9	15.62	2,069.67	26.22	17.66	13.62	15.67	-0.10	1.51	1.02	-0.14	-0.05	14.09	13.92	120.31
Goodwill Companies	89	21.71	33,861.97	656.83	24.36	19.11	22.22	-1.91	3.95	-2.64	1.29	1.31	15.67	13.37	176.53
Non-Goodwill Companies	35	16.99	34,224.18	1,297.10	18.81	15.22	17.10	0.52	2.68	0.38	0.71	0.73	13.07	12.62	142.85

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2006 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of January 18, 2007

Public Company Segment:	# of Comp. (#)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil)	52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	LTM (4) Reported EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share(5) ($)	Assets/ Share ($)
Market Averages. All Public Companies (1) (MHC)															
All Public Companies-MHC Thrifts	38	16.05	18,869.46	129.20	17.26	13.05	16.11	0.06	16.82	-0.80	0.31	0.31	7.97	7.57	62.02
AMEX Exchange Traded Companies	1	12.49	2,292.08	12.25	14.35	11.10	12.21	2.29	8.61	-0.08	0.57	0.46	8.66	8.66	56.72
NASDAQ Listed Companies	37	16.15	19,317.50	132.36	17.34	13.10	16.21	0.00	17.11	-0.83	0.30	0.30	7.95	7.54	62.16
New England Region Companies	5	13.16	12,662.91	77.92	14.01	11.16	13.16	0.59	13.91	-1.34	0.29	0.29	7.37	7.10	60.51
Mid-Atlantic Region Companies	21	14.41	19,924.84	124.50	15.77	12.15	14.41	0.13	11.81	-1.10	0.27	0.27	7.85	7.38	63.89
Southeastern Region Companies	3	27.68	14,899.06	110.35	29.45	19.94	28.30	-1.47	33.15	-3.11	0.42	0.37	8.75	8.56	49.04
Midwest Region Companies	6	17.57	22,586.96	194.80	18.61	14.43	17.52	0.48	12.83	1.12	0.34	0.34	8.80	8.25	67.17
Southwest Region Companies	1	17.27	25,788.75	200.42	17.45	14.25	17.35	-0.46	NA	1.95	NA	NA	8.25	8.25	60.36
West Region Companies	2	17.99	14,647.73	102.51	18.67	12.13	18.09	-0.61	47.19	-0.16	0.41	0.41	6.85	6.70	51.84
Companies Issuing Dividends	24	17.14	17,136.45	124.52	18.64	13.96	17.14	0.54	14.59	-0.37	0.40	0.39	8.26	7.67	64.22
Companies Not Issuing Dividends	14	14.20	21,840.33	137.22	14.90	11.49	14.33	-0.75	22.98	-1.61	-0.01	0.01	7.43	7.38	57.95
Equity/Assets <6%	1	14.99	5,913.74	32.36	15.52	10.55	14.91	0.54	13.13	-0.07	-1.26	-1.26	5.65	5.22	132.89
Equity/Assets 6%-12%	13	17.17	14,915.60	134.63	18.74	14.67	17.15	0.31	8.29	-0.51	0.48	0.48	8.82	8.16	90.76
Equity/Assets >12%	24	15.50	21,550.95	130.29	16.53	12.27	15.59	-0.09	22.25	-0.98	0.30	0.28	7.64	7.37	44.69
Assets >$1 Billion	8	24.26	51,357.02	399.29	26.17	18.90	24.75	-2.07	24.53	-3.89	0.55	0.52	9.52	8.92	68.91
Assets $500 Million to $1 Billion	10	15.11	16,423.08	96.78	15.58	11.71	15.03	0.62	26.15	0.04	0.13	0.13	6.97	6.86	58.31
Asset $250 Million to $500 Million	19	13.28	7,350.55	38.69	14.55	11.40	13.24	0.55	8.23	0.06	0.31	0.32	7.80	7.30	61.30
Assets <$250 Million	1	12.49	2,292.08	12.25	14.35	11.10	12.21	2.29	8.61	-0.08	0.57	0.46	8.66	8.66	56.72
Goodwill Companies	18	16.56	17,267.44	110.12	17.95	13.21	16.61	0.45	15.53	-1.52	0.26	0.26	7.93	7.10	66.96
Non-Goodwill Companies	20	15.60	20,311.28	146.37	16.64	12.91	15.66	-0.28	18.51	-0.13	0.38	0.37	8.01	8.01	57.33

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2006 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
NYSE Exchange Companies																	
AF	Astoria Financial Corporation	—	—	29.63	99,326.9	2,943.1	31.95	27.25	29.78	-0.50	-0.64	-1.76	1.98	2.02	13.55	11.56	232.03
BBX	BankAtlantic Bancorp, Inc.	—	—	13.03	60,990.7	794.7	15.99	12.31	13.36	-2.47	-12.96	-5.65	0.25	0.29	8.60	7.22	107.69
BFF	BFC Financial Corporation	—	—	6.21	35,846.5	222.6	8.16	4.35	6.32	-1.74	4.90	-6.62	0.04	NA	4.53	2.19	214.14
DSL	Downey Financial Corp.	—	—	67.68	27,853.8	1,885.1	77.30	59.08	70.96	-4.62	-0.89	-6.75	7.36	7.31	50.35	50.24	581.94
FED	FirstFed Financial Corp.	—	—	65.00	16,612.3	1,079.8	69.19	49.57	68.63	-5.29	12.17	-2.94	7.32	7.32	40.19	40.08	606.34
FBC	Flagstar Bancorp, Inc.	—	—	14.58	63,571.4	926.9	17.06	13.85	14.61	-0.21	1.82	-1.75	1.41	1.47	12.82	12.82	237.85
GLK	Great Lakes Bancorp, Inc.	—	—	14.47	10,915.3	157.9	21.14	13.16	14.69	-1.50	-18.20	3.06	NA	NA	12.49	11.36	79.68
NDE	IndyMac Bancorp, Inc.	—	—	39.12	70,858.7	2,772.0	50.50	37.15	43.57	-10.21	-1.71	-13.37	4.95	4.97	27.35	25.75	386.56
NYB	New York Community Bancorp, Inc.	—	—	16.27	295,117.4	4,801.6	18.23	15.69	16.48	-1.27	-3.78	1.06	0.78	0.94	12.66	4.94	98.67
NAL	NewAlliance Bancshares, Inc.	—	—	15.95	109,550.5	1,814.6	16.96	13.55	16.21	-1.60	9.55	-2.74	0.50	0.52	12.36	7.74	65.72
PFB	PFF Bancorp, Inc.	—	—	33.40	24,604.3	822.0	39.49	30.55	34.47	-3.10	6.23	-3.22	2.24	2.21	15.85	15.80	188.70
PFS	Provident Financial Services, Inc.	—	—	17.73	63,564.0	1,140.2	19.16	17.16	18.03	-1.66	-4.88	-2.21	0.89	0.89	15.94	9.16	91.63
SOV	Sovereign Bancorp, Inc.	—	—	24.45	476,800.0	11,657.8	26.60	19.47	25.75	-5.05	16.91	-3.70	0.30	0.86	17.83	6.22	188.80
WM	Washington Mutual, Inc.	—	—	44.26	944,479.0	41,802.6	47.01	41.03	44.93	-1.49	-0.32	-2.70	3.64	3.25	28.21	NA	368.53
AMEX Exchange Companies																	
CNY	Carver Bancorp, Inc.	—	—	16.90	2,511.3	42.4	18.12	15.15	16.90	0.00	11.62	8.47	0.86	1.48	19.42	17.10	310.66
FDT	Federal Trust Corporation	—	—	10.23	9,351.5	95.7	12.35	9.71	10.12	1.09	-15.51	1.29	0.44	0.44	5.79	5.79	78.27
GOV	Gouverneur Bancorp, Inc. (MHC)	—	57.2%	12.49	2,292.1	12.3	14.35	11.10	12.21	2.29	8.81	-0.08	0.57	0.46	8.68	8.68	56.72
TSH	Teche Holding Company	—	—	51.20	2,218.2	113.6	54.40	39.00	50.50	1.39	32.13	-0.58	3.15	3.07	28.68	26.95	307.69
WSB	Washington Savings Bank, F.S.B.	—	—	8.85	7,453.8	66.0	9.80	7.95	8.84	0.11	4.73	1.14	0.56	0.55	8.28	8.28	59.00
WFD	Westfield Financial, Inc.	—	—	10.88	31,924.3	347.3	11.13	7.01	10.75	1.21	44.07	3.18	0.16	0.17	3.81	3.81	27.27
NASDAQ Listed Companies																	
ABBC	Abington Community Bancorp, Inc. (MHC)	Yes	57.1%	18.85	15,288.2	123.7	18.74	13.01	19.10	-1.31	43.02	-1.72	0.45	0.45	7.40	7.40	59.24
ASBI	Ameriana Bancorp	—	—	12.50	3,127.0	39.1	14.50	12.00	12.53	-0.24	-2.32	-4.36	0.09	0.09	10.93	10.66	153.00
ABNJ	American Bancorp of New Jersey, Inc.	—	—	11.77	14,163.2	166.7	12.39	10.11	11.81	-0.34	16.53	-1.79	0.16	0.17	8.82	8.82	36.32
ABCW	Anchor BanCorp Wisconsin Inc.	—	—	28.76	21,786.8	626.6	32.78	28.11	28.98	-0.76	-8.58	-0.21	1.96	1.97	15.18	14.26	205.72
ACFC	Atlantic Coast Federal Corporation (MHC)	—	63.2%	17.64	13,808.3	89.6	18.40	14.05	17.75	-0.62	20.99	-3.24	0.38	0.39	6.59	6.38	57.44
BOFI	B of I Holding, Inc.	—	—	6.89	8,308.8	57.2	8.23	6.09	6.92	-0.43	-11.10	-0.58	0.34	0.32	7.93	7.93	91.87
BKMU	Bank Mutual Corporation	—	—	11.95	60,205.4	719.5	12.76	10.95	12.00	-0.42	8.24	-1.32	0.37	0.36	8.76	7.83	57.48
BFIN	BankFinancial Corporation	—	—	17.30	24,462.6	423.2	18.50	14.67	17.40	-0.57	16.11	-2.86	0.52	0.50	13.32	11.98	65.80
BKUNA	BankUnited Financial Corporation	—	—	26.97	36,656.0	988.9	32.00	24.25	28.01	-3.71	-1.75	-3.54	2.30	2.29	20.34	19.57	369.96
BCSB	BCSB Bankcorp, Inc. (MHC)	—	63.5%	14.99	5,913.7	32.4	15.52	10.55	14.91	0.54	13.13	-0.07	-1.26	-1.26	5.65	5.22	132.89
BFBC	Benjamin Franklin Bancorp, Inc.	—	—	15.67	8,249.8	129.3	16.94	13.00	16.73	-6.34	11.77	-3.87	0.63	0.63	13.88	9.13	115.56
BHLB	Berkshire Hills Bancorp, Inc.	—	—	33.77	8,689.3	293.4	39.67	32.34	33.94	-0.50	-3.51	0.93	1.36	NA	29.31	17.98	253.72
BRBI	Blue River Bancshares, Inc.	—	—	6.08	3,507.2	21.3	7.00	5.19	6.46	-5.88	18.29	-0.33	0.41	0.41	5.12	4.15	61.17
BYFC	Broadway Financial Corporation	—	—	10.70	1,625.4	17.4	11.50	10.02	10.66	0.38	-3.60	1.90	0.98	0.97	10.38	10.38	173.14
BRKL	Brookline Bancorp, Inc.	—	—	12.88	61,583.8	793.2	15.91	12.48	13.13	-1.90	-13.79	-2.20	0.34	0.33	9.43	8.60	38.56
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	—	70.0%	13.26	13,225.0	52.6	13.37	11.00	13.37	-0.82	20.00	0.43	0.35	0.35	6.05	6.05	30.85
CFFN	Capitol Federal Financial (MHC)	—	70.5%	38.45	74,031.9	839.7	38.97	31.46	38.41	0.10	14.98	0.08	0.66	0.66	11.89	11.89	112.92
CEBK	Central Bancorp, Inc.	—	—	31.65	1,591.0	50.4	36.20	28.25	31.67	-0.06	10.86	-2.20	1.23	1.02	25.21	23.81	349.72
CFBK	Central Federal Corporation	—	—	7.33	4,543.7	33.3	8.50	7.01	7.32	0.14	-3.30	-0.41	-0.33	-0.33	6.45	6.45	49.53
CITZ	CFS Bancorp, Inc.	—	—	14.61	11,293.2	165.0	15.16	13.60	14.72	-0.75	0.90	-0.27	0.48	0.42	11.78	11.66	114.41
CHFN	Charter Financial Corporation (MHC)	—	80.6%	48.91	19,663.0	186.1	52.95	34.79	50.59	-3.32	34.44	-5.07	0.68	0.52	13.61	13.33	55.79
CHEV	Cheviot Financial Corp. (MHC)	—	57.9%	13.11	9,422.8	52.0	13.47	11.35	13.06	0.38	11.20	-0.83	0.19	0.19	7.70	7.70	33.14
CBNK	Chicopee Bancorp, Inc.	—	—	15.64	7,439.4	116.4	15.71	14.11	15.63	0.06	NA	-0.06	NA	NA	14.46	14.48	59.92
CZWI	Citizens Community Bancorp, Inc.	—	—	9.71	7,116.6	69.1	11.12	6.91	9.71	0.00	40.45	-0.72	0.06	0.06	4.23	3.20	39.91

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
CTZN	Citizens First Bancorp, Inc.	--	--	25.69	8,153.3	211.1	32.43	22.58	27.85	-7.04	2.94	-15.78	1.06	1.11	20.53	19.04	209.81
CSBC	Citizens South Banking Corporation	--	--	12.87	8,199.7	105.5	13.66	11.92	12.71	1.26	5.49	-0.54	0.58	0.59	10.46	6.58	88.51
CSBK	Clifton Savings Bancorp, Inc. (MHC)	--	56.7%	12.21	29,604.9	156.4	12.28	10.05	12.22	-0.08	20.65	0.16	0.09	0.09	6.51	6.51	27.79
CFCP	Coastal Financial Corporation	Yes	--	16.35	21,688.5	354.6	17.04	11.12	16.40	-0.30	31.95	-2.39	0.85	0.85	5.20	5.20	78.47
COBK	Colonial Bankshares, Inc. (MHC)	--	54.0%	14.44	4,521.7	30.0	14.78	10.33	14.30	0.98	38.87	2.70	0.34	0.34	8.19	8.19	83.81
CFFC	Community Financial Corporation	--	--	12.47	4,247.7	53.0	12.97	10.51	11.25	10.84	11.24	6.40	0.96	0.96	8.74	8.74	104.97
DCOM	Dime Community Bancshares, Inc.	--	--	13.65	36,665.3	500.5	15.63	13.33	13.89	-1.73	-10.37	-2.57	0.95	0.92	8.07	6.55	85.83
ESBK	Elmira Savings Bank, FSB	--	--	29.51	1,324.2	39.1	31.81	23.16	29.50	0.03	18.04	-2.45	2.06	1.75	18.33	18.13	271.98
ESBF	ESB Financial Corporation	--	--	10.90	12,996.8	141.7	13.00	10.30	10.86	0.37	-8.84	-0.91	0.67	0.73	9.93	6.47	147.70
FFCO	FedFirst Financial Corp. (MHC)	--	54.2%	9.60	6,707.5	29.5	10.85	8.89	9.38	2.35	3.56	-1.03	-0.01	0.06	6.88	6.72	42.29
FFDF	FFD Financial Corporation	--	--	18.50	1,212.9	22.4	22.46	15.00	17.51	5.65	-5.13	5.65	1.23	1.22	15.60	15.60	132.33
FSBI	Fidelity Bancorp, Inc.	--	--	18.74	2,980.7	55.9	20.02	17.13	18.75	-0.05	-2.65	0.54	1.33	1.12	15.10	14.18	247.88
FBEI	First Bancorp of Indiana, Inc.	--	--	18.99	1,552.6	29.5	22.79	16.02	18.31	3.71	-14.84	-4.14	0.82	0.53	18.42	17.22	196.38
FBSI	First Bancshares, Inc.	--	--	17.14	1,551.7	26.6	18.24	15.80	17.50	-2.06	-2.61	-1.49	-0.03	NA	17.05	16.84	146.37
FBTC	First BancTrust Corporation	--	--	11.54	2,344.2	27.1	13.49	10.95	11.72	-1.52	-6.98	-2.20	0.46	0.49	11.27	10.85	124.35
FCAP	First Capital, Inc.	--	--	18.12	2,846.5	51.6	20.65	15.94	18.55	-2.32	13.25	-2.32	1.30	1.30	15.28	13.25	158.67
FCLF	First Clover Leaf Financial Corp.	--	--	11.50	9,074.0	104.4	12.46	6.64	11.54	-0.35	64.92	0.00	0.20	0.23	10.26	8.96	37.56
FCFL	First Community Bank Corporation of America	--	--	19.63	3,835.2	75.3	22.25	17.00	19.49	0.72	6.75	3.92	0.93	0.89	8.54	6.43	96.89
FDEF	First Defiance Financial Corp.	--	--	28.27	7,142.0	201.9	30.70	25.09	29.29	-3.47	4.09	-6.55	2.18	2.13	22.38	16.99	214.00
FFBH	First Federal Bancshares of Arkansas, Inc.	--	--	23.50	4,977.4	117.0	25.95	21.60	23.54	-0.17	-4.22	-3.37	1.52	1.45	15.81	15.81	174.46
FFBI	First Federal Bancshares, Inc.	Yes	--	22.93	1,249.4	28.6	24.00	17.05	22.65	1.22	23.59	1.31	0.47	0.48	18.61	17.32	288.43
FFSX	First Federal Bankshares, Inc.	--	--	21.55	3,383.0	72.9	22.90	20.22	21.50	0.23	3.86	-0.69	1.03	0.99	20.46	15.00	175.77
FFNM	First Federal of Northern Michigan Bancorp, In	--	--	9.15	3,035.0	27.8	10.08	9.00	9.15	0.00	-2.14	0.55	0.29	0.30	11.71	10.37	94.33
FFCH	First Financial Holdings, Inc.	--	--	36.03	12,021.4	433.1	41.50	29.80	39.00	-7.62	14.93	-8.04	2.27	2.27	15.29	13.40	221.18
FFHS	First Franklin Corporation	--	--	16.00	1,685.9	27.0	18.90	14.35	15.50	3.23	-1.90	3.23	0.64	0.40	15.00	15.00	191.65
FKFS	First Keystone Financial, Inc.	--	--	19.05	2,027.9	38.6	21.25	18.47	19.38	-1.70	-1.85	-1.80	0.54	0.35	14.13	14.13	257.78
FMSB	First Mutual Bancshares, Inc.	--	--	23.18	6,670.3	154.6	24.91	20.02	23.33	-0.64	11.19	0.00	1.59	1.55	10.13	10.13	164.05
FNFG	First Niagara Financial Group, Inc.	--	--	14.67	110,794.8	1,624.6	15.43	13.38	14.82	-1.01	4.34	-1.28	0.87	0.85	12.97	5.82	75.08
FPTB	First PacTrust Bancorp, Inc.	--	--	27.57	4,403.9	121.4	30.51	27.21	27.60	-0.11	-1.01	-0.51	1.14	1.14	19.65	19.65	198.08
FPFC	First Place Financial Corp.	--	--	22.28	17,470.0	389.2	25.94	21.45	23.55	-5.39	-11.80	-5.15	1.52	1.65	18.57	12.66	175.99
FFIC	Flushing Financial Corporation	--	--	17.09	21,115.1	360.9	18.79	15.33	17.34	-1.44	9.55	0.12	1.22	1.25	10.19	9.36	129.57
FMCO	FMS Financial Corporation	Yes	--	32.15	6,515.8	209.5	36.50	15.50	31.85	0.94	85.72	1.42	0.85	0.78	12.02	11.81	186.18
FXCB	Fox Chase Bancorp, Inc. (MHC)	--	55.5%	13.52	14,679.7	88.3	13.95	12.25	13.53	-0.08	NA	0.15	NA	NA	8.37	8.37	52.28
FBTX	Franklin Bank Corp.	--	--	19.06	23,541.1	448.7	21.88	16.11	19.19	-0.68	4.38	-7.21	1.01	1.00	15.07	8.12	219.06
PEDE	Great Pee Dee Bancorp, Inc.	--	--	15.78	1,786.2	28.2	16.94	14.38	16.75	-5.79	4.64	1.81	0.99	1.05	15.04	14.69	119.91
GAFC	Greater Atlantic Financial Corp.	--	--	3.59	3,020.9	10.8	6.14	3.46	4.23	-15.13	-28.58	-19.14	-1.79	-1.54	3.38	3.06	98.36
ALLB	Greater Delaware Valley Savings Bank (MHC)	--	80.0%	22.00	3,441.4	15.1	28.95	21.31	22.50	-2.22	-18.52	-2.65	0.43	0.43	9.97	9.97	109.95
GCBC	Greene County Bancorp, Inc. (MHC)	--	55.6%	15.45	4,146.0	28.4	17.00	13.92	15.45	0.00	-5.79	-0.32	0.57	0.58	8.38	8.38	75.37
GSLA	GS Financial Corp.	--	--	19.25	1,266.3	24.4	22.01	15.00	19.56	-1.56	26.26	-2.76	-1.78	-1.03	22.50	22.50	143.55
HBNK	Hampden Bancorp, Inc.	--	--	12.70	7,949.9	101.0	13.00	12.20	NA	NA	NA	NA	NA	NA	NA	NA	NA
HARL	Harleysville Savings Financial Corporation	--	--	17.25	3,849.7	66.4	19.93	14.81	18.14	-4.91	-1.20	-8.68	1.08	1.08	12.59	12.59	201.52
HWFG	Harrington West Financial Group, Inc.	--	--	17.55	5,449.6	95.6	18.49	15.46	17.25	1.74	5.66	1.74	1.49	1.54	12.08	10.89	210.18
HBOS	Heritage Financial Group (MHC)	--	70.1%	16.48	11,225.9	55.3	17.00	10.99	16.56	-0.48	44.03	-1.02	0.20	0.20	6.06	5.98	33.90
HFFC	HF Financial Corp.	--	--	17.42	3,985.5	69.1	18.95	15.45	17.37	0.29	-4.14	0.81	1.14	0.55	14.71	13.46	248.86
HIFS	Hingham Institution for Savings	--	--	34.90	2,116.3	73.9	40.42	32.25	35.34	-1.25	-8.83	1.81	2.44	2.44	24.34	24.34	320.48
HMNF	HMN Financial, Inc.	--	--	33.25	4,343.5	144.4	38.10	30.14	33.50	-0.75	8.17	-3.65	2.30	2.30	21.21	20.30	228.37
HOME	Home Federal Bancorp, Inc. (MHC)	--	59.2%	16.85	15,169.1	104.3	17.99	12.23	17.05	-1.17	35.89	-1.81	0.43	0.43	7.11	7.11	50.18
HFBC	HopFed Bancorp, Inc.	--	--	16.06	3,660.3	58.8	17.10	14.91	16.22	-0.99	-2.90	-0.25	1.13	1.18	14.26	11.84	207.23
HCBK	Hudson City Bancorp, Inc.	--	--	13.97	585,714.6	7,903.0	14.25	11.90	14.11	-0.99	12.66	0.65	0.52	0.52	9.47	9.17	63.67

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
IFSB	Independence Federal Savings Bank	—	—	10.50	1,552.4	16.3	12.85	8.20	9.69	8.36	-13.29	4.17	-2.06	-2.06	8.31	8.31	102.14
ISBC	Investors Bancorp, Inc. (MHC)	—	54.3%	15.49	116,275.7	823.7	16.00	11.02	15.77	-1.78	32.28	-1.53	NA	NA	8.15	8.15	50.11
JXSB	Jacksonville Bancorp, Inc. (MHC)	—	52.3%	13.45	1,985.3	12.7	15.25	12.05	12.95	3.86	-6.50	3.94	0.52	0.53	10.56	9.12	130.58
JFBI	Jefferson Bancshares, Inc.	—	—	12.75	6,573.7	83.8	13.60	12.58	12.90	-1.16	-5.97	-2.07	0.30	0.32	11.32	11.32	50.42
KRNY	Kearny Financial Corp (MHC)	—	70.3%	15.25	72,454.7	328.5	17.07	12.88	15.43	-1.17	15.36	-5.04	0.10	0.09	6.73	5.59	27.98
KFFB	Kentucky First Federal Bancorp (MHC)	—	55.5%	10.30	8,522.4	39.1	11.25	9.76	10.15	1.47	-3.30	0.48	0.16	0.16	7.91	6.02	33.17
KFED	K-Fed Bancorp (MHC)	—	62.7%	19.13	14,126.3	100.7	19.35	12.03	19.14	-0.05	58.49	1.49	0.39	0.39	6.59	6.28	53.50
KNBT	KNBT Bancorp, Inc.	—	—	16.41	27,672.8	454.1	17.52	15.09	16.97	-3.30	-1.74	-1.91	0.81	0.73	13.29	8.26	111.25
LSBK	Lake Shore Bancorp, Inc. (MHC)	—	55.0%	12.45	6,612.5	37.0	14.50	9.92	12.45	0.00	NA	-0.88	NA	NA	8.27	8.27	52.98
LEGC	Legacy Bancorp, Inc.	—	—	15.57	10,308.6	160.5	16.20	13.65	15.76	-1.20	11.69	-1.77	NA	NA	14.51	14.21	78.12
LBCP	Liberty Bancorp, Inc.	—	—	10.55	4,760.1	50.2	11.00	8.60	10.57	-0.19	17.24	-1.64	0.31	0.31	10.29	10.29	60.42
LSBX	LSB Corporation	—	—	16.50	4,573.1	75.5	18.50	16.00	16.51	-0.06	-2.94	-0.42	0.18	0.30	12.49	12.49	114.03
LSBI	LSB Financial Corp.	—	—	25.25	1,605.6	40.5	29.78	24.25	25.05	0.80	-5.31	3.06	2.00	2.00	21.42	21.42	228.09
MAFB	MAF Bancorp, Inc.	—	—	43.78	32,807.4	1,438.6	46.75	40.15	45.04	-2.80	0.95	-2.04	3.06	3.06	32.28	19.84	349.40
MGYR	Magyar Bancorp, Inc. (MHC)	—	54.0%	13.60	5,923.7	37.0	14.05	10.35	13.71	-0.80	NA	-1.16	NA	NA	8.14	8.14	73.32
MASB	MASSBANK Corp.	—	—	32.60	4,314.5	140.7	35.00	31.76	32.60	-0.61	-1.06	-0.88	1.64	1.55	24.55	24.30	196.15
MFLR	Mayflower Co-operative Bank	—	—	12.48	2,092.0	26.1	14.97	10.90	12.29	1.55	-12.97	2.46	0.52	0.60	9.24	9.21	115.88
CASH	Meta Financial Group, Inc.	—	—	28.17	2,534.4	71.4	32.11	20.09	29.47	-4.41	38.09	-5.47	1.55	1.07	17.89	16.54	292.52
MFBC	MFB Corp.	—	—	33.70	1,320.8	44.5	36.19	27.50	35.10	-3.99	20.79	-1.49	1.56	1.55	29.48	26.70	375.70
MSBF	MSB Financial Corp. (MHC)	—	55.0%	12.10	5,620.6	30.6	12.50	12.00	12.15	-0.41	NA	NA	NA	NA	NA	NA	NA
MFSF	MutualFirst Financial, Inc.	—	—	20.16	4,391.6	88.5	22.92	18.84	21.00	-4.00	-8.36	-4.91	1.31	1.31	20.01	16.60	225.50
NASB	NASB Financial, Inc.	—	—	38.46	8,318.6	319.9	44.06	31.77	41.07	-6.36	0.39	-6.99	2.46	2.44	18.82	18.46	183.32
NVSL	Naugatuck Valley Financial Corp. (MHC)	—	55.8%	12.25	7,499.0	40.6	12.65	10.17	12.09	1.29	17.90	-0.41	0.25	0.25	6.81	6.78	54.01
NTBK	NetBank, Inc.	—	—	3.82	46,396.7	177.2	7.69	3.81	4.11	-7.06	-47.74	-17.67	-2.48	-2.30	6.26	5.10	82.86
NEBS	New England Bancshares, Inc.	—	—	13.10	5,348.6	70.0	13.33	10.35	13.04	0.46	22.20	-1.06	0.21	0.21	10.70	10.38	50.89
NHTB	New Hampshire Thrift Bancshares, Inc.	—	—	16.16	4,191.1	67.7	16.99	14.64	15.96	1.25	6.46	1.00	1.30	1.30	11.59	8.69	160.16
NFSB	Newport Bancorp, Inc.	—	—	13.85	4,878.3	67.6	14.48	12.25	13.82	0.22	NA	1.39	NA	NA	12.15	12.15	60.01
FFFD	North Central Bancshares, Inc.	—	—	39.00	1,416.4	55.2	41.33	36.50	39.75	-1.89	4.70	-0.64	3.21	3.21	30.36	28.87	363.13
NECB	Northeast Community Bancorp, Inc. (MHC)	—	55.0%	12.00	13,225.0	71.4	12.35	10.75	12.00	0.00	NA	-2.36	NA	NA	7.30	7.30	21.94
NWSB	Northwest Bancorp, Inc. (MHC)	—	60.9%	25.80	50,111.8	505.0	29.73	21.55	25.95	-0.58	16.27	-6.05	1.13	1.13	12.22	8.90	130.57
OSHC	Ocean Shore Holding Company (MHC)	—	55.2%	13.65	8,620.9	52.7	13.75	11.30	13.65	0.00	19.63	-0.73	0.39	0.39	7.20	7.20	65.28
OCFC	OceanFirst Financial Corp.	—	—	21.77	12,349.2	268.8	24.52	20.55	22.23	-2.07	-6.45	-5.06	1.59	1.58	11.09	11.00	167.85
ONFC	Oneida Financial Corp. (MHC)	—	55.4%	11.62	7,784.0	40.4	12.86	9.75	11.20	3.71	-0.72	-1.64	0.50	0.48	7.31	4.70	56.90
OSBK	Osage Bancshares, Inc.	Yes	69.8%	9.95	3,599.5	10.6	13.82	8.74	10.36	-3.92	19.09	-13.24	0.17	0.17	3.69	3.69	32.63
PPBI	Pacific Premier Bancorp, Inc.	—	—	12.19	5,264.0	64.2	12.70	10.75	12.35	-1.30	3.74	0.08	1.17	1.17	9.02	9.02	112.45
PBCI	Pamrapo Bancorp, Inc.	—	—	24.56	4,975.5	122.2	26.50	18.78	24.50	0.23	14.64	4.24	1.42	1.35	12.06	12.06	129.33
PFED	Park Bancorp, Inc.	—	—	33.50	1,114.7	37.3	36.00	31.10	33.93	-1.27	1.67	0.06	-0.25	-0.25	27.50	27.50	211.89
PVSA	Parkvale Financial Corporation	—	—	29.35	5,679.7	166.7	34.60	27.00	31.00	-5.32	5.61	-7.56	2.37	2.36	22.05	16.43	338.91
PRTR	Partners Trust Financial Group, Inc.	—	—	11.35	44,291.4	502.7	12.07	10.08	11.41	-0.53	-4.66	-2.49	0.56	0.59	11.12	5.34	85.15
PBHC	Pathfinder Bancorp, Inc. (MHC)	—	64.2%	13.10	2,464.5	11.5	16.00	11.70	13.10	0.00	0.77	0.49	0.27	0.28	8.67	7.01	120.96
PFSB	PennFed Financial Services, Inc.	Yes	—	19.41	12,836.7	249.2	19.85	15.66	19.75	-1.72	2.37	0.47	0.87	0.88	9.69	9.69	181.91
PFDC	Peoples Bancorp	—	—	20.00	3,207.0	64.1	22.25	15.60	18.84	6.16	-1.91	3.25	0.98	0.97	19.57	18.78	156.25
PBCT	People's Bank (MHC)	Yes	57.7%	44.38	142,142.5	2,668.6	45.40	30.00	44.58	-0.45	37.95	-0.54	0.84	0.92	9.51	8.77	74.68
PCBI	Peoples Community Bancorp, Inc.	—	—	17.47	4,829.7	84.4	21.83	16.35	17.25	1.28	-14.36	-2.94	-0.31	-0.12	18.75	12.46	218.10
PFSL	Pocahontas Bancorp, Inc.	Yes	—	15.50	4,641.7	71.9	17.73	12.00	15.81	-1.96	21.47	-6.23	0.48	0.44	11.41	8.57	159.14
PROV	Provident Financial Holdings, Inc.	—	—	29.17	6,886.3	200.9	33.15	27.09	29.72	-1.85	0.31	-4.11	3.05	2.22	20.09	20.09	246.16
PBNY	Provident New York Bancorp	—	—	14.54	42,699.0	620.8	16.00	10.90	15.14	-3.96	31.82	-2.94	0.49	0.49	9.49	5.46	66.54
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	—	57.3%	13.58	12,064.3	70.0	14.40	11.65	13.40	1.34	15.08	1.34	0.32	0.32	7.25	7.25	39.16
PSBH	PSB Holdings, Inc. (MHC)	—	54.8%	11.18	6,804.6	34.4	11.48	10.39	10.91	2.47	2.66	0.36	0.29	0.28	7.45	6.25	69.01

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
PULB	Pulaski Financial Corp.	—	—	15.51	9,946.3	154.3	19.24	15.05	15.75	-1.52	-18.15	-2.64	1.01	0.84	7.62	7.08	96.70
PVFC	PVF Capital Corp.	—	—	10.58	7,720.0	81.7	11.24	9.70	10.51	0.67	-2.94	0.09	0.67	0.67	9.15	9.15	118.61
RPFG	Rainier Pacific Financial Group, Inc.	—	—	19.41	6,617.7	128.4	19.91	14.85	19.58	-0.87	27.45	-2.12	0.47	0.47	14.12	13.57	146.71
RIVR	River Valley Bancorp	—	—	17.75	1,617.7	28.7	20.48	17.60	17.65	0.57	-8.41	-1.66	1.08	1.10	14.69	14.67	206.16
RVSB	Riverview Bancorp, Inc.	—	—	15.73	11,575.5	182.1	15.84	11.55	15.69	0.23	34.70	3.46	0.98	0.95	8.28	5.97	73.03
RCKB	Rockville Financial, Inc. (MHC)	—	55.0%	15.19	19,435.0	132.8	18.20	13.55	16.71	-9.10	8.58	-14.90	NA	NA	8.08	8.02	62.43
ROMA	Roma Financial Corporation (MHC)	—	69.0%	15.93	32,731.9	161.6	16.87	12.92	16.03	-0.62	NA	-3.80	NA	NA	7.13	7.11	26.70
ROME	Rome Bancorp, Inc.	—	—	12.46	8,728.2	108.8	13.00	10.95	12.33	1.05	13.17	-2.27	0.37	0.37	9.23	9.23	33.91
SVBI	Severn Bancorp, Inc.	—	—	20.04	9,150.9	183.4	20.65	16.93	19.11	4.87	17.32	4.27	1.78	1.76	9.10	9.06	99.45
SIFI	SI Financial Group, Inc. (MHC)	—	58.7%	12.32	12,421.9	63.3	12.75	10.35	12.17	1.25	11.80	0.41	0.25	0.27	6.56	6.50	59.89
SSFC	South Street Financial Corp.	—	—	9.25	2,954.7	27.3	10.00	8.38	9.25	0.00	-5.13	-0.79	0.49	0.51	8.83	8.83	90.85
SUPR	Superior Bancorp	—	—	11.02	26,428.9	291.2	11.94	10.39	11.17	-1.34	-2.91	-2.82	0.19	0.20	6.64	4.56	69.44
SYNF	Synergy Financial Group, Inc.	—	—	16.18	11,382.1	184.2	16.60	12.71	16.32	-0.86	28.31	-1.82	0.39	0.39	8.47	8.41	87.27
THRD	TF Financial Corporation	—	—	30.22	2,871.4	86.8	33.49	26.54	30.00	0.73	5.48	-2.52	2.04	2.05	24.22	22.62	242.54
TONE	TierOne Corporation	—	—	30.43	18,172.7	553.0	35.60	28.79	30.92	-1.58	4.71	-3.73	2.34	2.38	18.99	18.18	184.42
TSBK	Timberland Bancorp, Inc.	—	—	37.64	3,757.7	141.4	39.06	23.31	37.06	1.56	61.16	1.43	2.24	2.24	21.12	19.22	153.57
TRST	TrustCo Bank Corp NY	—	—	10.49	74,873.0	785.4	12.90	10.40	10.99	-4.55	-17.08	-5.67	0.60	0.61	3.20	3.19	42.21
UCBA	United Community Bancorp (MHC)	—	55.0%	12.41	8,464.0	47.3	13.70	10.25	12.75	-2.67	NA	3.59	NA	NA	7.53	7.53	42.08
UCFC	United Community Financial Corp.	—	—	11.83	30,982.1	366.3	13.33	11.06	11.97	-1.17	-5.38	-3.35	0.82	0.82	8.94	7.80	85.29
UBNK	United Financial Bancorp, Inc. (MHC)	—	53.6%	14.88	17,154.0	118.5	14.97	11.33	13.90	7.05	28.61	7.83	0.35	0.36	7.95	7.93	57.19
UWBK	United Western Bancorp, Inc.	—	—	20.50	7,556.8	154.9	24.60	18.75	20.85	-1.68	8.35	2.55	0.19	NA	14.51	14.51	291.61
VPFG	ViewPoint Financial Group (MHC)	—	55.0%	17.27	25,788.8	200.4	17.45	14.25	17.35	-0.46	NA	1.95	NA	NA	8.25	8.25	60.36
WFSL	Washington Federal, Inc.	—	—	22.47	87,434.5	1,964.7	25.00	21.55	23.34	-3.73	-9.40	-4.50	1.60	1.60	14.63	13.99	104.61
WAUW	Wauwatosa Holdings, Inc. (MHC)	—	69.6%	17.72	33,095.3	178.0	19.00	11.70	17.77	-0.28	49.79	-0.56	0.16	0.18	7.22	7.22	51.13
WAYN	Wayne Savings Bancshares, Inc.	—	—	13.95	3,304.1	46.1	16.25	13.90	14.60	-4.45	-12.21	-3.46	0.56	0.54	10.81	10.07	122.80
WFBC	Willow Financial Bancorp, Inc.	—	—	13.95	14,875.6	207.5	16.38	13.92	14.50	-3.79	-11.43	-6.50	0.91	NA	13.96	6.81	104.42
WSFS	WSFS Financial Corporation	—	—	61.50	6,675.1	410.5	68.27	57.22	65.92	-6.71	-2.95	-8.11	4.34	4.54	31.22	30.87	449.56
WVFC	WVS Financial Corp.	—	—	16.86	2,320.3	39.1	18.08	16.10	16.51	2.10	4.72	2.18	1.35	1.35	12.81	12.81	182.27

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
NYSE Exchange Companies																
BXS	BancorpSouth, Inc.	—	25.87	79,131.3	2,047.1	28.60	21.87	26.72	-3.18	14.67	-3.54	1.74	1.66	13.03	10.90	149.80
BAC	Bank of America Corporation	—	53.29	4,498,145.3	239,708.2	55.08	40.93	53.26	0.06	17.74	-0.19	4.32	3.98	29.52	13.99	321.99
BOH	Bank of Hawaii Corporation	—	52.73	49,809.7	2,626.5	55.15	47.00	53.56	-1.55	0.78	-2.26	3.39	3.39	13.72	13.02	208.17
BK	Bank of New York Company, Inc.	—	40.94	755,962.8	30,949.1	41.25	30.81	40.00	2.35	26.67	3.99	3.93	1.91	15.35	6.58	136.92
BBT	BB&T Corporation	—	43.18	541,475.3	23,380.9	44.74	38.24	42.98	0.47	3.43	-1.71	2.81	2.92	21.69	11.94	224.08
COF	Capital One Financial Corporation	—	75.82	304,426.2	23,081.6	90.04	69.30	75.99	-0.22	-11.84	-1.30	7.50	7.59	54.79	40.85	311.76
CBC	Capitol Bancorp Ltd.	—	41.92	16,064.9	673.4	47.49	36.89	43.67	-4.01	7.21	-9.26	2.54	2.54	20.40	17.26	239.95
CPF	Central Pacific Financial Corp.	—	37.59	30,660.0	1,152.5	40.15	33.30	38.56	-2.52	-2.34	-3.02	2.59	2.59	23.58	12.76	175.41
CHZ	Chittenden Corporation	—	29.77	45,360.1	1,350.4	31.40	24.60	30.30	-1.75	1.12	-3.00	1.83	1.83	14.79	9.70	141.76
C	Citigroup Inc.	—	54.39	4,913,666.6	267,254.3	57.00	44.81	54.17	0.41	12.47	-2.35	4.64	2.98	23.76	15.91	355.03
CYN	City National Corporation	—	69.35	48,038.5	3,300.4	78.25	60.02	69.75	-0.57	-6.23	-2.60	4.69	4.70	30.61	24.34	306.86
CNB	Colonial BancGroup, Inc.	—	24.85	152,852.4	3,798.4	27.27	23.42	25.99	-4.39	4.28	-3.46	1.72	1.69	13.48	9.05	149.07
CMA	Comerica Incorporated	—	59.47	157,574.1	9,370.9	60.10	50.12	57.90	2.71	4.37	1.35	5.49	4.67	32.70	31.74	368.01
CBH	Commerce Bancorp, Inc.	—	31.90	188,507.3	6,013.4	41.20	30.45	34.76	-8.23	-4.18	-9.55	1.63	1.62	14.28	13.56	229.50
CBU	Community Bank System, Inc.	—	22.55	29,867.3	673.5	25.11	18.75	23.44	-3.80	-5.01	-1.96	1.27	1.34	15.56	7.53	146.52
CFR	Cullen/Frost Bankers, Inc.	—	54.92	55,820.8	3,276.7	59.81	52.03	55.98	-1.89	1.22	-1.61	3.38	3.38	20.08	15.28	208.58
DRL	Doral Financial Corporation	—	2.39	107,948.2	258.0	12.07	1.98	2.62	-8.78	-77.37	-16.72	-1.30	-0.84	4.22	4.13	121.94
FNB	F.N.B. Corporation	—	17.42	60,299.0	1,050.4	18.85	15.15	18.04	-3.44	2.53	-4.65	0.92	1.08	8.94	4.54	100.52
FBP	First BanCorp.	—	9.08	80,821.0	733.9	13.30	8.59	9.17	-0.98	-25.76	-4.72	2.04	1.94	9.30	8.83	225.87
FCF	First Commonwealth Financial Corporation	—	13.27	73,819.9	979.6	14.70	12.14	13.36	-0.67	-0.38	-1.19	0.75	0.77	7.71	5.29	82.58
FHN	First Horizon National Corporation	—	40.06	124,866.0	5,002.1	43.07	37.10	40.64	-1.43	2.85	-4.12	3.62	2.21	19.61	16.90	301.88
FRC	First Republic Bank	—	38.54	27,108.1	1,044.7	48.02	34.71	39.12	-1.48	-1.46	-1.38	2.25	2.26	19.15	16.24	390.87
FMT	Fremont General Corporation	—	13.90	77,882.0	1,082.3	24.79	12.85	14.73	-5.63	-41.30	-14.25	2.21	2.21	18.70	18.67	164.30
IFC	Irwin Financial Corporation	—	20.95	29,794.2	624.2	23.00	17.92	21.56	-2.83	-1.04	-7.42	0.12	1.18	17.56	NA	201.25
IMP	ITLA Capital Corporation	—	53.41	5,263.6	281.1	58.96	44.65	56.60	-5.64	9.67	-7.77	4.56	4.56	40.96	40.37	622.49
JPM	JPMorgan Chase & Co.	—	48.15	3,461,700.0	166,680.9	49.00	37.88	48.31	-0.33	22.56	-0.31	4.04	3.47	33.45	19.13	390.51
KEY	KeyCorp	—	37.46	402,748.4	15,087.0	38.63	32.96	37.64	-0.48	12.36	-1.50	2.93	2.92	19.73	16.01	238.75
MTB	M&T Bank Corporation	—	119.07	110,308.0	13,134.4	124.98	105.72	121.43	-1.94	9.14	-2.53	7.37	7.38	56.94	28.57	517.25
MI	Marshall & Ilsley Corporation	—	46.93	255,500.0	11,990.6	49.10	40.63	48.13	-2.49	11.21	-2.45	3.17	3.19	24.24	NA	221.58
MEL	Mellon Financial Corporation	Yes	43.62	415,236.7	18,112.6	43.96	32.76	42.70	2.15	24.10	3.49	2.17	2.25	11.26	4.41	99.89
NCC	National City Corporation	—	35.63	601,875.5	21,444.8	38.04	33.26	35.56	0.20	2.33	-2.54	3.01	2.83	21.44	15.63	229.57
ONB	Old National Bancorp	—	18.44	66,408.0	1,224.5	21.95	18.21	18.84	-2.12	-14.15	-2.54	1.21	1.05	9.68	7.85	119.28
OFG	Oriental Financial Group Inc.	—	12.58	24,510.4	308.3	14.50	11.28	12.85	-2.10	-6.33	-2.88	0.67	0.60	11.58	11.50	187.48
PNC	PNC Financial Services Group, Inc.	—	74.85	293,800.0	21,990.9	75.65	62.77	74.98	-0.17	17.84	1.09	8.68	4.48	36.60	24.36	335.05
RGF	R & G Financial Corporation	—	7.01	51,131.7	358.4	13.59	6.86	7.10	-1.27	-46.24	-8.37	2.81	2.87	12.57	11.48	195.26
RF	Regions Financial Corporation	—	37.23	455,066.7	16,942.1	39.15	32.37	37.29	-0.16	7.57	-0.45	2.71	2.78	24.27	12.72	191.12
SBP	Santander BanCorp	—	18.22	46,639.1	849.8	26.45	17.46	18.92	-3.70	-25.48	2.07	1.08	1.08	12.35	8.43	196.76
STT	State Street Corporation	—	71.58	332,438.0	23,795.9	72.82	54.39	70.69	1.26	21.76	6.14	3.24	3.18	21.76	16.29	322.87
STL	Sterling Bancorp	—	18.57	18,712.1	347.5	23.15	17.05	18.79	-1.17	-4.67	-5.74	0.67	1.17	7.54	6.32	103.80
STI	SunTrust Banks, Inc.	—	83.68	363,868.5	30,448.5	85.64	69.68	82.71	1.17	14.21	-0.91	5.85	5.80	49.71	29.65	501.68
SNV	Synovus Financial Corp.	—	31.51	325,552.4	10,258.2	32.10	25.74	31.20	0.99	17.93	2.21	1.90	1.90	11.38	9.13	97.89
TCB	TCF Financial Corporation	—	26.70	130,910.3	3,495.9	28.10	24.23	27.38	-2.48	2.69	-2.63	1.98	1.93	7.88	6.70	109.25
BNK	TD Banknorth Inc.	Yes	32.10	228,278.3	7,327.7	32.58	27.95	32.15	-0.16	6.89	-0.56	1.47	1.80	36.21	7.64	174.84
USB	U.S. Bancorp	—	35.57	1,765,000.0	62,781.1	36.85	28.99	35.51	0.17	18.84	-1.71	2.81	2.60	11.44	6.15	123.59
UBH	U.S.B. Holding Co., Inc.	—	22.80	21,741.2	495.7	24.81	20.58	23.73	-3.92	3.03	-5.39	1.42	1.41	10.02	9.83	138.27
UB	UnionBanCal Corporation	—	60.05	140,326.7	8,426.6	71.75	56.26	60.18	-0.22	-12.01	-1.96	5.73	4.95	33.17	29.71	370.68
VLY	Valley National Bancorp	—	25.41	115,357.3	2,931.2	27.05	21.99	25.91	-1.93	12.15	-4.15	1.40	1.41	6.23	6.40	107.44
WHI	W Holding Company, Inc.	—	5.68	164,486.7	934.3	9.12	5.00	5.90	-3.73	-35.01	-4.70	0.44	0.44	4.23	4.23	99.13

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
WB	Wachovia Corporation	—	56.70	1,581,193.0	89,653.6	60.04	50.85	56.58	0.21	5.74	-0.44	4.52	4.20	32.37	16.83	354.15
WBS	Webster Financial Corporation	—	48.09	56,382.0	2,710.5	50.44	45.25	47.60	1.03	0.19	-1.29	2.47	3.08	33.30	19.00	303.41
WFC	Wells Fargo & Company	—	36.20	3,377,149.9	122,252.6	36.99	30.31	35.54	1.86	13.84	1.60	2.49	2.33	13.58	NA	142.58
WAL	Western Alliance Bancorporation	—	33.53	26,977.1	904.5	39.10	29.42	35.03	-4.28	15.62	-3.57	1.45	1.47	14.57	9.13	148.36
WL	Wilmington Trust Corporation	—	42.17	68,431.5	2,885.8	45.61	39.30	42.74	-1.33	6.73	0.00	2.05	2.04	15.55	10.78	156.30
AMEX Exchange Companies																
BHB	Bar Harbor Bankshares	—	32.00	3,048.0	97.5	32.25	28.90	31.12	2.83	19.40	0.79	2.20	2.06	19.38	18.32	260.80
BNV	Beverly National Corporation	—	23.60	2,723.4	64.3	27.00	21.05	23.40	0.85	-14.18	0.85	1.42	1.42	17.15	17.15	163.10
BRB	Brunswick Bancorp	—	12.98	2,589.7	33.6	14.40	11.71	13.06	-0.61	9.63	1.01	0.78	0.78	13.82	13.82	48.00
CAC	Camden National Corporation	—	43.70	6,615.5	289.1	47.97	32.60	44.37	-1.51	31.03	-5.25	2.92	3.03	15.53	14.71	264.37
SCB	Community Bankshares, Inc.	—	16.65	4,442.2	74.0	17.69	14.90	17.00	-2.06	6.05	-1.19	0.28	0.29	11.67	10.10	126.23
FWV	First West Virginia Bancorp, Inc.	—	19.75	1,528.4	30.2	20.90	18.64	20.10	-1.74	3.89	0.00	1.53	1.51	16.39	15.23	172.94
IRW	IBT Bancorp, Inc.	—	21.78	5,884.6	128.2	23.00	18.20	22.25	-2.11	6.50	3.71	1.44	1.35	10.63	10.63	123.26
MBR	Mercantile Bancorp, Inc.	—	22.09	5,845.7	129.1	24.00	21.00	22.09	0.00	-5.19	-0.72	1.63	1.50	16.72	15.58	208.99
MBP	Mid Penn Bancorp, Inc.	—	23.99	3,346.9	80.3	27.25	23.00	23.94	0.21	0.76	-6.11	1.47	1.48	11.47	11.33	138.15
MSL	MidSouth Bancorp, Inc.	—	28.98	6,256.1	181.3	32.80	21.00	29.08	-0.34	34.17	-7.00	1.28	1.28	9.41	7.81	123.21
NBN	Northeast Bancorp	—	20.10	2,452.1	49.3	24.00	18.40	20.10	0.00	-15.55	5.24	1.36	1.27	16.56	15.64	232.37
PRK	Park National Corporation	—	97.01	13,921.5	1,350.5	118.77	92.13	98.96	-1.97	-7.62	-2.01	6.83	6.83	41.07	35.47	393.23
PGC	Peapack-Gladstone Financial Corporation	—	28.19	8,260.2	232.9	29.50	23.52	28.35	-0.56	0.61	0.32	1.24	1.38	12.53	12.46	154.04
PLE	Pinnacle Bancshares, Inc.	—	15.41	1,464.5	22.6	16.00	13.56	15.73	-2.03	7.01	-2.78	0.87	1.01	12.45	12.25	153.49
SAL	Salisbury Bancorp, Inc.	—	37.55	1,684.2	63.2	39.75	35.50	37.50	0.13	-0.92	-0.13	2.44	2.33	26.62	20.07	253.72
SSE	Southern Connecticut Bancorp, Inc.	—	7.26	2,940.2	21.3	7.60	6.80	7.10	2.25	1.82	1.54	-0.11	-0.11	6.86	6.86	38.28
SGB	Southwest Georgia Financial Corporation	—	19.10	3,234.8	61.8	25.70	18.00	20.00	-4.50	-13.57	-1.04	1.03	1.14	12.65	11.98	95.55
SBK	Sun American Bancorp	—	5.20	19,217.8	99.9	5.85	4.50	5.40	-3.70	16.59	-0.38	0.11	0.11	3.30	3.00	17.18
TMP	Tompkins Trustco, Inc.	—	42.95	9,790.5	420.5	50.80	37.75	44.48	-3.44	2.28	-5.50	2.71	2.57	19.30	17.30	222.65
UNB	Union Bankshares, Inc.	—	21.75	4,540.7	98.8	24.15	20.25	21.91	-0.73	-9.38	-2.86	1.45	1.43	9.39	9.39	82.61
GIW	Wilber Corporation	—	9.40	10,569.2	99.4	11.35	9.35	9.51	-1.16	-12.48	-6.41	0.59	0.59	5.96	5.48	71.76
NASDAQ Listed Companies																
FCCY	1st Constitution Bancorp	—	19.32	3,514.8	67.9	20.50	17.15	19.56	-1.22	0.66	-2.95	1.45	1.52	9.92	9.92	113.58
FIFG	1st Independence Financial Group, Inc.	—	16.68	1,987.7	33.2	19.00	15.24	15.58	7.06	-11.04	1.71	0.96	0.97	20.05	NA	170.20
SRCE	1st Source Corporation	—	29.09	22,501.3	654.6	33.46	23.28	30.88	-5.80	22.74	-9.46	1.76	1.70	16.15	15.28	160.90
AANB	Abigail Adams National Bancorp, Inc.	—	13.31	3,462.1	46.1	14.60	12.80	13.50	-1.41	-6.92	-0.30	0.92	0.92	6.52	NA	111.68
ANCX	Access National Corporation	—	9.45	11,004.8	104.0	11.91	8.40	9.57	-1.25	-7.35	-1.15	0.70	0.70	5.30	NA	56.15
ALAB	Alabama National BanCorporation	—	67.13	18,650.2	1,252.0	70.80	59.78	68.57	-2.10	-0.36	-2.33	4.12	4.16	37.88	25.56	368.44
ABVA	Alliance Bankshares Corporation	—	16.58	5,544.5	91.9	17.47	14.35	16.29	1.78	13.72	5.94	0.86	0.87	9.67	NA	116.11
ALNC	Alliance Financial Corporation	—	30.87	3,583.5	110.6	34.00	27.29	30.64	0.75	-0.47	-3.11	1.93	2.03	20.51	17.92	289.59
AMFI	AMCORE Financial, Inc.	—	31.47	24,277.0	764.0	33.51	26.80	32.33	-2.66	3.15	-3.67	1.71	1.84	18.73	16.48	224.47
AMBK	American Bank Incorporated	—	8.04	6,023.8	48.4	8.69	7.26	7.93	1.39	-4.33	2.58	0.45	0.38	5.60	5.60	87.01
ACBA	American Community Bancshares, Inc.	—	10.91	6,963.7	76.0	13.83	10.50	10.90	0.09	-10.57	-1.18	0.57	0.56	7.73	6.23	69.45
AMNB	American National Bankshares Inc.	—	23.03	6,166.1	142.0	24.41	21.93	23.47	-1.87	-0.30	-1.24	1.91	1.92	15.39	11.27	128.59
AMRB	American River Bankshares	—	24.50	5,657.3	138.6	27.62	21.90	24.00	2.08	11.56	2.13	1.53	1.53	11.02	7.87	106.75
AWBC	AmericanWest Bancorporation	—	22.77	11,376.5	259.0	26.86	19.98	23.57	-3.39	-5.04	-5.99	0.84	0.96	13.16	9.59	120.22
AMAB	AmericasBank Corp.	—	6.31	2,654.2	16.7	7.75	6.31	6.31	0.00	-13.56	-2.92	-0.30	-0.30	5.97	5.89	36.31
ABCB	Ameris Bancorp	—	26.77	13,033.2	348.9	29.39	19.77	28.40	-5.74	32.99	-5.00	1.48	1.60	12.31	8.58	149.30
ASRV	AmeriServ Financial, Inc.	—	4.57	22,150.8	101.2	5.30	4.20	4.72	-3.18	1.56	-7.30	0.09	0.09	3.92	3.40	39.88
ATLO	Ames National Corporation	—	22.10	9,425.0	208.3	28.57	19.75	22.03	0.32	-8.22	5.24	1.16	1.09	11.86	11.86	87.21
ANNB	Annapolis Bancorp, Inc.	—	9.25	4,089.2	37.8	10.00	8.65	9.25	0.00	-1.49	-2.63	0.75	0.72	5.68	5.68	81.43

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
APAB	Appalachian Bancshares, Inc.	—	18.60	5,176.2	96.3	24.39	17.62	19.00	-2.11	4.44	-3.38	1.12	1.12	12.54	12.11	143.52
AROW	Arrow Financial Corporation	—	23.05	10,625.3	244.9	27.17	22.98	24.20	-4.75	-10.04	-6.94	1.61	1.60	11.30	9.69	144.24
ASBC	Associated Banc-Corp	—	34.19	130,215.8	4,452.1	35.44	30.10	34.81	-1.78	3.29	-1.98	2.45	2.39	17.44	10.40	162.04
ATBC	Atlantic BancGroup, Inc.	—	34.35	1,247.5	42.9	41.00	24.78	34.34	0.04	17.98	3.01	1.48	1.48	13.35	13.35	187.81
AUBN	Auburn National Bancorporation, Inc.	—	29.25	3,771.6	110.3	29.32	21.50	29.25	0.00	27.17	1.25	1.79	1.79	12.47	12.47	168.59
BANF	BancFirst Corporation	—	51.63	15,742.2	812.8	55.27	39.76	53.10	-2.77	28.24	-4.39	2.95	2.93	21.29	18.75	217.57
BARI	Bancorp Rhode Island, Inc.	—	43.20	4,773.8	206.2	46.20	33.10	43.39	-0.44	27.89	-0.12	1.51	1.74	22.91	20.54	313.50
TBBK	Bancorp, Inc.	—	26.90	13,703.4	368.6	30.49	17.75	29.15	-7.72	51.04	-9.12	0.84	0.85	10.52	10.23	90.63
BTFG	BancTrust Financial Group, Inc.	—	22.95	11,156.0	256.0	28.25	19.70	24.28	-5.48	13.00	-10.07	1.31	1.31	12.43	8.38	117.57
TBHS	Bank Holdings	—	18.90	4,126.7	78.0	20.45	16.87	18.67	1.23	3.11	-0.53	0.49	0.49	11.02	9.61	111.77
BOCH	Bank of Commerce Holdings	—	11.27	8,926.8	100.6	12.49	9.14	12.14	-7.17	12.70	-6.01	0.77	0.78	4.93	4.91	65.64
BOFL	Bank of Florida Corporation	—	20.33	9,563.7	194.4	23.49	19.29	19.91	2.09	-2.17	-0.78	0.90	0.91	14.06	12.68	88.69
GRAN	Bank of Granite Corporation	—	17.88	16,022.2	286.5	19.69	14.97	18.55	-3.61	16.65	-5.75	1.12	1.12	9.27	8.58	74.67
BMRC	Bank of Marin	—	36.25	5,458.8	197.9	36.75	30.00	36.30	-0.14	13.28	0.55	2.14	2.16	16.51	16.51	159.97
BOMK	Bank of McKenney	—	10.60	1,926.7	20.4	12.60	10.05	10.70	-0.93	3.41	-6.54	0.66	0.67	8.78	8.78	77.77
BKOR	Bank of Oak Ridge	—	12.60	1,790.2	22.6	14.98	11.40	12.65	-0.40	11.50	-1.95	0.76	0.78	9.30	9.30	115.70
BKSC	Bank of South Carolina Corporation	—	16.87	3,920.2	66.1	17.60	14.39	16.50	2.24	18.80	7.11	0.98	0.98	5.97	5.97	60.27
BCAR	Bank of the Carolinas Corporation	—	14.75	3,825.2	56.4	18.98	13.68	15.12	-2.45	-8.89	-0.08	0.88	0.59	9.65	9.50	112.77
OZRK	Bank of the Ozarks, Inc.	—	30.07	16,747.0	503.6	37.65	29.49	31.57	-4.75	-18.29	-9.04	1.89	1.74	10.43	10.06	151.11
BOVA	Bank of Virginia	—	7.70	3,031.9	23.3	8.40	7.30	7.75	-0.65	4.19	1.32	-0.08	-0.08	5.59	5.59	38.97
BANR	Banner Corporation	—	41.23	12,299.7	507.1	46.71	30.82	42.67	-3.37	31.31	-7.01	1.73	1.84	20.15	17.12	287.92
BAYN	Bay National Corporation	—	19.25	1,934.7	37.2	22.00	17.90	19.30	-0.28	-8.33	0.26	1.53	1.53	9.46	9.46	122.30
BCBP	BCB Bancorp, Inc.	—	16.30	5,005.7	81.6	17.12	14.14	16.27	0.18	3.49	-2.74	1.10	1.10	10.11	10.11	101.81
BFNB	Beach First National Bancshares, Inc.	—	19.90	4,768.5	94.9	21.58	15.55	19.85	0.25	24.90	4.03	1.15	1.07	9.14	9.14	103.22
BERK	Berkshire Bancorp Inc.	—	15.56	6,898.6	107.3	17.35	14.62	16.04	-2.99	-8.47	-5.93	0.62	0.55	16.46	13.78	132.65
BHBC	Beverly Hills Bancorp Inc.	—	7.79	18,718.2	145.8	10.88	7.20	7.24	7.60	-24.22	-6.03	0.58	0.59	8.05	7.89	78.06
BNCN	BNC Bancorp	—	19.04	6,703.8	127.6	21.00	15.21	18.65	2.09	15.08	2.47	0.97	0.97	10.51	6.14	134.37
BNCC	BNCCORP, Inc.	—	13.25	3,602.6	47.7	14.55	11.25	12.98	2.05	3.52	2.40	1.02	1.07	15.25	6.69	187.68
BORD	Boardwalk Bancorp, Inc.	—	17.95	3,305.3	59.3	19.23	15.38	18.05	-0.55	4.06	5.28	0.87	0.87	11.92	11.92	137.65
BSXT	BOE Financial Services of Virginia, Inc.	—	30.90	1,203.9	37.2	36.78	30.00	30.60	0.98	-15.29	0.13	2.51	2.52	23.34	22.92	230.94
BOKF	BOK Financial Corporation	—	52.21	66,859.3	3,490.7	55.75	44.14	53.78	-2.92	13.43	-5.04	3.13	3.15	24.98	21.11	256.06
BPFH	Boston Private Financial Holdings, Inc.	—	26.89	36,502.1	981.5	35.18	24.17	27.11	-0.81	-9.64	-4.68	1.40	1.32	16.96	4.80	150.06
BBNK	Bridge Capital Holdings	—	21.51	6,272.3	134.9	22.98	17.40	21.28	1.08	17.48	5.23	1.21	1.21	7.46	7.46	104.16
BKBK	Britton & Koontz Capital Corporation	—	19.15	2,118.0	40.6	24.00	18.25	19.75	-3.04	-9.24	-3.09	1.60	1.63	15.55	15.17	177.97
BMTC	Bryn Mawr Bank Corporation	—	24.71	8,575.3	211.9	25.25	20.75	23.66	4.42	17.33	4.53	1.42	1.42	9.83	9.83	91.35
CFFI	C&F Financial Corporation	—	41.36	3,150.2	130.3	42.50	36.80	40.54	2.03	9.02	4.06	3.70	3.67	21.12	17.72	225.52
CADE	Cadence Financial Corporation	—	21.48	11,868.7	254.9	25.14	19.57	21.86	-1.74	-10.57	-0.88	1.43	1.58	16.09	11.00	148.55
CAFI	Camco Financial Corporation	—	12.50	7,460.8	93.3	14.60	12.37	12.49	0.08	-11.85	-1.98	0.93	0.92	12.16	11.26	141.72
CAPE	Cape Fear Bank Corporation	—	11.25	3,586.8	40.4	13.25	10.25	11.00	2.27	9.88	1.35	0.60	0.61	7.37	7.37	117.92
CBKN	Capital Bank Corporation	—	17.17	11,507.2	197.6	18.00	15.01	17.37	-1.15	11.49	-0.92	1.04	1.03	13.98	8.19	121.60
CCBG	Capital City Bank Group, Inc.	—	32.63	18,532.1	604.7	37.97	29.51	34.43	-5.23	-8.56	-7.56	1.71	1.71	17.18	11.48	137.80
CCOW	Capital Corp of the West	—	30.85	10,736.5	331.2	36.75	29.25	31.11	-0.84	-9.02	-3.86	2.10	2.05	13.23	13.10	178.22
CAPX	Capital Crossing Bank	Yes	29.83	5,055.6	150.8	38.75	20.65	29.80	0.10	-10.72	0.24	1.98	2.19	15.68	14.81	211.86
CAPB	CapitalSouth Bancorp	—	18.94	2,971.8	56.3	23.00	18.13	18.50	2.38	-10.41	-0.32	0.95	0.72	13.63	13.20	154.99
CFNL	Cardinal Financial Corporation	—	9.80	24,397.5	239.1	13.68	9.71	10.22	-4.11	-11.87	-4.39	0.33	0.33	6.26	5.68	63.51
CSNC	Cardinal State Bank	—	12.57	2,263.0	28.4	13.99	11.54	12.58	-0.08	0.56	5.72	0.42	0.42	8.97	8.97	83.74
CLBH	Carolina Bank Holdings, Inc.	—	16.50	2,722.4	44.9	18.25	11.20	16.75	-1.49	47.32	4.70	1.01	1.01	9.23	9.23	147.32
CNCP	Carolina National Corporation	—	18.00	2,577.3	46.4	20.48	16.80	17.51	2.80	5.26	0.22	0.72	0.72	11.70	11.70	76.11
CART	Carolina Trust Bank	—	18.75	1,565.8	29.4	19.50	15.45	19.15	-2.09	27.16	3.65	1.10	1.10	9.47	9.32	71.73

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of January 18, 2007

						Stock Price Performance						Per Share Data				
								Last				LTM (4)		Most Recent Quarter		
						52 Week Price		Week	Price Change				Core	Book Value/	Tangible Book Value/	Assets/
Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	EPS ($)	EPS ($)	Share ($)	Share (5) ($)	Share ($)
CRRB	Carrollton Bancorp	—	17.41	2,814.0	49.0	19.45	14.80	16.87	3.20	12.40	1.46	0.78	0.29	12.16	12.00	125.25
CACB	Cascade Bancorp	—	27.55	28,330.3	780.5	31.90	19.96	30.04	-8.29	35.63	-11.21	1.34	1.33	9.22	5.11	79.44
CASB	Cascade Financial Corporation	—	17.11	12,086.9	206.8	17.85	14.00	17.20	-0.52	18.29	0.12	1.08	1.08	9.31	7.15	108.64
CASS	Cass Information Systems, Inc.	—	33.88	7,936.2	268.7	42.40	20.67	33.46	1.20	53.37	-6.41	1.63	1.77	10.58	9.48	111.68
CATY	Cathay General Bancorp	—	33.46	51,548.8	1,724.8	39.95	33.03	34.21	-2.19	-7.47	-3.04	2.22	2.22	17.51	10.74	148.05
CCFH	CCF Holding Company	—	20.40	3,630.7	74.1	21.75	12.71	20.69	-1.40	53.00	0.00	1.35	1.31	7.69	7.69	116.11
CBHI	Centennial Bank Holdings, Inc.	—	8.89	58,483.6	519.9	12.81	8.60	9.36	-5.02	-26.41	-6.03	0.41	0.41	10.16	2.72	49.36
CNBC	Center Bancorp, Inc.	—	15.64	13,224.7	206.8	16.60	10.75	15.96	-2.01	33.68	-1.14	0.26	0.42	7.31	6.00	77.93
CLFC	Center Financial Corporation	—	22.93	16,623.8	381.2	25.10	21.20	23.32	-1.67	-4.70	-4.34	1.59	1.51	8.06	7.98	106.60
CSFL	CenterState Banks of Florida, Inc.	—	19.90	11,122.5	221.3	22.74	17.46	20.36	-2.26	9.79	-4.78	0.73	0.73	10.32	9.14	92.09
CJBK	Central Jersey Bancorp	—	8.22	8,254.6	67.9	11.67	8.00	8.25	-0.36	-28.37	-0.96	0.30	0.30	7.80	4.22	82.65
CVCY	Central Valley Community Bancorp	—	14.50	6,037.7	87.5	19.25	13.81	15.15	-4.29	1.68	-1.69	1.07	NA	8.24	6.59	82.81
CVBK	Central Virginia Bankshares, Inc.	—	25.90	2,410.6	62.4	30.19	25.10	25.83	0.27	-2.88	-0.38	2.17	1.90	14.84	14.78	172.44
TRUE	Centrue Financial Corporation New	—	19.15	3,742.9	71.7	21.48	17.44	19.35	-1.03	-6.59	-1.64	1.24	NA	17.85	16.15	173.15
CNBKA	Century Bancorp, Inc.	—	26.80	5,541.2	148.5	30.00	24.01	27.76	-3.46	-4.46	-1.83	0.84	0.77	19.28	18.42	298.79
CHFC	Chemical Financial Corporation	—	29.95	24,798.9	742.7	33.96	28.56	30.62	-2.19	-8.47	-10.06	1.92	1.96	20.51	17.38	154.78
CZNC	Citizens & Northern Corporation	—	22.30	8,294.0	185.0	29.93	19.80	22.01	1.32	-17.95	1.36	1.43	1.01	15.88	15.28	135.89
CZFC	Citizens First Corporation	—	15.60	943.5	14.7	26.57	15.11	15.60	0.00	-22.00	-1.95	1.55	1.19	14.66	13.25	203.13
CIZN	Citizens Holding Company	—	21.32	5,020.2	107.0	24.20	21.19	22.45	-5.03	-7.71	-4.61	1.63	1.63	13.55	12.58	119.91
CRBC	Citizens Republic Bancorp	—	25.56	42,904.3	1,096.6	28.47	23.25	26.01	-1.73	-9.55	-3.55	1.90	2.05	15.72	14.24	180.64
CTBK	City Bank	—	32.98	15,620.0	515.1	37.00	23.99	34.98	-5.72	35.50	-7.88	2.24	2.22	12.76	12.76	65.13
CHCO	City Holding Company	—	38.04	17,560.4	668.0	42.00	34.50	39.59	-3.92	5.46	-6.97	2.97	2.91	16.99	13.63	143.93
CVBG	Civitas BankGroup, Inc.	—	7.90	15,899.3	125.6	8.24	6.90	7.85	0.64	5.60	-0.50	0.42	0.26	3.31	3.31	54.41
CCNE	CNB Financial Corporation	—	14.33	8,946.5	128.2	15.15	13.40	14.26	0.49	4.22	1.06	1.06	1.02	8.02	6.76	88.48
CFHI	Coast Financial Holdings, Inc.	—	16.07	6,509.1	104.6	17.31	15.66	16.20	-0.80	-1.11	-2.25	-0.38	-0.38	10.99	10.99	103.88
COBZ	CoBiz Inc.	—	20.90	22,650.0	473.4	23.98	18.06	21.20	-1.42	11.94	-5.17	1.00	1.00	6.87	5.03	94.06
CVLY	Codorus Valley Bancorp, Inc.	—	19.85	3,499.8	69.5	21.25	17.42	19.75	0.51	15.06	-2.22	1.46	1.45	12.04	11.91	149.82
CBAN	Colony Bankcorp, Inc.	—	19.40	7,190.2	139.5	27.55	17.10	19.31	0.49	-20.23	9.60	1.38	1.38	10.34	9.94	164.97
CBBO	Columbia Bancorp	—	24.14	9,957.3	240.4	28.05	20.08	24.52	-1.55	16.53	-8.73	1.49	1.48	8.78	8.04	98.65
COLB	Columbia Banking System, Inc.	—	34.02	16,047.0	545.9	37.39	28.92	34.90	-2.52	16.95	-3.13	2.02	2.02	15.32	13.27	156.27
CCBP	Comm Bancorp, Inc.	—	42.52	1,853.1	78.8	46.30	38.00	42.30	0.52	3.71	-0.85	3.28	3.28	28.74	28.55	296.31
CBSH	Commerce Bancshares, Inc.	—	48.42	69,952.5	3,387.1	50.87	45.60	47.95	0.98	0.24	0.02	3.09	2.98	20.62	NA	217.81
CMFB	CommerceFirst Bancorp, Inc.	—	13.30	1,803.6	24.0	15.00	13.14	13.80	-3.62	-2.92	-2.92	0.67	0.67	10.16	10.16	63.24
CLBK	Commercial Bankshares, Inc.	—	37.83	6,060.0	229.2	39.27	33.17	37.41	1.11	1.41	-0.30	2.00	1.96	14.89	14.85	170.87
CNAF	Commercial National Financial Corporation	—	19.42	3,044.8	59.1	21.21	17.50	20.28	-4.25	5.27	-2.66	0.92	0.91	12.09	11.91	112.25
CWBS	Commonwealth Bankshares, Inc.	—	24.23	5,374.6	130.2	26.52	21.98	24.53	-1.22	5.73	-3.08	1.64	1.63	13.52	13.47	128.07
CBON	Community Bancorp	—	29.60	7,396.1	218.9	34.31	28.87	29.96	-1.20	-9.09	-1.95	1.77	1.77	15.98	11.48	151.64
CBIN	Community Bank Shares of Indiana, Inc.	—	22.05	3,439.5	75.8	23.74	21.05	22.50	-2.00	-0.68	-2.05	1.36	1.36	18.00	11.68	208.02
CMTY	Community Banks, Inc.	—	24.63	23,519.0	579.3	28.69	24.10	26.53	-7.16	-8.29	-11.28	1.72	1.70	20.87	9.71	148.64
ALBY	Community Capital Bancshares, Inc.	—	12.65	3,017.2	38.2	13.43	9.75	12.55	0.80	14.38	0.96	0.37	0.38	9.13	8.27	107.84
CPBK	Community Capital Corporation	—	20.70	3,781.9	78.3	24.49	20.20	20.64	0.29	-6.55	0.58	1.71	1.52	15.22	12.43	181.58
CCBD	Community Central Bank Corporation	—	11.28	3,842.8	43.3	12.38	10.40	11.85	-4.81	-7.69	-6.00	0.69	0.68	9.55	9.15	134.77
CNLA	Community National Bank of the Lakeway Are:	—	11.75	1,812.9	21.3	13.00	10.05	11.77	-0.15	NA	2.17	-0.10	-0.07	7.76	7.76	53.65
CPBC	Community Partners Bancorp	—	9.90	6,511.6	64.5	16.50	9.60	9.97	-0.70	NA	-1.49	0.58	0.58	10.31	6.26	77.40
CSHB	Community Shores Bank Corporation	—	12.68	1,466.8	18.6	15.08	11.50	12.95	-2.08	-13.15	-5.09	0.81	0.81	10.82	10.82	162.56
CTBI	Community Trust Bancorp, Inc.	—	38.45	15,158.0	582.8	42.59	31.04	39.55	-2.78	17.87	-7.42	2.55	2.55	18.63	14.17	195.97
CVLL	Community Valley Bancorp	—	14.25	7,469.2	106.4	20.90	13.30	14.50	-1.72	4.01	-5.63	0.98	0.98	6.28	6.28	72.85
CWBC	Community West Bancshares	—	18.00	5,792.8	92.7	18.00	13.86	15.65	2.24	14.28	2.24	0.90	0.90	7.87	7.87	85.98
CBSS	Compass Bancshares, Inc.	—	60.44	129,683.1	7,838.0	61.08	47.59	60.80	-0.59	23.22	1.32	3.44	3.56	21.19	15.53	281.87

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of January 18, 2007

						Stock Price Performance						Per Share Data				
												LTM (4)		Most Recent Quarter		
Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	EPS ($)	Core EPS ($)	Book Value/ Share ($)	Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
CTBC	Connecticut Bank & Trust Company	—	7.66	3,587.5	27.3	10.50	7.40	7.69	-0.39	-18.07	-3.28	-0.91	-0.91	6.34	6.33	34.57
COOP	Cooperative Bankshares, Inc.	—	17.75	6,511.0	115.6	20.16	13.40	17.63	0.69	26.79	-0.78	1.05	1.03	8.60	8.37	129.47
CORS	Corus Bankshares, Inc.	—	21.87	56,246.0	1,230.1	33.74	19.75	24.30	-10.00	-26.88	-5.20	3.28	3.21	15.01	14.93	178.82
CWLZ	Cowlitz Bancorporation	—	16.75	4,884.7	81.8	17.50	13.08	16.33	2.57	17.79	-0.18	0.87	0.94	10.22	9.83	93.42
CSNT	Crescent Banking Company	—	46.69	2,578.4	120.4	50.48	37.16	47.20	-1.09	23.68	-0.45	2.43	2.43	23.29	21.78	295.13
CRFN	Crescent Financial Corporation	—	13.75	8,248.7	113.4	15.44	12.13	13.85	-0.72	3.35	7.51	0.69	0.69	9.85	NA	82.93
CVBF	CVB Financial Corp.	—	12.44	84,226.8	1,047.8	15.73	12.38	13.10	-5.04	-18.60	-5.37	0.87	0.88	4.55	4.05	71.00
DEAR	Dearborn Bancorp, Inc.	—	18.40	8,975.1	165.1	24.29	18.20	18.59	-1.02	-18.27	-3.16	1.22	NA	16.15	15.31	95.34
DCBK	Desert Community Bank	—	17.05	5,923.8	101.0	20.88	16.50	17.45	-2.29	-3.32	-4.32	1.23	1.20	9.13	9.13	94.41
EGBN	Eagle Bancorp, Inc	—	17.01	9,478.1	161.2	21.19	16.46	17.06	-0.29	-0.70	-2.24	0.81	0.80	7.69	7.69	61.56
EPEN	East Penn Financial Corporation	—	7.55	6,304.3	47.6	9.42	6.51	7.95	-5.03	-16.48	-6.21	0.53	0.51	3.81	3.81	67.47
EWBC	East West Bancorp, Inc.	—	36.28	61,206.7	2,220.6	41.75	34.29	35.65	1.77	-1.14	2.43	2.26	2.22	16.03	11.68	176.63
EVBS	Eastern Virginia Bankshares, Inc.	—	22.74	4,928.8	112.1	23.25	20.05	22.69	0.22	7.57	0.80	1.46	1.46	13.28	11.89	165.50
ECBE	ECB Bancorp, Inc.	—	32.30	2,902.2	93.7	35.24	26.75	32.10	0.62	17.24	-0.92	2.20	2.08	21.28	21.28	206.52
EBTC	Enterprise Bancorp, Inc.	—	15.26	7,702.7	117.5	21.00	15.10	15.50	-1.55	-2.61	-5.22	1.16	1.16	9.62	8.82	126.32
EFSC	Enterprise Financial Services Corp	—	29.64	11,451.9	339.4	34.00	22.87	30.56	-3.01	26.78	-9.02	1.25	1.30	11.19	8.05	131.67
EPIK	Epic Bancorp	—	14.50	3,701.7	53.7	15.45	13.54	14.35	1.05	-7.05	0.00	1.01	1.01	8.06	8.06	137.44
EUBK	EuroBancshares, Inc.	—	8.75	19,123.8	167.3	15.15	8.20	8.81	-0.68	-39.19	-1.57	0.44	0.44	8.44	8.44	131.78
EVBN	Evans Bancorp, Inc.	—	20.00	2,722.4	54.4	23.38	18.64	19.62	1.94	-5.97	1.83	1.79	1.76	14.23	9.75	171.09
EXJF	Exchange National Bancshares, Inc.	—	33.69	4,169.8	140.5	34.99	28.21	34.23	-1.58	13.74	6.95	2.66	2.67	24.70	14.07	275.47
FFKT	Farmers Capital Bank Corporation	—	32.50	7,408.8	240.8	36.98	29.25	33.75	-3.70	1.56	-4.78	2.25	2.15	21.65	17.04	233.14
FBSS	Fauquier Bankshares, Inc.	—	25.04	3,477.0	87.1	26.50	21.25	26.49	-5.47	3.26	0.16	1.63	1.60	11.04	11.04	142.27
LION	Fidelity Southern Corporation	—	18.23	9,278.9	169.2	19.40	16.90	18.49	-1.41	-1.46	-2.04	1.11	1.11	9.93	9.93	169.27
FITB	Fifth Third Bancorp	—	39.90	556,252.7	22,194.5	41.57	35.86	39.93	-0.08	4.29	-2.52	2.13	2.53	16.02	13.77	181.20
FISI	Financial Institutions, Inc.	—	23.67	11,347.4	268.6	25.38	17.43	22.54	5.01	20.83	2.69	1.39	1.39	14.49	11.11	170.53
FBNC	First Bancorp	—	21.80	14,310.3	312.0	23.90	19.47	22.22	-1.89	5.16	-0.18	1.50	1.58	11.40	7.78	145.33
FBMS	First Bancshares, Inc.	—	29.01	2,379.6	69.0	36.46	15.50	28.50	1.78	87.16	-4.10	1.24	1.18	8.69	NA	152.04
BUSE	First Busey Corporation	—	23.71	21,444.8	508.5	24.07	19.67	23.82	-0.46	14.32	2.86	1.32	1.27	8.38	5.65	112.85
FBIZ	First Business Financial Services, Inc.	—	21.52	2,489.1	53.6	24.84	21.49	21.80	-1.28	-9.58	-5.74	1.57	1.57	17.88	16.75	289.25
FCTR	First Charter Corporation	—	23.54	31,200.9	734.5	25.50	22.93	24.24	-2.89	-2.28	-4.31	0.88	1.49	11.30	10.59	140.54
FCZA	First Citizens Banc Corp.	—	19.71	5,471.3	107.8	22.80	19.02	19.83	-0.61	-11.42	0.05	1.18	1.16	14.32	8.91	135.48
FCNCA	First Citizens BancShares, Inc.	—	206.00	10,434.5	2,149.5	217.79	174.72	205.26	0.36	9.70	1.66	11.62	11.63	121.93	111.26	1,498.16
FCBP	First Community Bancorp	—	51.65	24,985.8	1,290.5	61.65	50.29	52.34	-1.32	-6.74	-1.19	3.24	3.29	35.80	12.31	184.14
FCBC	First Community Bancshares, Inc.	—	36.31	11,183.7	406.1	41.17	29.50	36.66	-0.95	12.48	-8.22	2.54	2.25	18.40	12.96	179.49
FCCO	First Community Corporation	—	16.75	3,265.0	54.7	19.62	16.50	17.25	-2.90	-14.06	0.18	1.10	1.11	19.36	10.05	167.84
FFBC	First Financial Bancorp.	—	16.22	39,507.7	640.8	18.27	14.09	16.60	-2.29	-8.36	-2.35	0.59	0.57	7.58	6.62	83.69
FFIN	First Financial Bankshares, Inc.	—	40.17	20,731.5	832.8	43.47	34.05	41.50	-3.20	12.05	-4.04	2.16	2.17	14.14	10.90	130.80
THFF	First Financial Corporation	—	30.68	13,256.3	406.7	36.30	27.00	32.97	-6.95	11.04	-13.46	1.71	1.71	20.93	20.21	161.56
FFKY	First Financial Service Corporation	—	31.00	4,384.4	135.9	32.60	24.95	31.75	-2.36	17.34	0.65	2.27	2.26	15.98	14.07	182.68
FINB	First Indiana Corporation	—	23.51	16,754.5	393.9	28.78	23.47	24.69	-4.78	-10.21	-7.29	1.94	1.46	10.87	8.87	129.03
FMFC	First M&F Corporation	—	19.01	9,024.2	171.6	21.53	17.02	19.75	-3.75	8.54	-2.96	1.46	1.50	13.81	9.49	170.19
FMAR	First Mariner Bancorp	—	18.20	6,427.9	117.0	20.45	17.57	18.15	0.28	2.71	-1.89	1.26	1.26	12.47	12.47	215.64
FRME	First Merchants Corporation	—	25.62	18,334.8	469.7	29.42	22.20	26.24	-2.36	-4.01	-5.77	1.63	1.64	17.58	10.12	189.36
FMBI	First Midwest Bancorp, Inc.	—	37.60	50,001.0	1,880.0	39.52	32.62	38.48	-2.29	5.89	-2.79	2.23	2.34	14.92	9.04	172.00
FNSC	First National Bancshares, Inc.	—	18.96	3,378.0	64.0	21.75	15.32	16.74	13.26	5.78	18.49	1.00	0.99	7.99	7.99	137.79
FNLC	First National Lincoln Corporation	—	16.41	9,762.9	160.2	18.15	15.50	16.70	-1.74	-7.24	-1.84	1.28	1.28	10.93	8.09	112.24
FLIC	First of Long Island Corporation	—	43.62	3,804.9	166.0	45.48	41.65	44.09	-1.07	3.24	-0.77	2.94	3.07	25.21	25.15	280.11
FRGB	First Regional Bancorp	—	32.15	12,281.0	394.8	34.87	23.74	33.00	-2.58	33.49	-5.69	2.77	2.76	11.18	11.15	167.10
FSGI	First Security Group, Inc.	—	11.85	17,748.3	210.3	13.01	9.87	11.68	1.63	15.81	2.78	0.59	0.61	7.98	6.20	82.60

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
FSBK	First South Bancorp, Inc.	---	30.66	9,784.8	300.0	34.72	22.70	30.50	0.52	31.40	-3.86	1.69	1.68	7.80	7.34	93.76
FSNM	First State Bancorporation	---	23.96	17,601.7	421.7	27.47	22.41	24.75	-3.19	-0.08	-3.19	1.33	1.39	12.81	8.57	151.07
FSTF	First State Financial Corporation	---	16.50	5,874.1	96.9	19.25	14.95	16.91	-2.42	8.48	-2.37	0.87	0.87	8.09	8.09	74.59
FUNC	First United Corporation	---	22.28	6,135.6	136.7	23.35	20.29	22.22	0.27	6.10	1.74	2.18	2.18	16.10	13.79	215.47
FBMI	Firstbank Corporation	---	21.73	6,529.7	141.9	24.76	20.99	21.67	0.28	-2.66	2.16	1.65	1.62	14.70	11.13	165.50
FMER	FirstMerit Corporation	---	22.94	80,071.5	1,836.8	26.04	20.89	24.00	-4.42	-10.07	-4.97	1.45	1.46	11.28	9.50	127.59
FNBP	FNB Corporation	---	38.39	7,345.4	282.0	43.15	31.71	38.13	0.68	21.22	-7.61	2.47	2.47	23.22	16.72	205.40
FNBF	FNB Financial Services Corporation	---	14.54	7,077.7	102.9	16.21	13.04	14.50	0.28	-7.68	-1.89	0.18	0.18	10.34	10.22	143.25
FNBN	FNB United Corp.	---	17.50	11,228.5	196.5	21.25	16.95	16.95	3.24	-9.61	-4.58	1.46	1.60	18.31	7.53	160.85
FPBI	FPB Bancorp, Inc.	---	17.88	1,906.2	34.0	18.69	15.44	17.98	-0.67	4.13	2.06	0.28	0.28	10.98	10.98	80.92
FTBK	Frontier Financial Corporation	---	27.05	45,315.4	1,225.6	31.33	20.38	29.04	-6.85	26.40	-7.46	1.46	1.42	8.45	7.55	69.61
FULT	Fulton Financial Corporation	---	15.62	173,648.0	2,712.4	17.35	15.35	16.22	-3.70	-8.97	-6.47	1.08	1.04	8.73	4.90	85.97
GBTS	Gateway Financial Holdings, Inc.	---	14.65	10,824.7	158.6	16.30	13.62	14.44	1.45	-4.02	2.23	0.49	0.45	9.80	8.87	103.97
GBTB	GB&T Bancshares, Inc.	---	20.34	14,053.7	285.9	22.86	20.01	20.86	-2.49	-3.37	-8.25	1.11	1.13	16.66	10.05	133.46
GABC	German American Bancorp, Inc.	---	13.76	11,009.2	151.5	14.90	12.58	14.17	-2.89	7.17	-4.31	0.93	0.87	8.27	7.13	98.38
GBCI	Glacier Bancorp, Inc.	---	23.20	50,768.3	1,177.8	25.25	18.55	23.72	-2.19	15.73	-5.07	1.18	1.18	8.09	6.17	81.23
GLBZ	Glen Burnie Bancorp	---	17.85	2,477.7	44.2	18.50	16.30	17.36	2.82	6.57	4.69	1.12	1.09	11.32	11.32	130.20
GSBC	Great Southern Bancorp, Inc.	---	27.60	13,691.2	377.9	32.14	25.05	28.94	-4.63	-6.76	-6.47	2.01	2.04	12.38	12.28	161.31
GBBK	Greater Bay Bancorp	---	26.29	51,046.6	1,342.0	31.08	24.50	26.46	-0.64	-0.87	-0.15	1.72	1.72	14.38	8.75	141.65
GFLS	Greater Community Bancorp	---	18.00	8,402.8	151.3	18.50	14.26	17.88	0.67	21.06	0.50	0.62	0.58	8.00	8.62	112.99
GCBS	Greene County Bancshares, Inc.	---	36.72	9,796.3	359.7	40.50	27.05	38.44	-4.47	31.19	-7.58	2.02	2.02	18.54	14.58	176.28
GVBK	Greenville First Bancshares, Inc.	---	21.73	2,933.0	63.7	22.73	18.12	21.62	0.50	0.45	1.23	1.20	1.20	11.79	11.79	173.56
GFED	Guaranty Federal Bancshares, Inc.	---	29.00	2,755.0	79.9	30.59	27.45	28.51	1.72	3.76	1.01	2.25	NA	16.30	16.30	190.54
HABC	Habersham Bancorp	---	23.50	2,953.7	69.4	25.50	21.50	23.50	0.00	2.26	-2.08	1.75	1.75	18.32	16.93	161.18
HMPR	Hampton Roads Bankshares, Inc.	---	11.65	10,178.0	118.6	13.23	10.32	11.82	-1.44	7.37	-2.92	0.69	0.70	6.80	6.80	45.07
HBHC	Hancock Holding Company	---	50.06	32,583.9	1,631.2	57.19	39.34	52.24	-4.17	25.15	-5.26	2.99	3.10	16.64	14.47	187.91
HAFC	Hanmi Financial Corporation	---	21.40	48,991.1	1,048.4	23.18	17.04	21.97	-2.59	19.02	-5.02	1.28	1.28	9.62	5.24	76.32
HNBC	Harleysville National Corporation	---	18.40	28,983.7	533.3	25.17	17.86	19.10	-3.66	-1.78	-4.71	1.23	1.16	9.89	8.24	116.02
HTLF	Heartland Financial USA, Inc.	---	27.50	16,530.3	454.6	31.17	20.01	27.87	-1.33	25.57	-4.68	1.40	1.46	12.22	9.47	184.69
HTBK	Heritage Commerce Corp	---	25.86	11,681.3	302.1	27.30	21.08	26.72	-3.22	22.27	-2.93	1.42	1.44	10.22	10.22	91.02
HFWA	Heritage Financial Corporation	---	24.40	6,565.6	160.2	29.33	23.80	24.40	0.00	0.70	-1.65	1.64	1.68	11.79	9.72	127.28
HEOP	Heritage Oaks Bancorp	---	17.70	6,356.0	112.5	23.50	15.60	17.89	-1.06	-21.79	2.97	1.02	1.02	7.62	6.66	83.77
HOMB	Home Bancshares, Inc.	---	24.26	17,198.2	417.2	25.29	20.00	25.11	-3.39	NA	0.92	0.99	0.94	13.12	10.36	122.90
HOMF	Home Federal Bancorp	---	27.85	3,668.4	102.2	28.84	25.05	28.25	-1.42	11.18	-2.21	1.31	1.69	19.40	18.94	241.13
HBNC	Horizon Bancorp	---	28.00	3,236.5	90.6	32.23	25.16	27.25	2.75	-1.06	2.08	2.33	2.48	19.11	16.58	377.36
HRZB	Horizon Financial Corp.	---	23.01	12,266.6	282.3	25.90	16.25	24.60	-6.46	28.12	-4.36	1.47	1.50	9.87	9.81	102.22
HBAN	Huntington Bancshares Incorporated	---	23.19	235,474.4	5,460.7	24.97	22.56	23.57	-1.61	-0.30	-2.38	1.92	2.10	12.80	10.12	150.00
IBKC	IBERIABANK Corporation	---	55.75	10,286.4	573.5	65.00	52.50	56.42	-1.19	7.50	-5.59	3.57	3.78	31.07	21.43	311.45
INDB	Independent Bank Corp.	---	34.86	14,674.3	511.5	37.12	28.17	35.77	-2.54	17.18	-3.25	2.19	2.21	15.15	11.29	199.89
IBCP	Independent Bank Corporation	---	24.07	22,854.8	550.1	27.62	23.00	24.66	-2.39	-6.67	-4.82	1.91	1.88	11.39	8.56	151.88
IBNK	Integra Bank Corporation	---	25.00	17,704.2	442.6	28.30	19.81	25.47	-1.85	15.63	-9.18	1.64	1.61	13.48	10.57	153.09
ITYC	Integrity Bancshares, Inc.	---	14.31	14,643.3	209.5	14.90	11.50	13.13	8.99	2.21	10.50	0.65	0.65	5.26	5.26	69.57
IBOC	International Bancshares Corporation	---	29.44	62,995.5	1,854.6	31.96	27.22	30.09	-2.16	0.72	-4.76	1.88	2.01	13.09	8.05	169.68
IBCA	Intervest Bancshares Corporation	---	30.05	8,371.6	251.6	48.43	26.61	32.52	-7.60	12.72	-12.67	2.82	2.92	20.31	20.31	235.50
IFIN	Investors Financial Services Corp.	---	46.82	65,628.1	3,072.7	50.98	37.00	42.84	9.29	20.27	9.73	2.28	2.27	14.41	13.19	176.02
JAXB	Jacksonville Bancorp, Inc.	---	34.00	1,728.8	58.8	38.99	27.71	34.00	0.00	2.72	2.72	1.41	1.41	12.82	12.82	184.48
JFBC	Jeffersonville Bancorp	---	18.15	4,318.4	78.3	23.58	17.00	18.50	-1.89	-20.98	-4.25	1.15	1.12	9.79	9.79	92.55
LBAI	Lakeland Bancorp, Inc.	---	14.79	22,013.9	325.6	15.45	12.67	15.14	-2.31	4.36	-0.74	0.90	0.91	8.93	4.74	102.78
LKFN	Lakeland Financial Corporation	---	24.58	12,031.0	295.7	26.40	20.47	25.65	-4.17	17.38	-3.72	1.51	1.51	10.74	10.26	151.54

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of January 18, 2007

						Stock Price Performance						Per Share Data				
												LTM (4)		Most Recent Quarter		
						52 Week Price		Last Week	Price Change				Core	Book Value/	Tangible Book Value/	Assets/
Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	EPS ($)	EPS ($)	Share ($)	Share (5) ($)	Share ($)
LARK	Landmark Bancorp, Inc.	—	27.11	2,340.7	63.5	28.60	23.71	28.00	-3.18	11.63	-0.51	2.30	2.21	20.72	13.48	259.67
FLPB	Leesport Financial Corp.	—	24.61	5,352.6	131.7	25.72	20.81	24.30	1.28	9.68	2.93	1.73	1.69	18.55	10.43	191.07
LBBB	Liberty Bell Bank	—	6.90	2,690.6	18.6	11.46	6.24	6.69	3.14	-17.86	9.35	-0.50	-0.47	4.94	4.94	41.95
LNCB	Lincoln Bancorp	—	19.51	5,381.3	105.0	20.23	18.95	19.86	-1.76	13.22	-2.40	0.59	0.60	18.69	13.72	165.34
LNBB	LNB Bancorp, Inc.	—	15.80	6,443.7	101.8	19.73	15.78	16.19	-2.41	-16.84	-1.56	0.97	0.97	10.64	10.19	129.08
LXBK	LSB Bancshares, Inc.	—	17.82	8,442.9	150.5	18.74	16.20	16.72	6.58	-1.00	5.44	0.95	0.95	10.88	10.82	117.47
MCBC	Macatawa Bank Corporation	—	19.51	16,233.2	316.7	24.82	19.50	19.68	-0.86	-17.04	-8.23	1.38	1.38	9.85	8.28	128.10
MFNC	Mackinac Financial Corporation	—	10.55	3,428.7	36.2	11.65	9.10	10.50	0.48	15.93	-8.26	0.10	0.20	8.23	8.18	105.92
MSFG	MainSource Financial Group, Inc.	—	16.71	18,841.0	314.8	18.57	15.19	17.00	-1.71	-4.54	-1.36	1.22	1.38	13.25	6.19	126.88
MBFI	MB Financial, Inc.	—	38.44	36,582.6	1,333.1	38.35	33.00	36.97	-1.43	0.91	-3.11	2.13	2.22	22.73	11.97	217.68
MBTF	MBT Financial Corp.	—	14.02	16,873.7	236.6	18.01	14.02	14.42	-2.77	-18.98	-8.49	0.29	0.48	8.30	8.29	94.16
MBWM	Mercantile Bank Corporation	—	33.89	8,022.2	271.9	41.55	33.83	35.00	-3.17	-8.78	-10.11	2.45	2.45	21.43	21.43	257.72
MRBK	Mercantile Bankshares Corporation	Yes	47.45	125,478.3	5,953.9	47.98	34.29	47.49	-0.08	25.44	1.41	2.33	2.33	19.07	12.64	140.05
MBVT	Merchants Bancshares, Inc.	—	22.75	5,941.7	135.2	25.11	19.95	22.91	-0.70	-4.41	-0.78	1.73	1.78	10.99	10.94	179.98
MERB	Merrill Merchants Bancshares, Inc.	—	26.92	3,550.0	95.6	27.50	22.35	26.50	1.58	16.31	1.78	1.73	1.72	10.49	10.37	125.38
MCBI	MetroCorp Bancshares, Inc.	—	20.68	10,927.2	226.0	23.59	18.23	21.42	-3.45	0.71	-1.71	1.19	1.19	9.34	7.23	112.21
MBRG	Middleburg Financial Corporation	—	35.52	4,505.6	160.0	36.99	29.55	35.60	-0.22	13.88	-3.97	1.99	2.04	17.22	15.97	171.43
MDST	Mid-State Bancshares	Yes	36.57	22,050.4	806.4	36.70	25.62	36.58	0.03	32.84	0.49	1.57	1.57	12.45	10.02	107.34
MBHI	Midwest Banc Holdings, Inc.	—	21.98	24,796.0	545.0	26.65	20.89	22.71	-3.21	-2.09	-7.45	0.94	0.99	11.67	8.51	118.62
OSKY	MidWestOne Financial Group, Inc.	—	19.00	3,675.1	69.8	20.98	17.50	19.40	-2.06	8.26	-4.71	1.76	1.80	16.61	12.64	195.67
MBVA	Millennium Bankshares Corporation	—	9.24	8,912.5	82.4	9.85	8.12	9.00	2.67	4.76	-0.86	0.29	0.29	5.63	5.63	62.60
MCBF	Monarch Community Bancorp, Inc.	—	10.33	2,533.9	26.2	13.00	10.03	10.40	-0.67	-7.02	1.27	0.53	0.54	15.50	11.25	116.20
MNRK	Monarch Financial Holdings, Inc.	—	16.53	4,013.5	66.3	20.12	12.00	17.55	-5.82	34.52	-5.54	0.80	0.80	8.23	8.23	97.75
MROE	Monroe Bancorp	—	17.15	6,545.3	112.3	17.49	13.50	16.75	2.39	10.65	2.33	1.14	1.13	8.08	8.08	111.80
NARA	Nara Bancorp, Inc.	—	19.41	26,100.7	506.6	21.40	15.55	19.83	-2.12	12.07	-7.22	1.23	1.23	6.77	6.56	75.85
NKSH	National Bankshares, Inc.	—	24.11	6,988.5	168.5	25.38	21.66	24.04	0.31	2.05	0.04	1.81	1.81	14.00	11.67	120.97
MBLA	National Mercantile Bancorp	—	12.91	5,551.3	71.7	16.69	11.03	13.30	-2.93	-8.36	-6.11	0.87	0.87	7.45	6.75	87.94
NPBC	National Penn Bancshares, Inc.	—	19.33	47,730.8	922.6	22.50	17.66	19.88	-2.77	-0.25	-4.54	1.34	1.33	11.06	5.13	111.99
NBTF	NB&T Financial Group, Inc.	—	21.37	3,233.0	69.1	21.87	19.30	20.75	2.97	2.97	5.78	0.58	0.63	18.01	NA	171.65
NBTB	NBT Bancorp Inc.	—	23.74	34,060.9	808.6	26.47	21.03	24.49	-3.06	5.98	-6.94	1.64	1.66	11.73	7.90	148.56
NCBC	New Century Bancorp, Inc.	—	15.96	6,491.8	103.6	20.83	15.63	16.33	-2.27	-20.20	-6.06	0.76	0.79	8.82	7.28	84.89
NXTY	Nexity Financial Corporation	—	11.93	8,358.6	99.7	13.90	10.78	11.99	-0.50	-8.23	-0.91	0.62	0.60	7.56	7.45	102.05
NBAN	North Bay Bancorp	Yes	33.75	4,149.2	140.0	34.40	24.76	28.22	19.60	31.25	18.84	1.65	1.65	13.44	13.28	158.39
NOVB	North Valley Bancorp	—	19.71	7,285.3	143.6	20.23	15.75	19.00	3.74	10.11	6.66	1.28	1.28	10.00	7.64	125.54
NREB	Northern Empire Bancshares	Yes	28.32	10,950.7	310.1	30.49	22.02	29.09	-2.65	23.39	-4.13	1.61	1.65	11.10	11.10	124.70
NSFC	Northern States Financial Corporation	—	19.95	4,233.1	84.5	25.42	17.00	19.00	5.00	-1.58	3.10	0.72	0.71	16.93	14.24	167.79
NTRS	Northern Trust Corporation	—	60.59	218,701.0	13,251.1	62.69	49.12	61.53	-1.53	18.50	-0.16	3.00	3.11	18.03	NA	277.55
NRIM	Northrim BanCorp, Inc.	—	26.78	6,109.4	163.6	27.86	21.29	26.60	0.68	21.20	0.68	2.00	2.00	15.10	13.95	147.63
NWFI	Northway Financial, Inc.	—	33.50	1,493.2	50.0	39.00	32.73	34.00	-1.47	-2.19	0.00	1.84	2.39	35.21	26.38	421.38
NWFL	Norwood Financial Corp.	—	30.55	2,798.0	85.5	33.75	29.59	31.00	-1.45	1.25	-3.02	2.03	2.04	18.25	18.17	161.98
OAKF	Oak Hill Financial, Inc.	—	27.30	5,309.0	144.9	32.46	24.23	28.05	-2.67	-15.74	-2.57	1.74	1.72	17.16	15.08	240.32
OLCB	Ohio Legacy Corp	—	8.50	2,214.6	18.8	10.48	8.50	8.55	-0.58	-19.81	-2.86	0.06	0.06	6.31	6.17	102.41
OVBC	Ohio Valley Banc Corp.	—	25.05	4,193.5	105.0	28.50	25.05	25.75	-2.72	-0.83	-0.40	1.27	1.27	14.38	14.08	182.31
OLBK	Old Line Bancshares, Inc.	—	10.60	4,250.1	45.1	12.00	10.50	10.53	0.66	-3.55	-0.09	0.39	0.39	8.12	8.12	42.42
OPOF	Old Point Financial Corporation	—	28.79	3,992.2	114.9	30.00	27.01	27.70	3.94	-0.72	1.37	1.73	1.73	18.70	18.70	212.32
OSBC	Old Second Bancorp, Inc.	—	28.63	13,166.8	377.0	33.27	28.35	29.10	-1.62	-6.69	-2.29	1.85	1.83	11.74	11.57	183.29
OMEF	Omega Financial Corporation	—	28.73	12,573.9	361.2	34.21	28.12	30.45	-5.65	-5.15	-9.99	1.69	1.62	25.69	12.44	149.48
OFSI	Omni Financial Services, Inc.	—	10.10	10,826.3	109.3	11.42	9.38	10.29	-1.85	NA	-3.07	1.24	1.34	5.07	4.30	85.98
OPHC	OptimumBank Holdings, Inc.	—	10.50	2,819.0	29.6	14.99	9.05	10.68	-1.69	5.00	0.00	0.63	0.61	7.10	7.10	77.84

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of January 18, 2007

						Stock Price Performance							Per Share Data				
						52 Week Price		Last Week	Price Change			LTM (4)		Most Recent Quarter		
Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	EPS ($)	Core EPS ($)	Book Value/ Share ($)	Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
PABK	PAB Bankshares, Inc.	—	22.05	9,493.8	209.3	22.95	17.25	22.01	0.18	11.76	3.42	1.41	1.48	9.84	9.21	115.38
PCBC	Pacific Capital Bancorp	—	30.86	46,844.0	1,445.6	38.47	26.15	32.03	-3.65	-16.48	-8.10	2.27	2.28	13.29	9.98	154.22
PCBK	Pacific Continental Corporation	—	19.48	10,625.1	207.0	19.69	15.75	19.48	-0.01	21.74	0.14	1.19	1.17	8.78	6.52	80.46
PMBC	Pacific Mercantile Bancorp	—	16.18	10,298.4	166.6	20.00	14.55	16.12	0.37	-12.21	-0.07	0.64	0.65	8.31	8.31	101.31
PSBC	Pacific State Bancorp	—	20.18	3,616.4	73.0	24.51	16.26	21.19	-4.77	16.65	-7.18	1.32	1.35	7.24	7.00	94.04
PKBK	Parke Bancorp, Inc.	—	17.06	2,803.3	47.8	24.98	16.00	16.50	3.39	1.90	-2.18	1.33	1.33	10.72	10.72	123.27
PNBK	Patriot National Bancorp, Inc.	—	25.02	4,739.5	118.6	30.50	20.00	25.25	-0.91	16.48	-5.41	0.63	0.63	13.36	13.17	129.50
PWOD	Penns Woods Bancorp, Inc.	—	36.48	3,916.2	142.9	39.81	36.03	38.40	0.22	-3.36	-3.49	2.50	2.22	19.08	18.31	149.82
COBH	Pennsylvania Commerce Bancorp, Inc.	—	27.18	6,125.7	166.5	33.50	24.27	27.25	-0.26	-15.09	3.35	1.13	1.22	18.02	18.02	299.67
PEBO	Peoples Bancorp Inc.	—	27.46	10,664.6	292.8	31.73	27.05	28.94	-5.11	-6.28	-7.54	2.11	2.08	18.46	11.99	176.93
PEBK	Peoples Bancorp of North Carolina, Inc.	—	28.02	3,813.8	106.9	30.13	20.08	28.26	-0.85	31.66	0.00	2.29	2.45	15.96	15.96	208.48
PBTC	Peoples BancTrust Company, Inc.	—	25.50	5,910.0	150.7	26.07	16.83	25.50	0.00	41.56	0.00	1.35	1.35	14.63	13.54	149.82
PFBX	Peoples Financial Corporation	—	27.00	5,548.2	149.8	28.00	17.15	26.55	1.69	51.94	0.00	1.86	NA	17.11	17.11	178.57
PNFP	Pinnacle Financial Partners, Inc.	—	29.59	15,409.3	456.0	37.41	24.85	32.11	-7.85	18.03	-10.82	1.06	1.13	16.16	7.92	133.17
PLSB	Placer Sierra Bancshares	Yes	27.38	22,375.9	612.7	28.60	19.77	27.17	0.77	3.44	15.19	1.30	1.48	17.68	6.97	119.46
PLBC	Plumas Bancorp	—	15.50	5,023.0	77.9	21.74	14.50	15.18	2.11	-27.91	3.96	1.02	1.02	7.14	6.87	94.22
BPOP	Popular, Inc.	—	17.84	278,741.5	4,972.7	22.00	16.86	18.04	-1.11	-15.21	-0.61	1.24	1.25	12.32	NA	169.42
PBIB	Porter Bancorp, Inc.	—	21.81	7,620.5	166.2	24.50	21.21	21.80	0.05	NA	-1.31	2.36	2.36	13.88	12.15	131.15
PFBC	Preferred Bank	—	54.31	6,846.9	371.9	62.30	44.53	56.67	-4.16	22.04	-9.62	3.09	3.09	20.50	20.50	180.61
PREM	Premier Community Bankshares, Inc.	—	19.75	5,679.8	112.2	22.25	18.58	19.80	-0.25	-7.49	-2.89	1.42	1.44	12.41	9.11	154.78
PFBI	Premier Financial Bancorp, Inc.	—	14.20	5,233.7	74.3	16.50	13.25	13.99	1.50	-8.32	0.92	1.21	1.24	11.34	8.32	103.05
PRWT	PremierWest Bancorp	—	14.17	16,203.3	229.6	18.06	13.31	14.80	-4.26	0.87	-11.22	0.84	0.82	6.53	5.23	61.26
PNBC	Princeton National Bancorp, Inc.	—	31.65	3,369.2	106.6	35.45	31.65	32.45	-2.47	-5.15	-2.76	2.05	2.00	19.65	11.09	293.87
PVTB	PrivateBancorp, Inc.	—	37.40	21,478.9	803.3	47.51	35.50	42.23	-11.44	0.92	-10.16	1.76	NA	13.88	9.20	199.36
PRSP	Prosperity Bancshares, Inc.	—	32.66	32,786.8	1,070.8	36.16	28.65	34.24	-4.61	9.30	-5.36	1.88	1.88	19.83	6.12	135.91
PBKS	Provident Bankshares Corporation	—	34.63	32,433.4	1,123.2	38.65	33.71	35.20	-1.62	-4.60	-2.72	2.12	NA	19.52	11.40	194.11
PCBS	Provident Community Bancshares, Inc.	—	19.42	1,830.5	35.5	19.42	16.48	19.42	0.00	10.03	0.00	1.48	NA	14.19	12.15	212.24
PSBI	PSB Bancorp, Inc.	Yes	16.27	5,142.5	83.7	16.50	10.00	16.40	-0.79	38.72	-0.79	-1.18	0.24	9.31	NA	109.71
QCRH	QCR Holdings, Inc.	—	16.85	4,554.1	76.7	19.95	16.21	17.04	-1.12	-8.39	-4.59	0.82	0.84	12.65	11.94	272.65
RNST	Renasant Corporation	—	27.25	15,536.5	423.4	32.63	21.67	28.83	-5.48	25.92	-11.03	1.71	1.69	16.27	9.94	168.11
RBCAA	Republic Bancorp, Inc.	—	23.00	19,545.0	449.5	25.47	18.14	24.17	-4.84	19.02	-8.33	1.41	1.41	11.92	11.92	147.25
FRBK	Republic First Bancorp, Inc.	—	12.66	9,492.8	120.2	14.24	12.18	12.61	0.40	0.48	-2.23	1.06	1.08	7.59	7.59	103.28
RCBK	River City Bank	—	10.35	1,800.2	18.6	13.55	10.00	10.40	-0.48	-0.48	-3.97	-0.10	-0.10	8.71	8.71	46.58
RBPAA	Royal Bancshares of Pennsylvania, Inc.	—	25.20	13,176.1	332.0	26.79	21.00	25.73	-2.06	12.64	-4.11	2.36	1.71	12.06	12.06	96.51
RBNF	Rurban Financial Corp.	—	11.15	5,027.4	56.1	13.00	10.50	10.77	3.53	-1.93	3.53	0.32	0.43	11.16	7.19	113.31
STBA	S&T Bancorp, Inc.	—	34.07	25,303.8	862.1	37.68	29.67	34.01	0.18	-5.94	-1.73	2.09	1.95	13.24	11.15	129.59
SYBT	S.Y. Bancorp, Inc.	—	26.89	14,441.9	388.3	30.45	22.76	27.82	-3.34	10.72	-3.98	1.50	1.50	9.32	9.27	93.76
SASR	Sandy Spring Bancorp, Inc.	—	36.53	14,812.0	541.1	39.12	33.88	38.00	-3.87	1.19	-4.32	2.19	2.16	15.78	14.15	175.46
SAVB	Savannah Bancorp, Inc.	—	27.58	5,771.0	159.2	30.57	26.58	27.18	1.47	0.15	1.21	1.73	1.76	11.15	11.15	137.49
SCBT	SCBT Financial Corporation	—	37.51	8,705.4	326.5	42.93	32.38	39.87	-5.92	10.19	-10.11	2.20	2.24	18.42	14.30	243.41
SBCF	Seacoast Banking Corporation of Florida	—	23.09	18,980.3	438.3	31.96	23.05	24.26	-4.82	-3.99	-6.90	1.33	1.36	10.99	8.02	123.87
SBKC	Security Bank Corporation	—	22.00	19,161.5	421.6	25.64	21.07	22.70	-3.08	-1.48	-3.59	1.41	1.42	15.78	8.76	120.88
SHBI	Shore Bancshares, Inc.	—	26.23	8,376.5	219.7	31.27	21.17	29.33	-10.57	21.06	-13.03	1.64	1.64	13.04	11.41	111.57
SHBK	Shore Financial Corporation	—	14.50	2,492.1	36.1	17.56	13.75	14.41	0.62	1.75	-1.40	1.13	1.13	10.21	10.04	105.53
BSRR	Sierra Bancorp	—	29.50	9,768.0	288.7	35.36	22.67	29.23	0.92	29.67	0.55	1.83	1.87	9.08	8.51	119.87
SBNY	Signature Bank	—	30.05	29,495.4	886.3	37.60	28.30	30.49	-1.44	4.81	-3.00	1.06	NA	12.78	12.78	159.84
SFNC	Simmons First National Corporation	—	28.13	14,196.9	399.4	32.97	25.00	29.74	-5.41	1.30	-10.41	1.90	1.90	18.24	13.68	187.16
SKYF	Sky Financial Group, Inc.	Yes	28.02	116,732.0	3,270.8	29.00	23.09	28.50	-1.68	1.85	-1.82	1.72	1.99	16.05	9.17	151.79
SFBC	Slade's Ferry Bancorp.	—	17.74	4,154.4	73.7	19.50	15.78	17.40	1.98	-3.11	1.64	0.90	0.92	12.29	11.76	147.22

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of January 18, 2007

						Stock Price Performance							Per Share Data				
						52 Week Price		Last Week	Price Change			LTM (4)		Most Recent Quarter		
Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	EPS ($)	Core EPS ($)	Book Value/ Share ($)	Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
SMTB	Smithtown Bancorp, Inc.	—	25.85	8,885.6	229.7	30.02	19.43	26.39	-2.05	32.39	-4.68	1.51	1.50	7.31	6.84	112.05
SOMH	Somerset Hills Bancorp	—	13.63	3,908.9	53.3	14.62	12.02	13.70	-0.51	10.66	2.87	0.62	0.62	7.73	7.43	68.73
TSFG	South Financial Group, Inc.	—	26.06	75,191.6	1,959.5	28.41	24.60	26.50	-1.66	-3.77	-1.99	0.97	1.37	20.62	11.48	188.81
SOCB	Southcoast Financial Corporation	—	20.71	5,538.0	114.7	23.95	19.54	20.54	0.83	-8.88	0.05	0.89	NA	14.23	14.23	87.02
SCMF	Southern Community Financial Corporation	—	10.40	17,487.8	181.9	11.09	9.01	10.23	1.66	10.87	3.17	0.23	0.39	7.75	4.80	81.06
SMBC	Southern Missouri Bancorp, Inc.	—	14.99	2,236.3	33.5	15.73	11.60	14.99	0.00	1.56	-1.32	1.26	1.26	12.25	11.26	160.84
SONA	Southern National Bancorp of Virginia, Inc.	—	16.40	3,500.0	57.4	17.48	15.00	16.55	-0.91	NA	-1.20	NA	NA	9.41	8.84	44.83
SBSI	Southside Bancshares, Inc.	—	23.86	12,310.0	293.7	27.72	18.77	24.77	-3.67	16.53	-7.27	1.13	1.09	9.48	9.47	152.85
OKSB	Southwest Bancorp, Inc.	—	26.66	14,224.7	379.2	28.67	20.27	27.37	-2.59	30.05	-4.31	1.66	1.87	13.44	13.37	151.65
SJOE	St. Joseph Capital Corporation	Yes	39.50	1,791.9	70.8	39.52	27.50	39.43	0.18	31.67	0.28	1.40	1.40	17.48	17.46	268.35
STBC	State Bancorp, Inc.	—	19.05	11,234.9	214.0	20.90	13.02	18.81	1.28	7.32	-0.05	-3.13	1.28	5.77	5.55	143.88
SBIB	Sterling Bancshares, Inc.	—	12.47	71,088.8	886.5	13.93	10.40	12.93	-3.56	19.14	-4.22	0.66	0.68	5.63	3.65	60.04
STNJ	Sterling Bank	—	10.45	4,775.8	49.9	18.71	10.13	10.60	-1.42	-8.79	-4.91	0.27	0.27	7.33	7.33	70.04
SLFI	Sterling Financial Corporation	—	22.43	28,999.8	650.5	24.20	19.74	23.26	-3.57	7.94	-5.24	1.24	1.21	10.68	7.84	108.57
STSA	Sterling Financial Corporation	—	32.13	37,024.3	1,189.6	35.04	25.09	33.14	-3.05	22.68	-4.97	1.88	1.88	16.44	12.08	240.67
SUBK	Suffolk Bancorp	—	34.26	10,242.3	350.9	38.95	28.17	35.53	-3.57	-3.00	-10.15	2.20	2.20	10.60	10.52	135.95
SUFB	SuffolkFirst Bank	—	10.11	2,270.3	23.0	13.64	8.88	10.35	-2.31	-0.25	0.11	0.43	0.43	7.01	7.01	55.64
SMMF	Summit Financial Group, Inc.	—	19.90	7,102.7	141.3	25.09	17.50	19.76	0.71	-10.92	3.38	1.47	1.62	11.35	10.89	170.38
SSBI	Summit State Bank	—	12.66	4,794.7	60.7	16.40	12.50	12.85	-1.48	NA	-0.78	0.85	0.85	9.93	9.06	83.33
SNBC	Sun Bancorp, Inc.	—	19.10	20,457.1	390.7	21.45	15.98	19.86	-3.83	-0.12	-9.35	0.84	0.84	16.42	8.69	159.57
SUSQ	Susquehanna Bancshares, Inc.	—	25.29	51,830.0	1,310.8	27.92	22.07	26.11	-3.14	3.90	-5.82	1.84	1.78	17.92	11.07	158.01
SBBX	Sussex Bancorp	—	15.00	3,152.4	47.3	16.99	14.10	15.00	0.00	-0.66	0.00	0.77	0.75	10.97	NA	113.04
SIVB	SVB Financial Group	—	46.97	34,253.9	1,608.9	54.78	43.70	47.05	-0.17	-0.21	0.75	2.29	2.13	17.39	16.77	171.42
TAYC	Taylor Capital Group, Inc.	—	34.38	11,118.2	382.2	42.99	28.61	35.77	-3.89	-18.28	-6.09	3.70	3.70	23.35	21.28	304.25
TFIN	Team Financial, Inc.	—	15.05	3,598.8	54.2	16.25	13.34	15.22	-1.09	2.73	-5.94	0.98	1.15	13.33	9.68	200.13
TMCV	Temecula Valley Bancorp Inc.	—	22.90	9,169.1	210.0	25.00	19.66	23.46	-2.39	-1.46	-2.55	1.69	1.69	7.96	7.98	124.80
TNCC	Tennessee Commerce Bancorp, Inc.	—	29.25	4,420.7	129.3	32.20	15.91	30.27	-3.37	50.00	-6.40	1.10	1.10	11.15	11.15	130.00
TCBI	Texas Capital Bancshares, Inc.	—	18.92	25,947.6	490.9	24.92	18.08	19.29	-1.92	-19.21	-4.83	1.08	1.08	9.50	8.71	138.41
TXUI	Texas United Bancshares, Inc.	Yes	32.54	10,684.2	347.7	34.84	18.00	34.00	-4.29	71.26	-5.24	1.42	1.48	16.28	7.10	172.90
TIBB	TIB Financial Corp.	—	17.31	11,712.8	202.7	18.44	14.44	17.05	1.52	11.32	-1.03	1.13	0.78	7.17	7.09	107.38
TDBK	Tidelands Bancshares, Inc.	—	14.95	3,068.0	45.9	20.00	11.20	15.25	-1.97	24.58	-2.86	0.47	0.47	8.02	8.02	103.17
TOFC	Tower Financial Corporation	—	17.80	4,043.9	72.0	19.94	16.25	17.65	0.85	5.26	-0.12	0.89	0.91	12.60	12.60	165.89
TCBK	TriCo Bancshares	—	25.10	15,857.1	398.0	28.38	22.38	27.08	-7.31	4.58	-7.75	1.63	1.63	10.41	9.22	120.04
TRMK	Trustmark Corporation	—	29.78	58,678.6	1,746.2	33.69	27.50	32.23	-7.66	7.63	-9.02	2.09	2.07	15.19	9.68	150.68
UCBH	UCBH Holdings, Inc.	—	17.71	94,558.4	1,674.6	19.60	15.55	17.93	-1.23	0.11	0.85	1.02	0.99	7.14	5.92	88.29
UMBF	UMB Financial Corporation	—	35.59	42,685.0	1,519.2	38.04	31.80	36.76	-3.18	9.59	-2.52	1.38	1.36	20.03	17.33	179.75
UMPQ	Umpqua Holdings Corporation	—	28.25	58,028.6	1,639.3	30.66	23.98	29.18	-3.19	-1.77	-4.01	1.60	1.65	19.67	7.94	124.01
UBSH	Union Bankshares Corporation	—	27.78	13,274.0	368.8	32.86	25.69	29.50	-5.83	-10.35	-9.19	1.90	1.90	14.62	9.89	156.51
UBCP	United Bancorp, Inc.	—	10.00	5,040.9	50.4	11.88	9.32	10.00	0.00	-8.64	0.40	0.48	0.51	7.14	7.14	93.72
UBOH	United Bancshares, Inc.	—	16.10	3,595.1	57.9	17.50	14.80	16.58	-2.77	3.47	-7.47	1.38	1.40	12.70	10.44	153.19
UBSI	United Bankshares, Inc.	—	36.33	41,248.7	1,498.6	39.71	34.21	37.39	-2.83	-0.90	-6.00	2.12	2.17	15.40	11.27	159.83
UCBI	United Community Banks, Inc.	—	31.13	40,268.6	1,253.6	33.37	28.25	32.16	-3.20	17.65	-3.68	1.60	1.61	13.07	10.18	160.30
UBMT	United Financial Corp.	Yes	24.52	3,075.8	75.4	25.22	19.31	24.52	0.00	16.75	-2.70	1.37	1.37	10.79	10.33	135.92
UBFO	United Security Bancshares	—	23.86	11,301.1	269.6	28.24	18.00	24.51	-2.65	44.56	-1.00	1.17	0.98	5.86	5.59	60.03
USBI	United Security Bancshares, Inc.	—	29.11	6,327.2	184.2	31.50	24.55	29.00	0.38	3.78	-0.41	2.13	2.13	14.18	13.54	101.43
UNTY	Unity Bancorp, Inc.	—	14.50	6,600.0	95.7	17.88	13.14	14.20	2.11	9.61	-1.43	0.97	0.96	8.92	8.68	101.63
UNIB	University Bancorp, Inc.	—	2.00	4,248.4	8.5	3.63	1.59	1.92	4.17	2.56	-3.85	0.37	0.15	1.21	1.19	15.03
UVSP	Univest Corporation of Pennsylvania	—	27.08	12,984.0	351.6	31.50	24.00	30.09	-10.00	9.15	-11.15	1.94	1.94	14.29	10.65	149.28
VYFC	Valley Financial Corporation	—	13.05	4,108.5	53.6	15.20	11.64	13.25	-1.51	-2.25	-0.38	0.91	0.91	8.24	8.24	138.22

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of January 18, 2007

						Stock Price Performance							Per Share Data				
								Last				LTM (4)		Most Recent Quarter		
						52 Week Price		Week	Price Change				Core	Book Value/	Tangible Book Value/	Assets/
Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	EPS ($)	EPS ($)	Share ($)	Share (5) ($)	Share ($)
VBFC	Village Bank and Trust Financial Corp.	—	13.55	2,562.1	34.7	14.85	12.00	13.90	-2.52	8.40	-4.58	0.65	0.65	9.95	9.68	104.71
VNBC	Vineyard National Bancorp	—	21.44	10,357.8	222.1	31.34	21.06	22.25	-3.64	-29.59	-6.88	1.80	1.84	12.56	8.06	212.07
VCBI	Virginia Commerce Bancorp, Inc.	—	19.80	21,514.9	426.0	26.40	18.96	19.28	2.70	-4.13	-0.40	1.05	1.05	6.17	6.17	87.30
VFGI	Virginia Financial Group, Inc.	—	26.29	10,771.3	283.2	29.67	24.81	27.06	-2.85	4.19	-6.07	1.82	NA	13.72	12.05	148.53
WBNK	Waccamaw Bankshares, Inc.	—	15.51	4,837.7	75.0	19.00	14.95	15.76	-1.59	-14.31	-5.25	0.76	0.76	6.12	5.36	76.86
WAIN	Wainwright Bank & Trust Company	—	11.27	7,267.3	81.9	11.93	9.48	11.29	-0.21	14.78	2.46	0.83	0.78	8.24	8.06	105.92
WBCO	Washington Banking Company	—	15.66	9,285.4	145.4	18.50	14.22	16.50	-5.09	7.79	-6.73	1.07	1.07	6.94	6.94	84.97
WASH	Washington Trust Bancorp, Inc.	—	27.28	13,445.1	366.8	29.49	24.01	27.64	-1.30	0.33	-2.19	1.82	1.78	12.82	8.53	178.65
WSBC	WesBanco, Inc.	—	33.03	21,551.7	711.9	34.25	27.89	33.99	-2.82	10.43	-1.49	1.78	1.95	19.45	12.69	190.05
WTBA	West Bancorporation, Inc.	—	16.42	17,536.7	288.0	19.98	15.24	17.13	-4.14	-12.44	-7.65	1.11	1.12	6.49	4.90	72.33
WCBO	West Coast Bancorp	—	32.78	15,586.0	510.9	35.79	25.61	33.39	-1.83	24.31	-5.37	1.86	1.89	12.89	11.92	158.20
WABC	Westamerica Bancorporation	—	48.71	30,547.0	1,487.9	55.42	45.44	49.49	-1.58	-9.04	-3.79	3.11	3.11	13.89	9.18	156.17
WGNB	WGNB Corp.	—	28.00	5,000.0	140.0	31.47	24.27	28.99	-3.41	10.53	1.78	1.66	1.66	10.50	10.50	115.08
WTNY	Whitney Holding Corporation	—	32.51	65,872.6	2,141.5	37.28	28.32	32.79	-0.85	13.83	-0.34	2.25	2.30	16.90	12.06	153.35
WIBC	Wilshire Bancorp, Inc.	—	18.04	29,168.1	526.2	20.20	16.47	18.59	-2.96	6.12	-4.90	1.13	1.13	4.86	4.58	65.48
WTFC	Wintrust Financial Corporation	—	46.85	25,718.0	1,204.9	59.64	45.06	48.31	-3.02	-13.67	-2.44	2.78	2.76	29.68	18.31	368.03
WSFG	WSB Financial Group, Inc.	—	18.76	2,884.0	54.1	21.00	18.50	18.96	-1.05	NA	-2.29	NA	NA	7.01	7.01	117.25
YAVY	Yadkin Valley Financial Corporation	—	19.07	10,609.7	202.3	20.00	13.52	18.78	1.54	31.52	-0.26	1.20	1.20	11.46	7.94	103.14
YANB	Yardville National Bancorp	—	36.78	11,032.9	405.8	40.02	33.63	37.36	-1.55	5.57	-2.49	1.77	1.76	17.51	17.38	273.46
ZION	Zions Bancorporation	—	83.08	106,804.6	8,873.3	85.25	75.25	83.51	-0.51	8.11	0.78	5.37	5.41	43.47	24.25	428.47

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of January 18, 2007

Public Company Segment:	# of Comp. (#)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings(5) ROA (%)	Reported Earnings(5) ROE (%)	Reported Earnings(5) ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share(6) ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio(7) (%)
Market Averages. All Public Companies (1)																			
All Public Companies-Banks	443	9.47	8.06	1.07	12.04	5.89	1.07	12.09	0.45	275.42	1.19	17.05	17.23	187.60	231.22	17.30	0.55	2.04	29.22
NYSE Exchange Traded Companies	51	9.09	6.76	1.29	14.50	6.71	1.23	13.75	0.50	233.55	1.18	14.65	15.26	196.48	281.47	17.34	1.08	3.03	38.16
AMEX Exchange Traded Companies	21	10.86	10.29	0.94	10.25	5.48	0.94	10.23	0.41	282.21	1.29	16.34	16.25	174.72	188.49	17.61	0.74	2.54	37.73
NASDAQ Listed Companies	371	9.47	8.13	1.05	11.81	5.80	1.05	11.97	0.44	282.21	1.19	17.43	17.58	187.53	226.99	17.27	0.48	1.88	27.78
New England Region Companies	25	9.33	8.04	0.72	10.11	4.85	0.73	10.22	0.27	340.11	1.09	18.57	18.33	182.78	229.34	16.20	0.61	2.19	34.85
Mid-Atlantic Region Companies	95	9.54	8.24	0.99	10.69	5.54	0.98	11.02	0.46	281.99	1.15	16.93	17.36	176.64	219.41	16.13	0.56	2.34	33.41
Southeastern Region Companies	142	9.82	8.58	1.04	11.44	5.71	1.03	11.40	0.40	293.60	1.22	17.56	17.81	182.74	216.94	17.44	0.47	1.70	25.81
Midwest Region Companies	93	8.87	7.42	1.01	11.85	6.48	1.00	11.79	0.70	164.75	1.19	16.32	16.39	172.91	215.23	15.07	0.71	2.70	36.07
Southwest Region Companies	16	9.84	6.82	1.21	13.47	5.68	1.22	13.61	0.45	239.39	1.17	17.89	17.74	218.91	317.27	20.37	0.60	1.55	26.14
West Region Companies	70	9.55	8.12	1.44	15.72	6.40	1.43	15.64	0.26	404.78	1.22	16.49	16.56	227.75	273.78	21.17	0.43	1.54	22.62
Companies Issuing Dividends	361	9.26	7.70	1.13	12.63	6.26	1.13	12.71	0.46	265.79	1.20	16.69	16.92	191.82	240.88	17.41	0.67	2.49	36.06
Companies Not Issuing Dividends	82	10.51	9.73	0.80	9.37	4.21	0.78	9.23	0.38	326.16	1.15	19.01	19.05	170.90	188.51	16.82	0.00	0.07	0.69
Equity/Assets <6%	14	5.53	5.30	0.62	9.16	4.79	0.86	14.89	0.40	241.36	1.12	16.58	16.25	214.85	215.78	11.70	0.27	1.23	15.95
Equity/Assets 6%-12%	380	8.89	7.57	1.09	12.68	6.11	1.08	12.54	0.45	271.71	1.18	16.94	17.16	191.76	234.98	16.82	0.58	2.14	30.65
Equity/Assets >12%	49	15.28	12.76	1.05	7.75	4.46	1.04	7.66	0.45	315.10	1.28	18.26	18.34	150.74	206.94	22.61	0.39	1.49	22.93
Assets >$1 Billion	244	9.23	7.22	1.18	13.09	6.11	1.16	13.28	0.46	260.99	1.18	16.63	16.79	200.51	265.80	18.08	0.71	2.36	34.01
Assets $500 Million to $1 Billion	111	9.17	8.17	1.03	11.86	6.10	1.03	11.84	0.49	296.87	1.22	17.21	17.42	176.39	202.26	16.12	0.44	1.94	27.62
Asset $250 Million to $500 Million	61	9.41	9.06	0.96	10.63	5.79	0.95	10.72	0.39	313.66	1.20	18.18	18.37	173.20	180.19	15.75	0.32	1.68	23.92
Assets <$250 Million	27	13.27	13.17	0.50	5.79	3.21	0.46	5.19	0.33	248.11	1.15	18.24	18.75	147.07	148.50	18.58	0.05	0.37	7.05
Goodwill Companies	337	9.46	7.66	1.10	12.26	6.08	1.09	12.34	0.47	270.18	1.20	16.70	16.92	187.19	240.71	17.23	0.63	2.28	32.53
Non-Goodwill Companies	106	9.59	9.66	1.00	11.38	5.32	0.99	11.31	0.37	294.89	1.15	18.19	18.29	190.26	197.73	17.51	0.29	1.32	19.69

(1) A company excluded from averages is under acquisition.
(2) Or since offering price if first listed in 2006 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(3) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(4) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(5) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of January 18, 2007

Public Company Segment:	# of Comp. (#)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings(6) ROA (%)	Reported Earnings(6) ROE (%)	Reported Earnings(6) ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share(7) ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio(8) (%)
Market Averages. All Public Companies (1) (No MHC)																			
All Public Companies-Thrifts	124	10.48	9.35	0.63	6.80	3.86	0.65	6.96	0.56	227.32	0.90	18.27	18.81	139.71	163.83	14.36	0.45	2.23	35.92
NYSE Exchange Traded Companies	14	9.13	6.78	0.80	10.27	6.37	0.90	11.37	0.36	269.32	0.71	15.11	15.97	146.39	211.08	13.38	0.63	2.31	34.13
AMEX Exchange Traded Companies	5	10.20	9.95	0.71	7.31	4.87	0.75	7.90	0.67	259.02	1.21	18.78	16.90	166.94	171.60	16.01	0.41	1.90	30.84
NASDAQ Listed Companies	105	10.72	9.69	0.60	6.33	3.50	0.61	6.37	0.58	219.82	0.91	18.66	19.56	137.02	158.73	14.31	0.43	2.23	38.42
New England Region Companies	16	14.06	12.69	0.54	4.86	3.84	0.54	4.93	0.17	428.94	1.02	23.98	24.20	135.98	154.89	19.41	0.37	1.75	44.39
Mid-Atlantic Region Companies	32	10.70	8.78	0.73	7.78	4.73	0.74	7.84	0.26	274.03	0.91	18.26	17.87	149.01	190.51	15.46	0.48	2.61	39.45
Southeastern Region Companies	15	8.91	8.09	0.29	2.09	-3.61	0.34	2.67	0.66	203.61	0.78	17.59	19.71	141.88	168.39	12.30	0.25	1.53	26.06
Midwest Region Companies	41	10.36	9.43	0.60	6.44	4.72	0.60	6.34	1.04	98.22	0.89	19.17	20.85	127.21	143.44	13.02	0.51	2.55	40.97
Southwest Region Companies	4	9.60	8.76	0.14	3.22	0.78	0.31	4.74	0.66	235.93	1.51	17.60	17.85	132.98	162.90	11.45	0.40	1.11	12.06
West Region Companies	16	6.84	6.54	1.04	12.72	7.81	1.01	12.34	0.17	409.35	0.75	13.47	13.90	153.16	161.57	13.48	0.62	2.07	28.35
Companies Issuing Dividends	109	10.75	9.57	0.71	7.74	5.16	0.72	7.79	0.57	228.61	0.92	18.24	19.19	140.63	164.31	14.71	0.52	2.54	40.62
Companies Not Issuing Dividends	15	8.93	8.35	-0.08	-1.67	-7.70	-0.09	-1.80	0.50	218.71	0.78	19.15	16.30	129.73	154.73	11.81	0.00	0.00	0.00
Equity/Assets <6%	9	4.96	4.58	0.23	3.50	-0.82	0.27	4.12	0.48	152.74	0.68	16.57	15.88	138.68	163.91	6.95	0.28	1.67	17.98
Equity/Assets 6%-12%	82	8.71	7.79	0.67	8.07	4.62	0.67	8.13	0.69	189.94	0.88	16.87	17.60	143.98	165.26	12.41	0.51	2.29	36.46
Equity/Assets >12%	33	17.30	15.37	0.65	4.07	3.03	0.67	4.16	0.27	346.60	1.01	24.14	25.23	126.97	157.26	21.73	0.37	2.23	44.15
Assets >$1 Billion	50	10.02	8.01	0.76	8.55	4.38	0.80	9.09	0.56	227.33	0.87	17.79	17.99	148.69	194.03	14.33	0.52	2.35	33.57
Assets $500 Million to $1 Billion	38	9.77	9.09	0.70	7.80	5.40	0.68	7.51	0.43	245.68	0.84	17.69	18.33	143.33	156.21	14.27	0.49	2.21	38.34
Asset $250 Million to $500 Million	27	12.23	11.84	0.52	4.38	2.36	0.52	4.37	0.70	191.38	0.91	20.39	23.00	124.15	130.81	15.12	0.31	1.98	39.81
Assets <$250 Million	9	11.35	11.14	-0.09	-0.64	-1.16	-0.02	-0.10	0.76	248.81	1.28	17.43	16.45	113.92	117.49	12.65	0.37	2.39	24.67
Goodwill Companies	89	10.24	8.65	0.68	7.10	3.87	0.70	7.34	0.55	222.64	0.91	18.41	19.03	141.18	174.40	14.15	0.48	2.26	37.21
Non-Goodwill Companies	35	11.33	11.33	0.51	5.99	3.85	0.52	5.97	0.59	241.37	0.88	17.94	19.05	134.60	133.94	14.87	0.39	2.15	32.11

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2005 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of January 18, 2007

Public Company Segment:	# of Comp. (#)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings(6) ROA (%)	Reported Earnings(6) ROE (%)	Reported Earnings(6) ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs+90/ Assets (%)	Asset Quality Ratios Reserves/ NPAs+90 (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share(7) ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio(8) (%)
Market Averages, All Public Companies (1) (MHCs)																			
All Public Companies-MHC Thrifts	38	15.02	14.47	0.53	3.43	1.85	0.52	3.41	0.33	263.81	0.71	30.62	29.78	200.24	211.15	30.51	0.28	1.47	31.04
AMEX Exchange Traded Companies	1	15.26	15.26	1.04	6.76	4.56	0.85	5.50	0.53	137.19	0.87	21.90	26.90	144.20	144.20	22.02	0.30	2.40	52.63
NASDAQ Listed Companies	37	15.01	14.45	0.51	3.32	1.75	0.51	3.34	0.32	268.33	0.71	31.71	30.19	201.80	213.01	30.74	0.28	1.45	29.24
New England Region Companies	5	12.24	11.88	0.55	4.12	2.25	0.55	4.14	0.20	329.42	0.81	38.60	NA	178.60	185.22	21.96	0.16	1.28	60.57
Mid-Atlantic Region Companies	21	15.13	14.57	0.46	2.78	1.72	0.46	2.76	0.34	265.93	0.86	27.98	28.90	185.94	199.67	28.75	0.17	1.08	20.57
Southeastern Region Companies	3	17.92	17.81	0.83	4.61	1.59	0.74	4.28	0.32	268.31	1.26	NA	NA	299.60	306.40	55.66	0.83	2.54	NA
Midwest Region Companies	6	18.29	15.35	0.46	3.31	1.90	0.47	3.42	0.45	104.83	0.58	29.90	25.60	193.60	203.80	29.85	0.54	2.82	33.34
Southwest Region Companies	1	13.66	13.66	NA	NA	NA	NA	NA	0.21	205.89	0.69	NA	NA	209.40	209.40	28.81	0.00	0.00	NA
West Region Companies	2	13.24	12.99	0.78	5.75	2.30	0.78	5.75	0.05	745.38	0.51	39.20	39.20	263.70	270.85	34.67	0.31	1.70	51.16
Companies Issuing Dividends	24	14.51	13.70	0.55	3.55	1.88	0.54	3.47	0.28	222.72	0.74	28.96	27.55	205.40	221.34	29.91	0.43	2.23	57.65
Companies Not Issuing Dividends	14	15.99	15.96	0.45	3.05	1.73	0.47	3.21	0.42	341.88	0.65	36.45	36.45	189.50	189.93	31.76	0.00	0.00	0.00
Equity/Assets <6%	1	4.25	3.94	-0.92	-19.86	-8.41	-0.92	-19.87	0.35	98.64	0.57	NA	NA	265.20	287.00	11.28	0.00	0.00	NA
Equity/Assets 6%-12%	13	9.81	9.30	0.49	4.82	2.70	0.50	4.88	0.41	274.70	0.74	30.68	27.53	196.36	210.88	19.97	0.40	1.90	38.52
Equity/Assets >12%	24	18.28	17.71	0.62	3.75	1.92	0.61	3.69	0.28	268.47	0.70	30.55	32.03	199.48	208.13	38.58	0.23	1.30	26.37
Assets >$1 Billion	8	15.67	14.91	0.62	4.40	1.81	0.58	4.23	0.43	172.17	0.70	22.80	22.90	244.19	260.90	39.31	0.80	1.66	20.65
Assets $500 Million to $1 Billion	10	14.42	14.29	0.41	1.49	0.79	0.42	1.56	0.23	370.28	0.65	37.10	37.10	219.72	224.49	30.83	0.17	1.04	43.08
Asset $250 Million to $500 Million	19	15.04	14.34	0.51	3.74	2.28	0.53	3.82	0.32	265.43	0.74	31.34	28.55	173.00	185.35	28.89	0.21	1.57	23.33
Assets <$250 Million	1	15.26	15.26	1.04	6.76	4.56	0.85	5.50	0.53	137.19	0.87	21.90	26.90	144.20	144.20	22.02	0.30	2.40	52.63
Goodwill Companies	18	14.44	13.29	0.48	2.86	1.51	0.48	2.85	0.33	219.57	0.81	28.63	24.20	208.42	228.84	30.73	0.35	1.88	49.95
Non-Goodwill Companies	20	15.54	15.54	0.57	4.03	2.31	0.57	4.00	0.32	305.09	0.62	32.22	33.12	194.39	194.39	30.30	0.22	1.10	19.22

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2006 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
NYSE Exchange Companies																					
AF	Astoria Financial Corporation	—	—	5.64	5.02	0.89	14.97	6.68	0.90	15.25	0.26	144.05	0.54	15.0	14.7	218.7	256.3	12.77	0.96	3.24	48.48
BBX	BankAtlantic Bancorp, Inc.	—	—	7.98	6.79	0.25	2.98	1.92	0.26	3.21	0.53	121.15	0.91	52.1	44.9	151.5	180.4	12.10	0.16	1.26	63.20
BFF	BFC Financial Corporation	—	—	2.31	1.23	0.03	1.16	0.64	NA	NA	0.45	125.55	0.92	NM	NA	137.1	283.5	2.90	0.00	0.00	0.00
DSL	Downey Financial Corp.	—	—	8.65	8.63	1.19	15.80	10.87	1.18	15.69	0.68	55.22	0.43	9.2	9.3	134.4	134.7	11.63	0.40	0.59	5.43
FED	FirstFed Financial Corp.	—	—	8.63	8.61	1.20	20.66	11.26	1.20	20.66	0.11	960.78	1.15	8.9	8.9	161.7	162.2	10.72	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc.	—	—	5.39	5.39	0.60	11.58	9.67	0.62	12.05	1.05	26.91	0.35	10.3	9.9	113.7	113.7	6.13	0.60	4.12	42.55
GLK	Great Lakes Bancorp, Inc.	—	—	15.68	14.47	NA	NA	NA	NA	NA	0.15	268.17	0.68	NA	NA	115.9	127.4	18.16	0.00	0.00	NA
NDE	IndyMac Bancorp, Inc.	—	—	7.06	6.69	1.28	20.49	12.85	1.29	20.58	0.51	43.58	0.33	7.9	7.9	143.0	151.9	10.12	2.00	5.11	37.98
NYB	New York Community Bancorp, Inc.	—	—	12.83	5.43	0.79	6.32	4.78	0.95	7.61	0.12	255.70	0.43	20.9	17.3	126.5	329.4	16.49	1.00	6.15	128.21
NAL	NewAlliance Bancshares, Inc.	—	—	18.81	12.68	0.73	3.72	3.13	0.78	3.90	0.15	351.40	1.00	31.9	30.7	131.7	206.1	24.27	0.24	1.50	47.00
PFB	PFF Bancorp, Inc.	—	—	8.40	8.37	1.30	15.30	6.71	1.29	15.13	0.20	436.88	0.97	14.9	15.1	217.7	211.4	17.70	0.68	2.04	30.38
PFS	Provident Financial Services, Inc.	—	—	17.40	10.81	0.93	5.22	5.02	0.93	5.22	0.12	444.40	0.86	19.9	19.9	112.5	193.6	19.35	0.40	2.26	43.82
SOV	Sovereign Bancorp, Inc.	—	—	9.64	3.73	0.17	1.82	1.23	0.47	5.01	NA	NA	0.75	NM	28.5	137.1	393.4	12.95	0.32	1.31	78.73
WM	Washington Mutual, Inc.	—	—	7.79	NA	1.02	13.47	8.22	0.91	12.07	NA	NA	0.60	12.2	13.6	158.9	NA	12.01	2.12	4.79	56.59
AMEX Exchange Companies																					
CNY	Carver Bancorp, Inc.	—	—	6.26	5.55	0.35	4.61	5.09	0.59	7.84	0.50	133.90	0.84	19.7	11.4	87.0	98.8	5.44	0.36	2.13	39.53
FDT	Federal Trust Corporation	—	—	7.40	7.40	0.52	7.96	4.30	0.52	7.87	1.38	47.06	0.77	23.3	23.5	176.7	176.7	13.07	0.16	1.56	40.50
GOV	Gouverneur Bancorp, Inc. (MHC)	—	57.2%	15.26	15.26	1.04	6.76	4.56	0.85	5.50	0.53	137.19	0.87	21.9	26.9	144.2	144.2	22.02	0.30	2.40	52.63
TSH	Teche Holding Company	—	—	9.32	8.81	1.07	11.79	6.15	1.04	11.50	0.73	98.04	0.93	18.3	18.7	178.5	190.0	16.64	1.20	2.34	38.19
WSB	Washington Savings Bank, F.S.B.	—	—	14.03	14.03	0.97	7.71	6.33	0.95	7.61	NA	NA	2.10	15.8	16.0	106.9	106.9	15.00	0.16	1.81	7.14
WFD	Westfield Financial, Inc.	—	—	13.97	13.97	0.63	4.46	1.47	0.66	4.67	0.08	757.08	1.39	68.0	64.6	285.6	285.6	39.90	0.18	1.68	190.50
NASDAQ Listed Companies																					
ABBC	Abington Community Bancorp, Inc. (MHC)	Yes	57.1%	12.49	12.49	0.78	5.89	2.39	0.79	5.93	0.03	645.23	0.26	41.9	41.6	254.7	254.7	31.82	0.24	1.27	51.11
ASBI	Ameriana Bancorp	—	—	7.14	6.98	0.07	0.84	0.72	0.07	0.84	1.34	47.75	1.23	NM	138.9	114.4	117.3	8.17	0.16	1.28	577.78
ABNJ	American Bancorp of New Jersey, Inc.	—	—	24.28	24.28	0.42	1.68	1.36	0.43	1.75	0.41	101.63	0.53	NM	70.6	133.5	133.5	32.41	0.16	1.36	100.00
ABCW	Anchor BanCorp Wisconsin Inc.	—	—	7.38	6.97	1.00	13.29	6.82	1.01	13.34	0.50	81.72	0.48	14.7	14.6	192.9	201.7	13.98	0.68	2.38	33.67
ACFC	Atlantic Coast Federal Corporation (MHC)	—	63.2%	11.47	11.15	0.70	5.67	2.15	0.72	5.86	0.40	143.29	0.71	48.4	44.9	267.7	276.5	30.71	0.48	2.72	110.53
BOFI	B of I Holding, Inc.	—	—	9.25	9.25	0.45	4.52	4.93	0.43	4.33	0.00	NM	0.27	20.3	21.3	86.9	86.9	7.50	0.00	0.00	0.00
BKMU	Bank Mutual Corporation	—	—	15.24	13.85	0.63	4.13	3.10	0.61	4.01	0.29	124.71	0.59	35.2	33.3	138.4	152.6	20.79	0.30	2.51	85.29
BFIN	BankFinancial Corporation	—	—	20.24	18.59	0.72	3.54	3.01	0.69	3.38	0.53	140.80	0.90	33.3	34.9	129.9	144.4	26.29	0.24	1.39	34.82
BKUNA	BankUnited Financial Corporation	—	—	5.55	5.35	0.69	12.89	8.53	0.69	12.89	0.16	169.44	0.32	11.7	11.8	132.6	137.8	7.29	0.02	0.07	0.87
BCSB	BCSB Bankcorp, Inc. (MHC)	—	63.5%	4.25	3.94	-0.92	-19.86	-8.41	-0.92	-19.87	0.35	98.64	0.57	NM	NM	265.2	287.0	11.28	0.00	0.00	NM
BFBC	Benjamin Franklin Bancorp, Inc.	—	—	12.01	8.24	0.57	4.62	4.02	0.57	4.63	0.21	314.84	0.93	24.9	24.8	112.9	171.6	13.56	0.16	1.02	20.63
BHLB	Berkshire Hills Bancorp, Inc.	—	—	11.55	7.41	0.57	4.75	4.03	NA	NA	NA	NA	1.18	24.8	NA	115.2	186.0	13.31	0.56	1.86	41.18
BRBI	Blue River Bancshares, Inc.	—	—	8.37	6.89	0.66	8.17	6.74	0.66	8.17	2.78	28.70	0.98	14.8	14.8	118.8	146.7	9.94	0.07	1.15	7.93
BYFC	Broadway Financial Corporation	—	—	6.84	6.84	0.59	9.56	9.16	0.59	9.51	0.00	NM	0.66	10.9	11.0	103.1	103.1	6.18	0.20	1.87	20.41
BRKL	Brookline Bancorp, Inc.	—	—	24.45	22.78	0.91	3.53	2.64	0.89	3.44	0.10	NM	1.39	37.9	38.9	136.6	149.8	33.40	0.34	2.64	217.65
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	—	70.0%	19.60	19.60	1.25	5.91	2.64	1.25	5.91	0.07	587.63	0.61	37.9	37.9	219.3	219.3	42.98	0.00	0.00	0.00
CFFN	Capitol Federal Financial (MHC)	—	70.5%	10.53	10.53	0.58	5.58	1.72	0.59	5.61	0.10	55.29	0.08	58.3	57.9	323.4	323.4	34.05	2.00	5.20	316.67
CEBK	Central Bancorp, Inc.	—	—	7.21	6.84	0.33	4.53	3.89	0.27	3.77	0.28	244.78	0.89	25.7	30.9	125.6	133.0	9.05	0.72	2.27	58.54
CFBK	Central Federal Corporation	—	—	13.03	13.03	-0.40	-2.97	-4.50	-0.40	-2.95	0.18	499.26	1.18	NM	NM	113.6	113.6	14.80	0.36	4.91	NM
CITZ	CFS Bancorp, Inc.	—	—	10.29	10.20	0.44	4.00	3.29	0.39	3.54	1.73	47.82	1.28	30.4	34.5	124.0	125.3	12.77	0.48	3.29	100.00
CHFN	Charter Financial Corporation (MHC)	—	80.6%	24.40	24.01	1.22	5.18	1.39	0.94	3.98	0.34	164.98	1.59	NM	93.7	359.4	368.9	87.67	1.80	3.68	522.06
CHEV	Cheviot Financial Corp. (MHC)	—	57.9%	23.23	23.23	0.62	2.47	1.45	0.81	2.43	0.00	NM	0.34	69.0	70.2	170.3	170.3	39.58	0.28	2.14	147.37
CBNK	Chicopee Bancorp, Inc.	—	—	24.13	24.13	NA	NA	NA	NA	NA	0.15	409.01	0.82	NA	NA	108.2	108.2	28.10	0.00	0.00	NA
CZWI	Citizens Community Bancorp, Inc.	—	—	10.59	8.24	0.17	1.50	0.62	0.16	1.44	0.63	48.94	0.32	NM	168.6	229.7	303.3	24.33	0.10	1.08	174.50
CTZN	Citizens First Bancorp, Inc.	—	—	9.79	9.14	0.51	5.08	4.17	0.52	5.23	1.61	49.98	0.90	24.0	23.3	128.1	138.0	12.34	0.38	1.39	33.33

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
CSBC	Citizens South Banking Corporation	—	—	11.82	7.77	0.65	5.33	4.35	0.68	5.60	0.29	268.60	1.07	23.0	21.9	123.0	195.7	14.54	0.30	2.33	52.68
CSBK	Clifton Savings Bancorp, Inc. (MHC)	—	56.7%	23.42	23.42	0.31	1.34	0.74	0.31	1.34	0.00	NM	0.31	NM	135.7	187.6	187.6	43.94	0.20	1.64	222.22
CFCP	Coastal Financial Corporation	Yes	—	6.80	6.80	1.18	18.56	5.20	1.18	18.53	0.34	225.98	1.15	19.2	19.3	314.4	314.4	21.38	0.20	1.22	22.46
COBK	Colonial Bankshares, Inc. (MHC)	—	54.0%	9.77	9.77	0.43	4.15	2.35	0.43	4.15	0.04	889.88	0.67	42.5	42.4	176.3	176.3	17.23	0.00	0.00	0.00
CFFC	Community Financial Corporation	—	—	8.33	8.33	0.98	11.88	7.70	0.98	11.88	0.42	160.64	0.78	13.0	13.0	142.7	142.7	11.88	0.28	2.09	26.04
DCOM	Dime Community Bancshares, Inc.	—	—	9.43	7.79	1.07	11.50	8.98	1.04	11.16	0.09	552.30	0.60	14.4	14.8	169.1	208.3	15.94	0.56	4.10	58.95
ESBK	Elmira Savings Bank, FSB	—	—	6.74	6.67	0.82	11.97	8.98	0.70	10.19	0.08	579.79	0.77	14.3	16.9	161.0	162.8	10.85	0.84	2.85	38.48
ESBF	ESB Financial Corporation	—	—	6.72	4.49	0.48	7.12	6.15	0.56	8.38	0.18	137.69	0.81	18.3	14.9	109.8	168.4	7.38	0.40	3.67	59.70
FFCO	FedFirst Financial Corp. (MHC)	—	54.2%	16.28	15.98	-0.02	-0.14	-0.10	0.14	0.84	0.44	88.53	0.49	NM	157.9	139.5	142.8	22.70	0.00	0.00	0.00
FFDF	FFD Financial Corporation	—	—	11.79	11.79	0.94	8.19	8.65	0.93	8.12	0.81	80.15	0.55	15.0	15.2	118.6	118.6	13.98	0.56	3.03	42.28
FSBI	Fidelity Bancorp, Inc.	—	—	6.09	5.74	0.56	9.44	7.10	0.47	7.97	NA	NA	0.59	14.1	16.7	124.1	132.2	7.56	0.56	2.99	42.11
FBEI	First Bancorp of Indiana, Inc.	—	—	9.38	8.82	0.44	4.42	4.32	0.28	2.87	NA	NA	0.47	23.2	35.5	103.1	110.3	9.67	0.60	3.16	73.17
FBSI	First Bancshares, Inc.	—	—	11.65	11.52	-0.03	-0.22	-0.18	NA	NA	NA	NA	1.68	NM	NA	100.6	101.8	11.71	0.18	0.93	NM
FBTC	First BancTrust Corporation	—	—	9.06	8.76	0.38	4.06	3.99	0.41	4.30	0.84	102.79	1.34	25.1	23.7	102.4	106.3	9.28	0.24	2.08	52.17
FCAP	First Capital, Inc.	—	—	9.63	8.46	0.84	8.74	7.17	0.84	8.74	1.14	43.85	0.66	13.9	13.9	118.6	136.8	11.42	0.68	3.75	49.83
FCLF	First Clover Leaf Financial Corp.	—	—	27.32	24.76	0.87	3.43	1.74	1.00	3.95	0.28	145.95	0.59	57.5	50.6	112.1	128.0	30.62	0.24	2.09	122.00
FCFL	First Community Bank Corporation of Amer	—	—	8.82	8.71	1.09	12.19	4.74	1.05	11.71	0.08	NM	1.02	21.1	21.9	229.8	232.8	20.26	0.00	0.00	0.00
FDEF	First Defiance Financial Corp.	—	—	10.46	8.15	1.04	10.03	7.71	1.02	9.81	0.65	137.13	1.09	13.0	13.3	128.3	166.4	13.21	1.00	3.54	44.50
FFBH	First Federal Bancshares of Arkansas, Inc.	—	—	9.07	9.07	0.91	10.02	6.47	0.87	9.58	2.12	13.20	0.34	15.5	16.2	148.6	148.6	13.47	0.60	2.55	38.16
FFBI	First Federal Bancshares, Inc.	Yes	—	6.45	6.03	0.16	2.64	2.05	0.17	2.67	0.38	74.46	0.51	48.8	48.3	123.2	132.4	7.95	0.48	2.09	102.13
FFSX	First Federal Bankshares, Inc.	—	—	11.65	8.81	0.59	5.00	4.78	0.57	4.81	1.60	57.84	1.20	20.9	21.7	105.2	143.6	12.26	0.42	1.95	39.32
FFNM	First Federal of Northern Michigan Bancorp	—	—	12.41	11.15	0.31	2.41	3.17	0.32	2.49	1.60	36.94	0.79	31.6	30.6	78.1	88.2	9.70	0.20	2.19	68.97
FFCH	First Financial Holdings, Inc.	—	—	6.91	6.11	1.06	15.76	6.30	1.06	15.76	0.21	257.65	0.70	15.9	15.9	235.6	268.9	16.29	1.00	2.78	42.73
FFHS	First Franklin Corporation	—	—	7.82	7.82	0.38	4.40	4.00	0.23	2.77	1.42	31.90	0.53	25.0	39.6	106.7	106.7	8.34	0.36	2.25	56.25
FKFS	First Keystone Financial, Inc.	—	—	5.48	5.48	0.20	3.73	2.83	0.13	2.39	0.52	123.47	1.03	35.3	54.9	134.8	134.8	7.39	0.00	2.31	0.00
FMSB	First Mutual Bancshares, Inc.	—	—	6.17	6.17	1.00	17.27	6.88	0.98	16.86	0.14	654.50	1.08	14.6	14.9	228.8	228.8	14.13	0.36	1.55	21.38
FNFG	First Niagara Financial Group, Inc.	—	—	17.27	8.70	1.17	6.87	5.93	1.15	6.73	0.22	408.64	1.28	18.9	17.3	113.1	247.8	19.54	0.48	3.27	52.87
FPTB	First PacTrust Bancorp, Inc.	—	—	9.92	9.92	0.60	6.00	4.13	0.60	5.98	NA	NA	0.64	24.2	24.3	140.3	140.3	13.92	0.68	2.47	55.28
FPFC	First Place Financial Corp.	—	—	10.55	7.44	0.85	8.51	6.82	0.92	9.20	0.96	79.57	0.94	14.7	13.5	120.0	178.0	12.68	0.62	2.78	28.62
FFIC	Flushing Financial Corporation	—	—	7.86	7.27	0.91	12.20	7.14	0.93	12.51	0.12	216.18	0.32	14.0	13.7	167.7	182.6	13.19	0.44	2.57	36.07
FMCO	FMS Financial Corporation	Yes	—	6.46	6.35	0.48	7.35	2.64	0.42	6.77	0.31	139.64	1.17	37.8	41.0	267.5	272.2	17.27	0.12	0.37	14.12
FXCB	Fox Chase Bancorp, Inc. (MHC)	—	55.5%	16.01	16.01	NA	NA	NA	NA	NA	0.80	112.55	1.45	NA	NA	161.5	161.5	25.86	0.00	0.00	NA
FBTX	Franklin Bank Corp.	—	—	8.43	5.56	0.55	7.17	5.30	0.55	7.14	0.66	41.88	0.32	18.9	19.0	126.5	234.7	8.70	0.00	0.00	0.00
PEDE	Great Pee Dee Bancorp, Inc.	—	—	12.54	12.28	0.80	6.45	6.27	0.85	6.82	0.28	318.56	1.07	15.9	15.1	104.9	107.5	13.16	0.64	4.06	48.48
GAFC	Greater Atlantic Financial Corp.	—	—	3.43	3.12	-1.62	-36.18	-49.86	-1.42	-31.71	0.38	110.60	0.87	NM	NM	106.2	117.2	3.65	0.00	0.00	0.00
ALLB	Greater Delaware Valley Savings Bank (MI	—	80.0%	9.07	9.07	0.40	4.51	1.95	0.40	4.51	0.52	138.59	1.15	51.2	51.2	220.6	220.6	20.01	0.36	1.64	83.72
GCBC	Greene County Bancorp, Inc. (MHC)	—	55.6%	11.12	11.12	0.78	6.97	3.69	0.79	7.10	0.02	NM	0.67	27.1	26.6	184.4	184.4	20.50	0.50	3.24	84.21
GSLA	GS Financial Corp.	—	—	15.67	15.67	-1.17	-7.81	-9.25	-0.66	-4.41	0.28	760.08	3.99	NM	NM	85.6	85.6	13.41	0.40	2.08	NM
HBNK	Hampden Bancorp, Inc.	—	—	6.73	6.73	NA	NA	NA	NA	NA	1.01	78.22	1.18	NA	NA	NA	NA	NA	0.00	0.00	NA
HARL	Harleysville Savings Financial Corporation	—	—	6.25	6.25	0.55	8.75	6.26	0.55	8.72	0.00	NM	0.50	18.0	18.0	137.0	137.0	8.56	0.68	3.94	60.19
HWFG	Harrington West Financial Group, Inc.	—	—	5.75	5.21	0.73	13.39	8.49	0.76	13.87	0.10	498.72	0.78	11.8	11.4	145.3	161.2	8.35	0.50	2.85	33.56
HBOS	Heritage Financial Group (MHC)	—	70.1%	17.89	17.67	0.56	2.98	1.21	0.56	2.99	0.22	496.67	1.49	NM	82.1	271.7	275.8	48.61	0.20	1.21	100.00
HFFC	HF Financial Corp.	—	—	5.91	5.43	0.49	8.23	6.54	0.24	4.07	0.43	132.25	0.74	15.3	31.6	118.4	129.4	7.00	0.42	2.41	36.17
HIFS	Hingham Institution for Savings	—	—	7.59	7.59	0.81	10.46	6.99	0.81	10.46	0.02	NM	0.66	14.3	14.3	143.4	143.4	10.89	0.80	2.29	40.98
HMNF	HMN Financial, Inc.	—	—	9.29	8.93	0.93	9.78	6.92	0.93	9.76	1.04	84.96	1.18	14.5	14.5	156.8	163.8	14.56	1.00	3.01	42.61
HOME	Home Federal Bancorp, Inc. (MHC)	—	59.2%	14.17	14.17	0.85	5.90	2.55	0.85	5.90	0.05	745.36	0.58	39.2	39.2	237.0	237.0	33.58	0.22	1.31	51.16
HFBC	HopFed Bancorp, Inc.	—	—	6.88	5.78	0.82	8.19	7.04	0.64	8.53	0.15	389.00	0.88	14.2	13.7	112.6	135.6	7.75	0.48	2.99	42.48
HCBK	Hudson City Bancorp, Inc.	—	—	14.87	14.48	0.99	5.73	3.72	0.99	5.73	0.08	103.36	0.15	26.9	26.9	147.5	152.3	21.94	0.30	2.15	43.27
IFSB	Independence Federal Savings Bank	—	—	8.14	8.14	-1.96	-22.69	-19.62	-1.96	-22.69	0.54	53.47	0.46	NM	NM	126.3	126.3	10.28	0.00	0.00	0.00
ISBC	Investors Bancorp, Inc. (MHC)	—	54.3%	16.26	16.26	0.25	1.53	NA	0.25	1.53	0.07	176.47	0.21	NM	NA	190.1	190.1	30.91	0.00	0.00	0.00

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of January 18, 2007

						Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
JXSB	Jacksonville Bancorp, Inc. (MHC)	—	52.3%	8.09	7.06	0.40	5.17	3.87	0.41	5.23	0.30	241.58	1.25	29.9	25.8	127.3	147.5	10.30	0.30	2.23	66.67
JFBI	Jefferson Bancshares, Inc.	—	—	22.46	22.46	0.58	2.40	2.35	0.62	2.59	0.08	791.14	0.80	42.5	39.5	112.8	112.8	25.29	0.24	1.88	88.33
KRNY	Kearny Financial Corp (MHC)	—	70.3%	24.05	20.81	0.37	1.52	0.66	0.34	1.39	NA	NA	0.75	NM	164.8	226.8	272.8	54.51	0.20	1.31	200.00
KFFB	Kentucky First Federal Bancorp (MHC)	—	55.5%	23.85	19.24	0.50	2.10	1.55	0.50	2.09	0.53	51.43	0.45	64.4	64.8	130.2	171.2	31.05	0.40	3.88	187.50
KFED	K-Fed Bancorp (MHC)	—	62.7%	12.31	11.80	0.70	5.59	2.04	0.70	5.59	NA	NA	0.44	49.1	49.1	290.4	304.7	35.76	0.40	2.09	87.18
KNBT	KNBT Bancorp, Inc.	—	—	11.95	7.72	0.75	6.26	4.94	0.68	5.68	0.22	257.95	1.04	20.3	22.4	123.5	198.7	14.75	0.32	1.95	38.27
LSBK	Lake Shore Bancorp, Inc. (MHC)	—	55.0%	15.62	15.62	0.56	5.06	NA	0.56	5.06	0.37	93.92	0.58	NA	NA	150.5	150.5	23.50	0.12	0.98	NA
LEGC	Legacy Bancorp, Inc.	—	—	18.57	18.26	-0.26	-1.45	NA	-0.33	-1.84	0.08	749.38	0.81	NA	NA	107.3	109.8	19.93	0.12	0.77	NA
LBCP	Liberty Bancorp, Inc.	—	—	17.03	17.03	0.56	5.48	2.94	0.56	5.48	1.08	68.74	1.06	34.0	34.0	102.5	102.5	17.46	0.10	0.95	53.00
LSBX	LSB Corporation	—	—	10.95	10.95	0.15	1.40	1.09	0.26	2.36	0.22	369.00	1.59	NM	54.2	132.1	132.1	14.47	0.56	3.39	311.11
LSBI	LSB Financial Corp.	—	—	9.39	9.39	0.88	9.80	7.92	0.88	9.78	2.52	27.83	0.80	12.6	12.6	117.9	117.9	11.07	0.68	2.69	32.78
MAFB	MAF Bancorp, Inc.	—	—	9.24	5.89	0.93	9.97	6.99	0.93	9.97	0.46	77.21	0.51	14.3	14.3	139.5	220.7	12.53	1.00	2.28	32.68
MGYR	Magyar Bancorp, Inc. (MHC)	—	54.0%	11.10	11.10	0.00	0.01	NA	0.02	0.19	1.70	52.59	1.11	NA	NA	167.1	167.1	18.55	0.00	0.00	NA
MASB	MASSBANK Corp.	—	—	12.52	12.41	0.82	6.91	5.03	0.77	6.52	0.00	NM	0.65	19.9	21.1	132.8	134.2	16.62	1.12	3.44	50.00
MFLR	Mayflower Co-operative Bank	—	—	7.97	7.95	0.46	5.99	4.17	0.54	7.00	0.01	NM	1.24	24.0	20.7	135.1	135.5	10.77	0.40	3.21	76.92
CASH	Meta Financial Group, Inc.	—	—	6.12	5.68	0.52	9.09	5.50	0.36	6.27	0.56	143.81	1.51	18.2	26.3	157.5	170.3	9.63	0.52	1.85	33.55
MFBC	MFB Corp.	—	—	7.85	7.18	0.42	5.69	4.63	0.42	5.68	1.66	87.59	1.91	21.8	21.7	114.3	126.2	8.97	0.66	1.98	27.88
MSBF	MSB Financial Corp. (MHC)	—	55.0%	7.12	7.12	NA	NA	NA	NA	NA	NA	NA	0.41	NA	NA	NA	NA	NA	0.00	0.00	NA
MFSF	MutualFirst Financial, Inc.	—	—	8.87	7.47	0.58	6.38	6.50	0.58	6.38	0.78	107.35	0.95	15.4	15.4	100.7	121.5	8.94	0.60	2.98	44.27
NASB	NASB Financial, Inc.	—	—	10.27	10.09	1.35	13.67	6.40	1.34	13.56	0.99	52.91	0.59	15.6	15.8	204.4	208.3	20.98	0.90	2.34	36.59
NVSL	Naugatuck Valley Financial Corp. (MHC)	—	55.8%	12.60	12.56	0.51	3.56	2.04	0.51	3.56	0.15	339.36	0.68	49.0	49.0	180.0	180.7	22.68	0.20	1.63	100.00
NTBK	NetBank, Inc.	—	—	7.55	6.24	-2.46	-30.59	-84.92	-2.28	-28.34	2.51	27.41	0.92	NM	NM	61.0	74.9	4.61	0.00	0.00	NM
NEBS	New England Bancshares, Inc.	—	—	21.03	20.52	0.44	2.22	1.60	0.43	2.17	0.12	541.67	0.97	62.4	63.7	122.4	128.3	25.74	0.12	0.92	57.14
NHTB	New Hampshire Thrift Bancshares, Inc.	—	—	7.23	5.53	0.85	12.08	8.04	0.85	12.08	0.13	476.01	0.80	12.4	12.4	139.4	185.9	10.09	0.52	3.22	39.62
NFSB	Newport Bancorp, Inc.	—	—	20.24	20.24	NA	NA	NA	NA	NA	0.00	NM	0.76	NA	NA	114.0	114.0	23.08	0.00	0.00	NA
FFFD	North Central Bancshares, Inc.	—	—	8.36	7.47	0.97	11.03	8.23	0.97	11.03	0.42	158.88	0.74	12.2	12.2	128.5	145.2	10.74	1.32	3.38	41.12
NECB	Northeast Community Bancorp, Inc. (MHC)	—	55.0%	33.27	33.27	NA	NA	NA	NA	NA	0.00	NM	0.60	NA	NA	184.4	184.4	54.70	0.00	0.00	NA
NWSB	Northwest Bancorp, Inc. (MHC)	—	60.9%	9.36	7.00	0.87	9.53	4.38	0.87	9.50	0.78	73.30	0.84	22.8	22.9	211.1	289.8	19.78	0.80	3.10	61.95
OSHC	Ocean Shore Holding Company (MHC)	—	55.2%	11.03	11.03	0.60	5.44	2.86	0.60	5.44	0.04	795.97	0.45	35.0	35.0	189.5	189.5	20.91	0.00	0.00	0.00
OCFC	OceanFirst Financial Corp.	—	—	6.61	6.55	0.93	14.07	7.30	0.93	14.01	0.19	281.12	0.58	13.7	13.8	196.3	197.9	12.97	0.80	3.67	50.31
ONFC	Oneida Financial Corp. (MHC)	—	55.4%	12.85	8.65	0.88	7.07	4.30	0.85	6.81	0.01	NM	0.84	23.2	24.1	158.9	247.2	20.42	0.48	4.13	94.00
OSBK	Osage Bancshares, Inc.	Yes	69.8%	11.31	11.31	0.58	4.67	1.71	0.58	4.67	NA	NA	0.49	58.5	58.5	269.6	269.6	30.49	0.38	3.83	216.76
PPBI	Pacific Premier Bancorp, Inc.	—	—	8.02	8.02	1.15	14.69	9.60	1.15	14.69	0.12	369.22	0.52	10.4	10.4	135.1	135.1	10.84	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc.	—	—	9.33	9.33	1.10	11.98	5.78	1.04	11.39	0.28	150.23	0.58	17.3	18.2	203.6	203.6	18.99	0.92	3.75	64.79
PFED	Park Bancorp, Inc.	—	—	12.98	12.98	-0.11	-0.87	-0.75	-0.11	-0.87	1.16	21.46	0.37	NM	NM	121.8	121.8	15.81	0.72	2.15	NM
PVSA	Parkvale Financial Corporation	—	—	6.51	4.93	0.73	11.23	8.07	0.73	11.16	0.38	213.85	1.22	12.4	12.5	133.1	178.7	8.66	0.80	2.73	33.78
PRTR	Partners Trust Financial Group, Inc.	—	—	13.06	8.75	0.66	4.87	4.93	0.69	5.10	0.15	642.52	1.53	20.3	19.4	102.1	212.8	13.33	0.28	2.47	50.00
PBHC	Pathfinder Bancorp, Inc. (MHC)	—	64.2%	7.17	5.88	0.22	3.22	2.06	0.23	3.28	0.82	88.45	0.83	48.5	47.3	151.1	186.9	10.83	0.41	3.13	151.85
PFSB	PennFed Financial Services, Inc.	Yes	—	5.33	5.33	0.52	9.32	4.48	0.51	9.20	0.09	268.47	0.34	22.3	22.8	200.3	200.3	10.67	0.28	1.44	32.18
PFDC	Peoples Bancorp	—	—	12.52	12.08	0.65	5.06	4.90	0.64	4.99	0.50	75.92	0.51	20.4	20.7	102.2	108.5	12.80	0.78	3.80	77.55
PBCT	People's Bank (MHC)	Yes	57.7%	12.73	11.86	1.11	9.22	1.89	1.22	10.14	0.22	323.14	0.81	52.8	48.0	466.7	506.0	59.43	1.00	2.25	115.48
PCBI	Peoples Community Bancorp, Inc.	—	—	8.60	5.88	-0.15	-1.83	-1.77	-0.07	-0.88	2.96	45.88	1.64	NM	NM	93.2	140.2	8.01	0.60	3.43	NM
PFSL	Pocahontas Bancorp, Inc.	Yes	—	7.17	5.48	0.30	4.24	3.10	0.28	3.91	0.29	140.63	0.68	32.3	35.1	135.9	180.9	9.74	0.32	2.06	66.67
PROV	Provident Financial Holdings, Inc.	—	—	8.16	8.16	1.31	15.55	10.46	0.98	11.35	0.26	244.89	0.78	9.8	13.1	145.2	145.2	11.85	0.72	2.47	20.66
PBNY	Provident New York Bancorp	—	—	14.26	8.70	0.75	5.15	3.37	0.75	5.15	0.18	398.61	1.38	29.7	29.7	153.2	286.3	21.85	0.20	1.38	40.82
PBIP	Prudential Bancorp, Inc. of Pennsylvania (N	—	57.3%	18.51	18.51	0.84	4.26	2.38	0.84	4.23	0.03	409.27	0.28	42.4	42.8	187.4	187.4	34.68	0.16	1.18	50.00
PSBH	PSB Holdings, Inc. (MHC)	—	54.8%	10.80	9.21	0.47	3.96	2.59	0.45	3.81	0.31	113.82	0.78	38.6	40.1	150.1	179.0	16.20	0.24	2.15	82.76
PULB	Pulaski Financial Corp.	—	—	7.88	7.44	1.14	14.98	6.51	0.95	12.41	1.02	79.31	0.92	15.4	18.5	203.5	219.1	16.04	0.34	2.19	33.17
PVFC	PVF Capital Corp.	—	—	7.72	7.72	0.57	7.47	6.33	0.57	7.47	NA	NA	0.62	15.8	15.8	115.6	115.6	8.92	0.30	2.80	44.18
RPFG	Rainier Pacific Financial Group, Inc.	—	—	9.63	9.61	0.31	3.25	2.42	0.31	3.24	0.02	NM	1.34	41.3	41.3	137.5	143.0	13.23	0.24	1.24	51.06

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of January 18, 2007

					Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
RIVR	River Valley Bancorp	—	—	7.12	7.11	0.53	7.50	6.08	0.54	7.63	NA	NA	0.95	14.9	16.2	120.8	121.0	8.61	0.80	4.51	65.97
RVSB	Riverview Bancorp, Inc.	—	—	11.34	8.49	1.44	11.68	6.10	1.43	11.58	0.20	484.92	1.18	16.4	16.5	189.9	263.4	21.54	0.40	2.54	39.58
RCKB	Rockville Financial, Inc. (MHC)	—	55.0%	12.84	12.86	0.73	5.25	NA	0.71	5.14	0.16	497.74	0.94	NA	NA	188.0	189.3	24.33	0.00	0.00	NA
ROMA	Roma Financial Corporation (MHC)	—	69.0%	26.71	26.66	NA	NA	NA	NA	NA	NA	NA	0.27	NA	NA	223.4	224.0	59.67	0.00	0.00	NA
ROME	Rome Bancorp, Inc.	—	—	27.21	27.21	1.09	3.70	2.97	1.07	3.65	0.38	173.33	0.74	33.7	34.1	135.0	135.0	36.74	0.30	2.41	81.08
SVBI	Severn Bancorp, Inc.	—	—	9.15	9.12	1.84	20.99	8.78	1.84	20.99	0.49	195.09	1.02	11.7	11.4	220.2	221.1	20.15	0.24	1.20	13.63
SIFI	SI Financial Group, Inc. (MHC)	—	58.7%	10.96	10.87	0.41	3.67	2.03	0.44	3.90	0.13	429.00	0.73	49.3	46.3	187.7	189.5	20.57	0.16	1.30	84.00
SSFC	South Street Financial Corp.	—	—	9.70	9.70	0.56	5.50	5.30	0.58	5.69	NA	NA	0.37	18.9	18.3	104.8	104.8	10.17	0.40	4.32	81.63
SUPR	Superior Bancorp	—	—	9.65	6.79	0.27	3.61	1.72	0.29	3.85	0.31	235.73	1.04	58.0	54.2	161.1	241.7	15.87	0.00	0.00	0.00
SYNF	Synergy Financial Group, Inc.	—	—	9.71	9.64	0.44	4.45	2.41	0.44	4.45	0.13	484.50	0.78	41.5	41.5	190.9	192.4	18.54	0.24	1.48	58.97
THRD	TF Financial Corporation	—	—	9.99	9.36	0.84	8.92	6.75	0.85	8.98	0.17	248.45	0.56	14.8	14.7	124.8	133.8	12.46	0.76	2.51	37.25
TONE	TierOne Corporation	—	—	10.30	8.91	1.22	12.49	7.69	1.24	12.60	0.99	97.17	1.08	13.0	12.9	160.2	188.0	16.50	0.28	0.92	11.54
TSBK	Timberland Bancorp, Inc.	—	—	13.75	12.67	1.47	10.59	5.95	1.47	10.59	0.02	NM	0.96	16.8	16.8	178.2	195.6	24.51	0.72	1.91	30.36
TRST	TrustCo Bank Corp NY	—	—	7.58	7.56	1.52	18.71	5.72	1.53	18.87	NA	NA	2.02	17.5	17.3	327.9	328.6	24.85	0.64	6.10	106.67
UCBA	United Community Bancorp (MHC)	—	55.0%	17.89	17.89	0.33	2.32	NA	0.38	2.69	0.42	144.30	0.83	NA	NA	164.9	164.9	29.49	0.28	2.28	NA
UCFC	United Community Financial Corp.	—	—	10.36	9.16	0.93	8.77	6.93	0.93	8.77	1.56	39.91	0.72	14.4	14.4	132.3	151.7	13.71	0.38	3.04	43.90
UBNK	United Financial Bancorp, Inc. (MHC)	—	53.6%	13.90	13.88	0.61	4.18	2.35	0.63	4.29	0.28	267.18	0.94	42.5	41.5	187.2	187.6	26.02	0.20	1.34	57.14
UWBK	United Western Bancorp, Inc.	—	—	4.98	4.98	0.09	1.71	0.93	NA	NA	0.95	43.71	0.80	NM	NA	141.3	141.3	7.03	0.00	0.00	0.00
VPFG	ViewPoint Financial Group (MHC)	—	55.0%	13.66	13.66	NA	NA	NA	NA	NA	0.21	205.89	0.69	NA	NA	209.4	209.4	28.61	0.00	0.00	NA
WFSL	Washington Federal, Inc.	—	—	13.98	13.45	1.60	11.37	7.12	1.60	11.37	0.08	344.78	0.34	14.0	14.0	153.6	160.6	21.48	0.82	3.65	50.94
WAUW	Wauwatosa Holdings, Inc. (MHC)	—	69.6%	14.12	14.12	0.32	2.23	0.90	0.35	2.46	1.33	31.54	0.52	NM	100.2	245.5	245.5	34.68	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares, Inc.	—	—	8.80	8.25	0.48	4.98	4.01	0.44	4.77	0.24	153.56	0.63	24.9	26.0	129.1	138.8	11.36	0.48	3.44	85.71
WFBC	Willow Financial Bancorp, Inc.	—	—	13.37	7.00	0.84	6.54	6.52	NA	NA	0.84	117.20	1.46	15.3	NA	99.9	205.0	13.38	0.48	3.44	52.75
WSFS	WSFS Financial Corporation	—	—	6.95	6.90	1.03	15.89	7.06	1.08	16.62	0.19	461.00	1.33	14.2	13.6	197.0	199.2	13.68	0.32	0.52	7.14
WVFC	WVS Financial Corp.	—	—	7.02	7.02	0.73	10.79	8.01	0.73	10.79	NA	NA	1.64	12.5	12.5	131.6	131.6	9.25	0.64	3.80	47.41

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
NYSE Exchange Companies																				
BXS	BancorpSouth, Inc.	—	8.70	7.38	1.19	14.06	6.73	1.14	13.45	0.31	263.88	1.24	14.9	15.6	198.5	237.3	17.27	0.80	3.09	45.40
BAC	Bank of America Corporation	—	9.22	4.62	1.37	15.95	8.11	1.26	14.70	0.31	197.47	1.27	12.3	13.4	180.5	381.0	16.55	2.24	4.20	49.07
BOH	Bank of Hawaii Corporation	—	6.59	6.27	1.71	25.04	6.43	1.71	25.02	0.08	NM	1.40	15.6	15.6	384.3	405.1	25.33	1.64	3.11	44.84
BK	Bank of New York Company, Inc.	—	11.21	5.14	2.82	29.14	9.60	1.37	14.18	NA	NA	0.76	10.4	21.4	266.7	622.2	29.90	0.88	2.15	22.14
BBT	BB&T Corporation	—	9.68	5.57	1.34	13.35	6.51	1.39	13.88	0.37	196.65	1.06	15.4	14.6	199.1	361.6	19.27	1.68	3.89	58.36
COF	Capital One Financial Corporation	—	17.57	13.66	2.67	15.61	9.89	2.70	15.78	0.58	336.74	2.89	10.1	10.0	138.4	186.5	24.32	0.11	0.14	1.42
CBC	Capitol Bancorp Ltd.	—	8.50	7.29	1.14	13.37	6.06	1.14	13.37	0.99	118.16	1.36	16.5	16.5	205.5	242.8	17.47	1.00	2.39	37.40
CPF	Central Pacific Financial Corp.	—	13.44	7.78	1.54	11.49	6.69	1.53	11.48	0.20	485.65	1.39	14.5	14.5	159.4	294.0	21.43	0.92	2.45	33.98
CHZ	Chittenden Corporation	—	10.43	7.10	1.33	12.80	6.15	1.33	12.80	0.37	262.17	1.32	16.3	16.3	201.3	306.9	21.00	0.80	2.69	42.62
C	Citigroup Inc.	—	6.75	4.64	1.47	20.54	6.53	0.94	13.22	0.41	126.66	1.37	11.7	16.2	228.7	341.9	15.32	1.96	3.60	42.24
CYN	City National Corporation	—	9.98	8.10	1.62	18.33	6.76	1.62	16.35	0.13	845.81	1.59	14.8	14.8	237.0	284.9	22.60	1.64	2.36	34.97
CNB	Colonial BancGroup, Inc.	—	9.03	6.26	1.20	13.34	6.92	1.17	13.09	0.11	727.57	1.03	14.5	14.7	184.6	274.6	16.67	0.75	3.02	50.44
CMA	Comerica Incorporated	—	8.88	8.64	1.58	17.25	9.23	1.34	14.67	0.42	200.41	1.04	10.8	12.7	181.9	187.4	16.16	2.36	3.97	42.99
CBH	Commerce Bancorp, Inc.	—	6.22	5.93	0.75	12.26	5.11	0.75	12.19	0.12	282.46	0.97	19.6	19.7	223.4	235.2	13.90	0.52	1.63	30.06
CBU	Community Bank System, Inc.	—	10.62	5.44	0.92	8.45	5.63	0.97	8.90	0.32	256.13	1.33	17.8	16.9	144.9	299.5	15.39	0.80	3.55	61.42
CFR	Cullen/Frost Bankers, Inc.	—	9.63	7.50	1.68	18.74	6.15	1.68	18.74	0.37	199.59	1.31	16.3	16.3	296.7	359.4	26.33	1.36	2.48	39.05
DRL	Doral Financial Corporation	—	7.47	7.41	-0.63	-7.47	-54.39	-0.34	-3.98	1.87	20.55	0.93	NM	NM	56.7	57.8	1.98	0.00	0.00	NM
FNB	F.N.B. Corporation	—	8.89	4.73	0.94	11.02	5.28	1.11	12.97	NA	NA	1.25	18.9	16.1	194.9	383.7	17.33	0.94	5.40	102.17
FBP	First BanCorp.	—	6.92	6.73	1.35	17.26	22.47	1.29	16.55	0.75	103.67	1.26	4.5	4.7	97.6	102.8	4.02	0.28	3.06	13.73
FCF	First Commonwealth Financial Corporation	—	9.34	6.61	0.88	9.90	5.65	0.90	10.16	0.51	135.42	1.10	17.7	17.2	172.1	250.9	16.07	0.68	5.12	90.67
FHN	First Horizon National Corporation	—	6.49	5.65	1.19	19.11	9.04	0.73	11.64	0.52	110.65	0.87	11.1	18.2	204.3	237.0	13.27	1.80	4.49	49.72
FRC	First Republic Bank	—	5.92	5.22	0.70	11.32	5.84	0.70	11.39	0.10	413.38	0.57	17.1	17.1	201.3	237.3	9.86	0.60	1.58	24.44
FMT	Fremont General Corporation	—	11.38	11.38	1.24	12.09	15.90	1.24	12.09	0.73	199.16	1.58	6.3	6.3	74.3	74.5	8.46	0.48	3.45	20.36
IFC	Irwin Financial Corporation	—	8.72	NA	0.05	0.62	0.57	0.54	6.73	0.87	135.64	1.34	NM	17.8	119.3	NA	10.41	0.44	2.10	366.67
IMP	ITLA Capital Corporation	—	6.58	6.49	0.86	12.68	8.54	0.86	12.68	1.11	129.29	1.70	11.7	11.7	130.4	132.3	8.58	0.60	1.12	13.16
JPM	JPMorgan Chase & Co.	—	8.57	5.09	1.10	13.04	8.39	0.94	11.19	NA	NA	1.51	11.9	13.9	144.0	251.7	12.33	1.36	2.82	33.66
KEY	KeyCorp	—	8.26	6.81	1.29	15.77	7.82	1.28	15.70	0.47	207.93	1.30	12.8	12.8	189.9	234.0	15.69	1.38	3.68	47.10
MTB	M&T Bank Corporation	—	11.01	5.79	1.50	13.89	6.19	1.51	13.92	NA	NA	1.51	16.2	16.1	209.1	416.8	23.02	2.40	2.02	30.53
MI	Marshall & Ilsley Corporation	—	10.94	NA	1.53	14.42	6.75	1.54	14.51	0.52	143.30	1.00	14.8	14.7	193.6	NA	21.18	1.08	2.30	33.12
MEL	Mellon Financial Corporation	Yes	11.27	4.73	2.25	20.73	4.97	2.34	21.53	NA	NA	0.94	20.1	19.4	387.4	NM	43.67	0.88	2.02	49.77
NCC	National City Corporation	—	9.34	6.99	1.32	14.77	6.45	1.25	13.92	1.11	60.61	0.83	11.8	12.6	166.2	228.0	15.52	1.56	4.38	51.16
ONB	Old National Bancorp	—	8.12	6.53	0.98	12.63	6.56	0.85	10.87	0.66	137.58	1.51	15.2	17.6	190.5	241.0	15.46	0.84	4.56	52.07
OFG	Oriental Financial Group Inc.	—	7.54	7.50	0.47	6.24	5.33	0.43	5.77	0.82	20.08	0.64	16.8	20.9	108.6	109.4	6.71	0.56	4.45	83.58
PNC	PNC Financial Services Group, Inc.	—	10.93	7.55	2.76	29.72	11.60	1.42	15.34	0.25	230.08	1.06	8.6	16.7	204.5	307.2	22.34	2.20	2.94	25.35
RGF	R & G Financial Corporation	—	8.39	7.89	1.78	20.08	40.09	1.81	20.47	1.27	40.08	0.94	2.5	2.4	55.8	61.1	3.59	0.00	5.35	0.00
RF	Regions Financial Corporation	—	12.70	7.08	1.45	11.64	7.28	1.49	11.95	0.45	199.19	1.27	13.7	13.4	153.4	292.7	19.48	1.44	3.87	64.94
SBP	Santander BanCorp	—	6.28	4.37	0.58	8.91	5.93	0.58	8.90	1.43	71.67	1.41	16.9	16.9	147.5	216.1	9.26	0.64	3.51	59.26
STT	State Street Corporation	—	6.74	5.13	1.02	16.13	4.53	1.00	15.84	0.00	450.00	0.20	22.1	22.5	329.0	439.4	22.17	0.84	1.17	24.69
STL	Sterling Bancorp	—	7.26	6.16	0.65	8.80	3.61	1.14	15.39	0.45	191.92	1.44	27.7	15.9	246.3	293.8	17.89	0.76	4.09	113.43
STI	SunTrust Banks, Inc.	—	10.15	6.42	1.19	12.36	6.99	1.18	12.26	0.51	116.21	0.82	14.3	14.4	168.3	282.2	16.68	2.44	2.92	41.71
SNV	Synovus Financial Corp.	—	11.63	9.55	2.07	18.31	6.03	2.07	18.30	0.49	200.83	1.27	16.6	16.6	276.9	345.1	32.19	0.78	2.48	41.05
TCB	TCF Financial Corporation	—	7.21	6.20	1.87	26.27	7.42	1.83	25.66	0.45	92.69	0.53	13.5	13.8	358.9	398.5	24.44	0.92	3.45	34.85
BNK	TD Banknorth Inc.	Yes	20.71	4.47	0.82	4.09	4.58	0.99	4.93	0.27	258.22	1.08	21.8	17.8	88.7	409.4	18.38	0.88	2.74	59.88
USB	U.S. Bancorp	—	9.87	5.65	2.23	22.94	7.34	2.22	22.90	0.43	216.03	1.38	13.6	13.7	310.9	578.3	28.78	1.60	4.50	53.26
UBH	U.S.B. Holding Co., Inc.	—	7.25	7.12	1.13	15.45	6.23	1.12	15.32	0.13	407.68	1.03	16.1	16.2	227.5	232.0	16.49	0.60	2.63	40.14
UB	UnionBanCal Corporation	—	8.95	8.09	1.70	18.41	9.54	1.46	15.87	0.10	629.16	0.92	10.5	12.1	181.0	202.1	16.20	1.88	3.13	31.76
VLY	Valley National Bancorp	—	7.68	NA	1.33	17.24	5.51	1.34	17.35	0.26	226.90	0.90	18.2	18.0	314.5	397.0	23.65	0.86	3.38	61.04
WHI	W Holding Company, Inc.	—	7.29	7.29	0.69	9.35	7.75	0.69	9.34	NA	NA	1.34	12.9	12.9	134.3	134.3	5.73	0.19	3.34	39.55
WB	Wachovia Corporation	—	9.14	4.91	1.34	14.87	7.97	1.25	13.81	0.26	207.46	1.00	12.5	13.5	175.2	341.0	16.01	2.24	3.95	47.35

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
WBS	Webster Financial Corporation	—	10.98	6.46	0.75	7.79	5.14	0.93	9.70	NA	NA	1.11	19.5	15.6	153.8	253.1	15.85	1.08	2.25	42.91
WFC	Wells Fargo & Company	—	9.52	NA	1.75	19.65	6.88	1.63	18.41	NA	NA	1.07	14.5	15.5	268.8	NA	25.39	1.12	3.09	43.37
WAL	Western Alliance Bancorporation	—	9.82	6.39	1.18	12.68	4.32	1.20	12.82	0.02	NM	1.13	23.1	22.9	230.1	367.3	22.60	0.00	0.00	0.00
WL	Wilmington Trust Corporation	—	9.95	7.10	1.39	13.76	4.88	1.38	13.70	0.42	210.52	1.20	20.8	20.7	271.2	391.9	26.98	1.26	2.99	60.73
AMEX Exchange Companies																				
BHB	Bar Harbor Bankshares	—	7.42	7.03	0.88	12.16	6.88	0.83	11.39	0.09	616.51	0.64	14.6	15.5	165.3	174.7	12.27	0.92	2.88	41.14
BNV	Beverly National Corporation	—	10.51	10.51	0.70	9.51	8.02	0.70	9.51	0.00	NM	0.96	16.6	16.6	137.6	137.6	14.47	0.80	3.39	56.34
BRB	Brunswick Bancorp	—	28.79	28.79	1.43	5.68	6.01	1.43	5.68	0.35	212.27	1.27	16.6	16.6	93.9	93.9	27.04	0.00	0.00	0.00
CAC	Camden National Corporation	—	5.87	5.58	1.22	17.72	6.68	1.27	18.42	0.49	170.52	1.16	15.0	14.4	281.4	297.1	16.53	0.96	2.20	30.82
SCB	Community Bankshares, Inc.	—	9.24	8.10	0.23	2.49	1.68	0.24	2.55	1.75	92.03	2.12	59.5	58.0	142.7	164.9	13.19	0.44	2.64	157.14
FWV	First West Virginia Bancorp, Inc.	—	9.48	8.87	0.88	9.25	7.75	0.87	9.14	0.78	111.77	1.81	12.9	13.1	120.5	129.7	11.42	0.76	3.85	49.67
IRW	IBT Bancorp, Inc.	—	8.62	8.62	1.22	14.04	6.61	1.15	13.21	0.20	313.37	0.98	15.1	16.1	204.9	204.9	17.67	1.00	4.59	69.44
MBR	Mercantile Bancorp, Inc.	—	8.00	7.50	0.82	10.20	7.38	0.78	9.38	0.45	166.60	1.00	13.8	14.7	132.1	141.8	10.57	0.32	1.45	19.87
MBP	Mid Penn Bancorp, Inc.	—	8.42	8.33	1.11	13.35	8.13	1.11	13.29	0.70	127.33	1.22	16.3	16.4	209.2	211.8	17.62	0.80	3.33	53.78
MSL	MidSouth Bancorp, Inc.	—	7.64	6.42	1.11	15.00	4.42	1.11	14.99	0.15	418.94	0.99	22.8	22.7	308.0	370.8	23.52	0.24	0.83	18.28
NBN	Northeast Bancorp	—	7.12	6.75	0.60	8.53	6.77	0.57	8.00	0.43	229.75	1.27	14.8	15.8	121.4	128.5	8.65	0.36	1.79	26.47
PRK	Park National Corporation	—	10.45	9.15	1.77	17.49	7.04	1.77	17.48	0.68	194.21	2.03	14.2	14.2	236.2	273.5	24.67	3.72	3.83	54.17
PGC	Peapack-Gladstone Financial Corporation	—	8.13	8.09	0.81	10.37	4.40	0.90	11.54	0.05	NM	0.77	22.7	20.4	225.0	226.2	18.30	0.60	2.13	46.77
PLE	Pinnacle Bancshares, Inc.	—	8.11	7.99	0.59	8.09	5.65	0.69	9.39	NA	NA	1.32	17.7	15.3	123.8	125.8	10.04	0.44	2.88	50.57
SAL	Salisbury Bancorp, Inc.	—	10.49	8.12	1.00	9.71	6.50	0.96	9.29	0.28	214.11	1.10	15.4	16.1	141.0	167.1	14.80	1.04	2.77	42.62
SSE	Southern Connecticut Bancorp, Inc.	—	18.92	18.92	-0.37	-1.67	-1.52	-0.37	-1.67	0.49	210.21	1.52	NM	NM	105.8	105.8	20.01	0.00	0.00	0.00
SGB	Southwest Georgia Financial Corporation	—	13.24	12.63	1.11	8.43	5.39	1.23	9.34	0.01	NM	1.91	18.5	16.7	151.0	159.4	19.99	0.52	2.72	50.49
SBK	Sun American Bancorp	—	19.21	17.75	0.79	4.08	2.12	0.79	4.08	0.15	611.41	1.07	47.3	47.3	157.6	173.3	30.27	0.00	0.00	0.00
TMP	Tompkins Trustco, Inc.	—	8.67	7.84	1.29	14.96	6.31	1.22	14.21	0.19	337.80	1.10	15.9	16.7	222.5	248.2	19.29	1.20	2.79	42.27
UNB	Union Bankshares, Inc.	—	11.37	11.37	1.76	15.61	6.67	1.74	15.63	0.71	125.67	1.05	15.8	15.2	231.6	231.6	26.33	1.12	5.15	78.26
GIW	Wilber Corporation	—	8.31	7.69	0.87	10.05	6.28	0.87	10.01	0.28	305.14	1.61	15.9	16.0	157.7	171.6	13.10	0.38	4.04	64.41
NASDAQ Listed Companies																				
FCCY	1st Constitution Bancorp	—	8.74	8.74	1.38	16.92	7.51	1.45	17.71	0.91	78.54	1.00	13.3	12.7	194.8	194.8	17.01	0.00	0.00	0.00
FIFG	1st Independence Financial Group, Inc.	—	11.78	NA	0.56	4.88	5.76	0.57	4.93	1.56	67.75	1.29	17.4	17.2	83.2	NA	9.80	0.32	1.92	33.33
SRCE	1st Source Corporation	—	10.04	9.54	1.16	11.47	6.05	1.13	11.10	0.41	401.57	2.20	16.5	17.1	180.1	190.4	18.08	0.56	1.93	29.65
AANB	Abigail Adams National Bancorp, Inc.	—	7.63	NA	0.89	11.17	6.91	0.89	11.17	0.20	593.02	1.58	14.5	14.5	156.2	NA	11.92	0.50	3.76	54.35
ANCX	Access National Corporation	—	9.44	NA	1.22	19.38	7.41	1.22	19.38	0.00	NM	1.14	13.5	13.5	178.3	NA	16.83	0.02	0.21	2.86
ALAB	Alabama National BanCorporation	—	10.28	7.18	1.19	11.90	6.14	1.20	12.02	0.13	703.20	1.25	16.3	16.1	177.3	262.6	18.22	1.50	2.23	36.41
ABVA	Alliance Bankshares Corporation	—	8.33	NA	0.83	10.12	5.19	0.84	10.28	0.00	NM	1.12	19.3	19.0	171.5	NA	14.28	0.00	0.00	0.00
ALNC	Alliance Financial Corporation	—	7.08	6.24	0.71	9.93	6.25	0.74	10.45	0.11	486.67	0.74	16.0	15.2	150.5	172.3	10.66	0.88	2.85	45.60
AMFI	AMCORE Financial, Inc.	—	7.46	7.35	0.79	10.62	5.43	0.86	11.47	0.59	126.39	1.02	18.4	17.1	188.1	191.0	14.02	0.74	2.35	43.27
AMBK	American Bank Incorporated	—	6.44	6.44	0.60	8.54	5.60	0.58	8.04	0.04	NM	1.15	17.9	21.2	143.6	143.6	9.24	0.20	2.49	64.44
ACBA	American Community Bancshares, Inc.	—	11.13	9.17	0.89	7.82	5.22	0.89	7.75	0.71	175.21	1.63	19.1	19.3	141.1	175.1	15.71	0.20	1.83	32.18
AMNB	American National Bankshares Inc.	—	11.97	9.05	1.56	13.57	8.29	1.58	13.66	0.75	137.70	1.48	12.1	12.0	149.6	204.4	17.91	0.88	3.82	45.55
AMRB	American River Bankshares	—	10.33	7.60	1.50	14.48	6.24	1.50	14.48	NA	NA	1.51	16.0	16.0	222.2	311.1	22.95	0.60	2.45	37.82
AWBC	AmericanWest Bancorporation	—	10.96	8.22	0.75	6.93	3.69	0.86	7.82	0.76	149.15	1.30	27.1	23.7	172.8	237.4	18.94	0.12	0.53	10.71
AMAB	AmericasBank Corp.	—	18.44	18.25	-0.71	-4.83	-4.75	-0.71	-4.83	0.65	147.03	1.11	NM	NM	105.7	107.2	17.38	0.00	0.00	0.00
ABCB	Ameris Bancorp	—	8.25	5.90	1.14	12.95	5.45	1.24	14.10	0.52	237.91	1.74	18.3	16.7	217.5	312.0	17.93	0.56	2.09	38.36
ASRV	AmeriServ Financial, Inc.	—	9.83	8.63	0.23	2.34	1.97	0.22	2.32	0.34	278.78	1.43	50.8	51.1	116.6	134.8	11.46	0.00	0.00	0.00
ATLO	Ames National Corporation	—	13.60	13.60	1.34	10.05	5.25	1.26	9.44	0.87	91.41	1.51	19.1	20.3	186.4	186.4	25.34	1.04	4.71	89.66
ANNB	Annapolis Bancorp, Inc.	—	6.97	6.97	1.01	14.53	8.11	0.97	14.00	0.26	232.45	0.92	12.3	12.8	162.9	162.9	11.36	0.00	0.00	0.00
APAB	Appalachian Bancshares, Inc.	—	8.74	8.46	0.95	9.81	6.02	0.95	9.81	0.39	247.91	1.21	16.6	16.6	148.3	153.6	12.96	0.00	0.00	0.00
AROW	Arrow Financial Corporation	—	7.84	6.80	1.14	14.85	6.98	1.13	14.77	0.11	765.21	1.24	14.3	14.4	204.0	237.9	15.98	0.98	4.16	58.32

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
ASBC	Associated Banc-Corp	--	10.85	6.77	1.53	14.34	7.17	1.50	14.01	0.68	142.80	1.32	14.4	14.5	196.0	330.7	21.10	1.16	3.39	47.90
ATBC	Atlantic BancGroup, Inc.	--	7.11	7.11	0.84	11.90	4.31	0.84	11.88	0.01	NM	0.90	23.2	23.3	257.3	257.3	18.29	0.00	0.00	0.00
AUBN	Auburn National Bancorporation, Inc.	--	7.39	7.39	1.08	15.10	6.12	1.08	15.09	0.00	NM	1.40	16.3	16.4	234.6	234.6	17.35	0.64	2.19	35.75
BANF	BancFirst Corporation	--	9.79	8.72	1.44	15.08	5.71	1.43	14.97	0.38	222.69	1.24	17.5	17.8	242.5	275.4	23.73	0.72	1.39	23.05
BARI	Bancorp Rhode Island, Inc.	--	7.31	6.60	0.51	7.05	3.50	0.59	8.12	0.05	NM	1.22	28.6	24.9	188.6	210.3	13.78	0.60	1.39	39.74
TBBK	Bancorp, Inc.	--	11.61	11.33	1.25	8.74	3.12	1.25	8.74	0.58	104.38	0.80	32.0	31.8	255.7	262.8	29.68	0.00	0.00	0.00
BTFG	BancTrust Financial Group, Inc.	--	10.57	7.38	1.14	10.98	5.71	1.14	11.00	0.58	192.50	1.48	17.5	17.5	184.6	273.9	19.52	0.52	2.27	39.69
TBHS	Bank Holdings	--	9.85	8.71	0.45	5.44	2.59	0.45	5.43	0.11	615.72	1.05	38.6	38.6	171.5	198.7	16.91	0.00	0.00	0.00
BOCH	Bank of Commerce Holdings	--	7.51	7.48	1.31	15.91	6.83	1.33	16.17	0.00	NM	1.16	14.8	14.4	228.6	229.6	17.17	0.28	2.48	38.98
BOFL	Bank of Florida Corporation	--	15.82	14.49	0.91	7.32	4.43	0.92	7.38	0.09	954.78	0.97	22.6	22.4	144.6	160.3	22.87	0.00	0.00	0.00
GRAN	Bank of Granite Corporation	--	12.38	11.56	1.56	12.57	6.26	1.56	12.53	1.29	101.69	1.73	16.0	16.0	192.9	208.4	23.88	0.52	2.91	43.21
BMRC	Bank of Marin	--	10.32	10.32	1.41	14.53	5.90	1.42	14.64	0.50	176.73	1.08	16.9	16.8	219.6	219.6	22.66	0.48	1.32	21.27
BOMK	Bank of McKenney	--	11.30	11.30	0.87	7.77	6.23	0.88	7.86	NA	NA	1.03	16.1	15.9	120.7	120.7	13.63	0.25	2.38	37.88
BKOR	Bank of Oak Ridge	--	8.04	8.04	0.79	9.16	6.19	0.79	9.16	0.17	482.72	1.07	16.2	16.2	135.5	135.5	10.89	0.00	0.00	0.00
BKSC	Bank of South Carolina Corporation	--	9.91	9.91	1.64	17.10	5.81	1.64	17.17	0.01	NM	0.78	17.2	17.2	282.6	282.6	27.99	0.56	3.32	65.31
BCAR	Bank of the Carolinas Corporation	--	8.56	8.43	0.87	9.89	5.97	0.59	6.65	0.87	100.90	1.12	16.8	24.9	152.8	155.3	13.08	0.20	1.36	22.73
OZRK	Bank of the Ozarks, Inc.	--	6.90	6.68	1.34	20.03	6.29	1.23	18.42	0.24	289.20	1.06	15.9	17.3	288.3	298.8	19.90	0.40	1.33	21.16
BOVA	Bank of Virginia	--	14.35	14.35	-0.17	-1.05	-0.78	-0.18	-1.07	0.00	NM	0.94	NM	NM	137.8	137.8	19.76	0.00	0.00	0.00
BANR	Banner Corporation	--	7.00	6.01	0.66	9.19	4.20	0.70	9.72	0.36	284.51	1.21	23.8	22.4	204.6	240.8	14.32	0.76	1.84	42.20
BAYN	Bay National Corporation	--	7.73	7.73	1.40	18.28	7.95	1.40	18.28	0.03	NM	1.43	12.6	12.6	203.5	203.5	15.74	0.00	0.00	0.00
BCBP	BCB Bancorp, Inc.	--	9.93	9.93	1.13	11.51	6.75	1.13	11.51	0.09	772.54	1.15	14.8	14.8	161.3	161.3	16.01	0.00	0.00	27.27
BFNB	Beach First National Bancshares, Inc.	--	8.86	8.86	1.31	13.84	5.78	1.22	12.92	0.63	183.59	1.40	17.3	18.5	217.7	217.7	19.28	0.00	0.00	0.00
BERK	Berkshire Bancorp Inc.	--	12.42	10.60	0.47	4.09	3.98	0.42	3.65	0.04	963.71	0.96	25.1	28.2	94.5	113.0	11.73	0.16	1.03	25.81
BHBC	Beverly Hills Bancorp Inc.	--	10.31	10.13	0.86	7.20	7.45	0.87	7.30	0.27	186.50	0.77	13.4	13.2	98.8	98.8	9.98	0.50	6.42	86.21
BNCN	BNC Bancorp	--	7.82	4.72	0.81	13.35	5.09	0.81	13.34	0.20	556.82	1.35	19.6	19.6	181.2	310.1	14.17	0.15	0.76	15.00
BNCC	BNCCORP, Inc.	--	8.13	3.84	0.50	6.87	7.70	0.52	7.19	0.02	NM	0.94	13.0	12.4	86.9	192.3	7.06	0.00	0.00	0.00
BORD	Boardwalk Bancorp, Inc.	--	8.66	8.66	0.74	8.55	4.85	0.74	8.55	0.07	NM	1.16	20.6	20.6	150.6	150.6	13.04	0.32	1.78	32.18
BSXT	BOE Financial Services of Virginia, Inc.	--	10.11	9.93	1.14	11.37	8.12	1.14	11.43	0.04	NM	1.25	12.3	12.3	132.4	134.8	13.38	0.78	2.52	30.68
BOKF	BOK Financial Corporation	--	9.76	8.37	1.28	13.48	6.00	1.29	13.56	0.26	238.86	1.05	18.7	16.6	209.0	247.4	20.39	0.60	1.15	17.57
BPFH	Boston Private Financial Holdings, Inc.	--	11.30	3.48	1.00	9.21	5.21	1.00	9.21	0.24	322.33	1.02	19.2	20.3	158.6	560.3	17.92	0.36	1.19	29.29
BBNK	Bridge Capital Holdings	--	7.16	7.16	1.44	19.32	5.63	1.44	19.32	0.39	261.59	1.39	17.8	17.8	288.3	288.3	20.65	0.00	0.00	0.00
BKBK	Britton & Koontz Capital Corporation	--	8.74	8.54	0.88	10.67	8.38	0.90	10.87	0.95	66.18	0.95	12.0	11.8	123.2	128.2	10.76	0.72	3.76	45.00
BMTC	Bryn Mawr Bank Corporation	--	10.76	10.76	1.73	15.65	5.75	1.73	15.65	0.21	492.63	1.19	17.4	17.4	251.4	251.4	27.05	0.48	1.94	32.39
CFFI	C&F Financial Corporation	--	9.38	7.97	1.78	19.59	8.95	1.76	19.41	0.59	332.05	2.40	11.2	11.3	195.9	233.5	18.34	1.24	3.00	31.35
CADE	Cadence Financial Corporation	--	10.83	7.67	0.84	9.48	6.66	0.95	10.63	0.50	123.46	0.98	15.0	13.6	133.5	195.3	14.46	1.00	4.68	69.93
CAFI	Camco Financial Corporation	--	8.58	7.99	0.68	7.81	7.44	0.66	7.76	1.69	35.41	0.84	13.4	13.5	102.8	111.0	8.82	0.60	4.80	64.52
CAPE	Cape Fear Bank Corporation	--	6.25	6.25	0.60	8.93	5.33	0.61	9.01	0.22	455.56	1.31	18.8	18.6	152.7	152.7	9.54	0.00	0.00	0.00
CBKN	Capital Bank Corporation	--	11.49	7.07	0.88	7.69	6.06	0.88	7.63	0.48	205.99	1.38	16.5	16.6	122.8	209.7	14.12	0.24	1.40	23.08
CCBG	Capital City Bank Group, Inc.	--	12.47	8.69	1.23	10.19	5.24	1.23	10.19	0.28	243.10	0.86	19.1	19.1	189.9	284.2	23.68	0.70	2.15	38.74
CCOW	Capital Corp of the West	--	7.42	7.38	1.33	17.92	6.81	1.30	17.51	0.18	436.07	1.17	14.7	15.0	233.2	235.5	17.31	0.32	1.04	13.81
CAPX	Capital Crossing Bank	Yes	7.40	7.02	1.19	16.35	6.64	1.31	17.98	5.03	24.86	1.58	15.1	13.6	190.2	201.4	14.08	0.00	0.00	0.00
CAPB	CapitalSouth Bancorp	--	8.79	8.54	0.63	7.23	5.02	0.47	5.42	0.55	165.34	1.14	19.9	26.2	139.0	143.5	12.22	0.24	1.27	18.95
CFNL	Cardinal Financial Corporation	--	9.86	8.82	0.58	5.49	3.37	0.57	5.46	0.02	NM	0.86	29.7	29.8	156.6	172.5	15.43	0.04	0.41	12.12
CSNC	Cardinal State Bank	--	10.71	10.71	0.54	4.85	3.34	0.54	4.85	0.62	163.77	1.24	29.9	29.9	140.1	140.1	15.01	0.00	0.00	0.00
CLBH	Carolina Bank Holdings, Inc.	--	6.26	6.26	0.75	12.02	6.12	0.75	12.02	0.71	128.39	1.25	16.3	16.3	178.6	178.6	11.20	0.00	0.00	0.00
CNCP	Carolina National Corporation	--	15.37	15.37	1.01	6.67	4.00	1.01	6.67	0.33	345.79	1.26	25.0	25.0	153.8	153.8	23.65	0.00	0.00	0.00
CART	Carolina Trust Bank	--	13.21	13.02	1.88	12.80	5.87	1.68	12.80	NA	NA	1.39	17.1	17.1	198.0	201.2	26.14	0.00	0.00	0.00
CRRB	Carrollton Bancorp	--	9.71	9.59	0.62	6.30	4.37	0.25	2.50	0.62	150.21	1.23	22.9	59.1	143.2	145.1	13.90	0.48	2.76	59.21
CACB	Cascade Bancorp	--	11.61	NA	1.88	17.48	4.88	1.84	17.29	NA	NA	1.42	20.6	20.6	298.8	539.1	34.68	0.36	1.31	22.84
CASB	Cascade Financial Corporation	--	8.55	6.71	1.06	12.47	6.31	1.06	12.44	0.01	NM	1.11	15.8	15.9	183.8	239.3	15.72	0.32	1.87	26.43

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of January 18, 2007

				Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
CASS	Cass Information Systems, Inc.	—	9.47	8.58	1.69	17.91	4.81	1.85	19.64	0.11	621.49	1.14	20.8	19.1	320.0	357.0	30.32	0.48	1.42	20.45
CATY	Cathay General Bancorp	—	11.83	7.60	1.66	13.86	6.63	1.68	13.89	0.49	172.07	1.17	15.1	15.0	191.1	311.7	22.60	0.36	1.08	16.22
CCFH	CCF Holding Company	—	6.62	6.62	1.27	19.54	6.62	1.24	19.01	0.48	189.78	1.15	14.3	15.5	265.3	265.3	17.57	0.32	1.57	18.30
CBHI	Centennial Bank Holdings, Inc.	—	20.62	6.50	0.83	4.05	4.61	0.84	4.09	1.12	80.43	1.31	21.7	21.5	87.4	326.4	18.01	0.00	0.00	0.00
CNBC	Center Bancorp, Inc.	—	9.38	7.83	0.33	3.64	1.66	0.53	5.91	0.06	742.51	0.91	60.2	36.9	214.0	260.7	20.07	0.36	2.30	138.46
CLFC	Center Financial Corporation	—	7.56	7.48	1.60	22.12	6.93	1.53	21.07	0.15	615.64	1.12	14.4	15.1	283.9	287.3	21.47	0.16	0.70	10.06
CSFL	CenterState Banks of Florida, Inc.	—	11.20	10.05	0.87	7.73	3.67	0.87	7.73	0.12	619.60	1.16	27.3	27.3	192.8	217.7	21.61	0.14	0.70	19.18
CJBK	Central Jersey Bancorp	—	12.45	7.14	0.51	4.13	3.65	0.51	4.13	0.10	705.69	1.15	27.4	27.4	105.4	194.8	13.12	0.00	0.00	0.00
CVCY	Central Valley Community Bancorp	—	9.95	8.12	1.47	15.16	7.38	NA	NA	0.00	NM	1.18	13.8	NA	175.9	220.1	17.51	0.00	0.00	0.00
CVBK	Central Virginia Bankshares, Inc.	—	8.60	8.57	1.32	15.20	8.38	1.16	13.33	0.32	215.34	1.37	11.9	13.6	174.5	175.2	15.02	0.72	2.78	31.95
TRUE	Centrue Financial Corporation New	—	10.37	9.49	0.74	7.42	6.48	NA	NA	NA	NA	1.50	15.4	NA	107.3	118.6	11.06	0.48	2.51	29.03
CNBKA	Century Bancorp, Inc.	—	6.50	6.22	0.28	4.45	3.13	0.26	4.08	0.06	NM	1.32	31.9	34.8	139.0	145.5	9.03	0.48	1.79	57.14
CHFC	Chemical Financial Corporation	—	13.25	11.45	1.28	9.59	6.41	1.30	9.77	1.11	82.82	1.24	15.6	15.3	146.0	172.5	19.35	1.14	3.81	57.81
CZNC	Citizens & Northern Corporation	—	11.52	11.27	1.06	9.18	6.41	0.75	6.50	NA	NA	1.19	15.6	22.0	142.4	145.9	16.41	0.96	4.30	66.64
CZFC	Citizens First Corporation	—	10.79	10.19	1.20	11.53	9.94	1.18	11.38	0.32	306.02	1.19	10.1	13.1	106.4	117.7	7.68	0.00	0.00	0.00
CIZN	Citizens Holding Company	—	11.30	10.57	1.35	12.63	7.65	1.35	12.63	1.21	53.62	1.05	13.1	13.1	157.3	169.5	17.78	0.72	3.38	42.33
CRBC	Citizens Republic Bancorp	—	8.70	7.95	1.06	12.48	7.43	1.14	13.45	0.52	282.51	1.96	13.5	12.5	162.6	179.5	14.15	1.16	4.54	60.79
CTBK	City Bank	—	19.59	19.59	3.94	18.95	6.79	3.91	18.81	0.12	856.00	1.12	14.7	14.8	258.5	258.5	50.64	0.60	1.82	69.20
CHCO	City Holding Company	—	11.80	9.69	2.12	18.10	7.81	2.08	17.74	0.17	359.45	0.92	12.8	13.1	223.9	279.1	26.43	1.12	2.94	37.71
CVBG	Civitas BankGroup, Inc.	—	6.08	6.08	0.85	13.72	5.32	0.54	8.63	0.27	254.21	1.00	18.8	29.9	238.7	238.7	14.52	0.08	1.01	14.29
CCNE	CNB Financial Corporation	—	9.28	7.93	1.25	13.63	7.40	1.20	13.07	0.29	271.43	1.12	13.5	14.1	178.6	212.0	16.57	0.60	4.19	53.77
CFHI	Coast Financial Holdings, Inc.	—	10.58	10.58	-0.40	-3.24	-2.24	-0.40	-3.24	0.15	380.51	0.70	NM	NM	146.2	146.2	15.47	0.00	0.00	0.00
COBZ	CoBiz Inc.	—	7.30	5.46	1.16	16.31	4.78	1.16	16.38	0.03	NM	1.17	20.9	20.8	304.2	415.5	22.22	0.24	1.15	22.00
CVLY	Codorus Valley Bancorp, Inc.	—	8.03	7.95	1.06	13.06	7.38	1.06	12.98	1.05	54.05	0.74	13.6	13.7	164.9	166.7	13.24	0.54	2.72	34.61
CBAN	Colony Bankcorp, Inc.	—	6.27	6.04	0.87	14.06	7.01	0.87	14.08	0.67	155.46	1.31	14.3	14.3	187.6	195.2	11.76	0.34	1.75	23.90
CBBO	Columbia Bancorp	—	8.90	8.21	1.77	18.48	6.17	1.76	18.41	0.50	201.34	1.27	16.2	16.3	274.9	300.3	24.47	0.40	1.68	26.17
COLB	Columbia Banking System, Inc.	—	9.80	8.61	1.34	13.98	5.94	1.34	14.01	0.20	426.63	1.26	16.6	16.6	222.1	256.4	21.77	0.60	1.76	28.22
CCBP	Comm Bancorp, Inc.	—	9.70	9.64	1.12	11.92	7.71	1.12	11.92	0.61	133.36	1.04	13.0	13.0	148.0	148.9	14.35	1.00	2.35	30.49
CBSH	Commerce Bancshares, Inc.	—	9.47	NA	1.54	15.96	6.38	1.49	15.41	0.25	341.28	1.32	15.7	16.3	241.1	255.7	22.23	0.93	1.93	30.20
CMFB	CommerceFirst Bancorp, Inc.	—	16.07	16.07	1.20	7.10	5.04	1.20	7.10	0.78	205.59	1.98	19.9	19.9	130.8	130.8	21.03	0.00	0.00	0.00
CLBK	Commercial Bankshares, Inc.	—	8.71	8.69	1.20	14.78	5.29	1.17	14.45	0.00	NM	0.98	18.9	19.3	254.0	254.8	22.14	0.84	2.22	40.50
CNAF	Commercial National Financial Corporation	—	10.77	10.62	0.91	7.42	4.74	0.91	7.38	1.29	38.89	0.75	21.1	21.2	160.6	163.1	17.30	0.80	4.12	86.96
CWBS	Commonwealth Bankshares, Inc.	—	10.55	10.52	1.55	14.41	6.77	1.55	14.41	0.57	189.88	1.16	14.8	14.9	179.2	179.8	18.92	0.24	0.99	12.77
CBON	Community Bancorp	—	10.54	7.80	1.40	11.89	5.98	1.40	11.89	0.10	957.08	1.23	16.7	16.7	185.2	257.8	19.52	0.00	0.00	0.00
CBIN	Community Bank Shares of Indiana, Inc.	—	7.69	5.73	0.55	8.16	6.17	0.55	8.14	0.70	97.55	0.91	16.2	16.3	137.8	188.6	10.60	0.64	2.90	47.06
CMTY	Community Banks, Inc.	—	13.90	NA	1.21	8.63	6.98	1.19	8.53	0.32	208.01	1.00	14.3	14.5	119.2	253.7	16.57	0.80	3.25	45.96
ALBY	Community Capital Bancshares, Inc.	—	8.47	7.73	0.36	4.46	2.92	0.38	4.64	0.18	607.23	1.48	34.2	32.9	138.6	153.0	11.73	0.08	0.63	21.62
CPBK	Community Capital Corporation	—	8.38	6.95	1.03	11.53	8.26	0.92	10.27	0.58	153.80	1.12	12.1	13.6	138.0	166.5	11.40	0.60	2.90	35.09
CCBD	Community Central Bank Corporation	—	7.06	6.81	0.56	7.52	6.12	0.55	7.45	0.64	111.75	0.99	16.4	16.5	118.1	123.3	8.37	0.24	2.13	34.38
CNLA	Community National Bank of the Lakeway /	—	14.48	14.48	-0.08	-1.10	-0.85	-0.05	-0.76	0.41	171.79	1.05	NM	NM	151.4	151.4	21.90	0.00	0.00	0.00
CPBC	Community Partners Bancorp	—	13.32	8.53	0.83	7.18	5.86	0.83	7.18	0.00	NM	1.11	17.1	17.1	96.0	158.2	12.79	0.00	0.00	0.00
CSHB	Community Shores Bank Corporation	—	6.66	6.66	0.52	7.94	6.39	0.52	7.94	0.64	167.90	1.24	15.7	15.7	117.2	117.2	7.80	0.00	0.00	0.00
CTBI	Community Trust Bancorp, Inc.	—	9.51	7.40	1.33	14.51	6.63	1.33	14.51	0.63	146.83	1.27	15.1	15.1	208.4	271.4	19.62	1.08	2.81	41.18
CVLL	Community Valley Bancorp	—	8.62	8.62	1.46	17.15	6.88	1.46	17.15	0.12	815.81	1.15	14.5	14.5	226.9	226.9	19.56	0.32	2.25	26.53
CWBC	Community West Bancshares	—	9.15	9.15	1.19	12.50	5.63	1.19	12.50	NA	NA	0.90	17.8	17.8	203.3	203.3	18.61	0.24	1.50	25.56
CBSS	Compass Bancshares, Inc.	—	8.09	8.06	1.39	18.09	5.69	1.43	18.72	0.25	349.98	1.19	17.6	17.0	285.2	389.3	23.08	1.56	2.58	45.35
CTBC	Connecticut Bank & Trust Company	—	18.35	18.31	-3.13	-13.50	-11.88	-3.13	-13.50	0.00	NM	1.34	NM	NM	120.8	121.1	22.18	0.00	0.00	0.00
COOP	Cooperative Bankshares, Inc.	—	6.64	6.48	0.90	13.43	5.92	0.88	13.14	0.16	502.90	1.05	16.9	17.3	206.4	212.1	13.71	0.20	1.13	17.46
CORS	Corus Bankshares, Inc.	—	8.40	8.36	1.99	24.95	15.00	1.95	24.43	1.15	39.27	1.09	6.7	6.8	145.7	146.5	12.23	1.00	4.57	27.44
CWLZ	Cowlitz Bancorporation	—	10.94	10.57	1.12	9.65	5.19	1.20	10.38	0.20	565.47	1.51	19.3	17.9	163.9	170.4	17.93	0.00	0.00	0.00

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ To. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
CSNT	Crescent Banking Company	—	7.89	7.42	0.89	11.33	5.20	0.89	11.33	0.51	198.87	1.15	19.2	19.2	200.5	214.4	15.82	0.64	1.37	21.19
CRFN	Crescent Financial Corporation	—	11.88	NA	0.93	9.50	5.02	0.93	9.50	0.05	NM	1.25	19.9	19.9	139.6	NA	16.58	0.00	0.00	0.00
CVBF	CVB Financial Corp.	—	6.41	5.74	1.31	20.65	6.99	1.32	20.78	0.00	NM	0.92	14.3	14.2	273.4	307.3	17.52	0.37	3.01	38.97
DEAR	Dearborn Bancorp, Inc.	—	16.94	16.20	1.02	8.20	6.63	NA	NA	NA	NA	1.03	15.1	NA	113.9	120.2	19.30	0.00	0.00	0.00
DCBK	Desert Community Bank	—	9.67	9.67	1.34	14.60	7.21	1.30	14.18	0.38	200.99	1.14	13.9	14.3	186.8	186.8	18.06	0.16	0.94	9.76
EGBN	Eagle Bancorp, Inc	—	9.43	9.43	1.13	11.63	4.76	1.12	11.52	NA	NA	1.17	21.0	21.2	221.2	221.2	20.85	0.24	1.41	28.11
EPEN	East Penn Financial Corporation	—	5.64	5.64	0.83	14.11	7.02	0.80	13.58	0.24	310.76	1.02	14.3	14.8	198.2	198.2	11.19	0.22	2.91	41.51
EWBC	East West Bancorp, Inc.	—	9.08	6.78	1.48	16.15	6.23	1.45	15.89	0.12	585.77	0.94	16.1	16.3	226.3	310.6	20.54	0.20	0.55	8.85
EVBS	Eastern Virginia Bankshares, Inc.	—	8.02	7.25	0.91	11.39	5.42	0.91	11.35	0.31	268.86	1.06	15.6	15.6	171.2	191.3	13.74	0.64	2.81	43.15
ECBE	ECB Bancorp, Inc.	—	10.30	10.30	0.97	11.37	6.81	0.93	10.84	0.08	963.89	1.15	14.7	15.6	151.8	151.8	15.64	0.68	2.11	30.91
EBTC	Enterprise Bancorp, Inc.	—	7.61	7.02	0.97	12.98	7.60	0.97	12.99	0.22	604.04	1.70	13.2	13.1	158.6	173.0	12.08	0.32	2.10	25.00
EFSC	Enterprise Financial Services Corp	—	8.50	6.26	1.06	13.59	4.22	1.10	14.17	0.49	240.74	1.40	23.7	22.7	264.9	368.2	22.51	0.18	0.61	14.40
EPIK	Epic Bancorp	—	5.86	5.86	0.79	13.54	6.97	0.80	13.54	0.00	NM	1.10	14.4	14.4	179.9	179.9	10.55	0.16	1.10	15.84
EUBK	EuroBancshares, Inc.	—	6.81	6.81	0.40	5.86	5.03	0.41	5.89	2.64	27.92	1.08	19.9	19.8	103.7	103.7	6.64	0.00	0.00	0.00
EVBN	Evans Bancorp, Inc.	—	8.32	5.85	1.05	13.18	8.95	1.03	12.97	0.15	513.25	1.32	11.2	11.4	140.6	205.2	11.69	0.68	3.40	37.99
EXJF	Exchange National Bancshares, Inc.	—	8.97	5.31	0.98	11.28	7.90	0.98	11.31	0.71	115.64	1.14	12.7	12.6	138.4	239.4	12.23	0.84	2.49	31.58
FFKT	Farmers Capital Bank Corporation	—	9.29	7.46	1.00	10.85	6.92	0.95	10.34	0.52	117.07	0.99	14.4	15.1	150.1	190.8	13.94	1.32	4.06	63.56
FBSS	Fauquier Bankshares, Inc.	—	7.76	7.76	1.21	15.90	6.51	1.19	15.60	0.35	259.07	1.08	15.4	15.7	226.8	226.8	17.60	0.76	3.04	45.71
LION	Fidelity Southern Corporation	—	5.87	5.87	0.72	11.79	6.09	0.72	11.79	0.33	262.30	1.03	16.4	16.4	183.6	183.6	10.77	0.32	1.76	28.83
FITB	Fifth Third Bancorp	—	9.96	7.79	1.13	12.11	5.34	1.34	14.39	0.66	115.94	1.02	18.7	15.8	221.4	289.7	22.02	1.60	4.01	74.18
FISI	Financial Institutions, Inc.	—	8.32	7.51	0.87	9.94	5.87	0.87	9.93	0.74	123.17	1.88	17.0	17.0	163.4	213.1	13.88	0.36	1.52	24.48
FBNC	First Bancorp	—	7.85	5.50	1.16	13.48	6.88	1.22	14.17	0.34	264.54	1.09	14.5	13.8	191.2	280.2	15.00	0.76	3.49	49.33
FBMS	First Bancshares, Inc.	—	5.72	NA	1.03	16.84	4.27	0.98	16.04	0.50	161.68	1.15	23.4	24.5	333.8	NA	19.08	0.16	0.55	12.90
BUSE	First Busey Corporation	—	7.43	5.14	1.23	16.43	5.57	1.18	15.85	0.30	329.68	1.24	18.0	18.6	282.9	419.7	21.01	0.72	3.04	53.79
FBIZ	First Business Financial Services, Inc.	—	6.18	5.81	0.58	9.17	7.30	0.58	9.17	0.19	545.05	1.24	13.7	13.7	120.3	128.5	7.44	0.24	1.12	15.29
FCTR	First Charter Corporation	—	8.04	7.58	0.64	8.24	3.74	1.08	13.93	0.29	235.75	0.98	26.8	15.8	208.3	222.3	16.75	0.78	3.31	88.07
FCZA	First Citizens Banc Corp.	—	10.57	6.85	0.88	8.07	5.99	0.87	7.95	NA	NA	1.60	16.7	17.0	137.7	221.1	14.55	1.16	5.89	95.76
FCNCA	First Citizens BancShares, Inc.	—	8.14	7.48	0.81	10.04	5.64	0.81	10.05	0.20	410.99	1.30	17.7	17.7	169.0	185.2	13.75	1.10	0.53	9.47
FCBP	First Community Bancorp	—	19.44	7.66	1.75	10.07	6.27	1.78	10.23	0.45	210.18	1.24	15.9	15.7	144.3	419.7	28.05	1.28	2.48	37.35
FCBC	First Community Bancshares, Inc.	—	10.25	7.45	1.45	14.39	7.00	1.28	12.71	0.23	318.85	1.15	14.3	16.2	197.3	280.1	20.23	1.04	2.86	40.94
FCCO	First Community Corporation	—	11.53	6.27	0.68	6.12	6.57	0.69	6.20	0.09	688.44	1.17	15.2	15.0	86.5	168.7	9.98	0.24	1.43	26.36
FFBC	First Financial Bancorp.	—	9.06	8.22	0.66	7.48	3.64	0.64	7.25	0.69	138.99	1.27	27.5	28.7	214.0	237.8	19.38	0.64	3.95	108.47
FFIN	First Financial Bankshares, Inc.	—	10.81	8.55	1.67	16.11	5.38	1.68	16.16	0.17	354.72	1.23	18.6	18.5	284.1	368.5	30.71	1.20	2.99	54.63
THFF	First Financial Corporation	—	12.96	12.56	1.06	8.41	5.57	1.06	8.41	0.88	84.34	1.14	17.9	18.0	146.6	151.8	18.99	0.88	2.80	49.71
FFKY	First Financial Service Corporation	—	8.75	7.78	1.29	14.95	7.32	1.28	14.88	0.78	120.98	1.10	13.7	13.7	194.0	220.4	16.97	0.76	2.45	31.20
FINB	First Indiana Corporation	—	6.42	6.98	1.61	18.44	8.25	1.21	13.85	0.81	232.52	1.80	12.1	16.1	216.3	265.1	18.22	0.84	3.57	52.06
FMFC	First M&F Corporation	—	8.11	5.72	0.94	11.05	7.68	0.96	11.32	0.50	210.10	1.47	13.0	12.7	137.7	200.3	11.17	0.52	2.74	35.62
FMAR	First Mariner Bancorp	—	5.78	5.78	0.62	11.41	6.92	0.62	11.39	0.98	88.27	1.24	14.4	14.5	146.0	146.0	8.44	0.00	0.00	0.00
FRME	First Merchants Corporation	—	9.28	5.57	0.92	9.48	6.36	0.92	9.54	0.86	118.96	1.02	15.7	15.6	145.8	253.1	13.53	0.92	3.59	56.44
FMBI	First Midwest Bancorp, Inc.	—	8.68	5.44	1.37	16.95	5.93	1.43	17.76	0.38	189.90	1.23	16.9	16.1	252.0	415.9	21.86	1.18	3.14	50.22
FNSC	First National Bancshares, Inc.	—	5.80	5.80	1.05	16.81	5.27	1.04	16.73	NA	NA	1.00	19.0	19.1	237.3	237.3	13.76	0.00	0.00	0.00
FNLC	First National Lincoln Corporation	—	9.74	7.19	1.20	12.13	7.80	1.20	12.13	0.54	104.22	0.75	12.8	12.8	150.1	202.8	14.62	0.84	3.90	47.66
FLIC	First of Long Island Corporation	—	9.69	9.67	1.18	12.41	6.74	1.23	12.98	0.01	NM	0.84	14.8	14.2	173.1	173.5	16.77	1.10	2.52	34.01
FRGB	First Regional Bancorp	—	6.69	6.67	1.94	31.17	8.62	1.93	31.08	0.00	NM	1.09	11.6	11.6	287.6	288.4	19.24	0.00	0.00	0.00
FSGI	First Security Group, Inc.	—	12.75	10.19	0.98	7.52	4.98	1.02	7.81	0.55	160.99	1.19	20.1	19.3	148.5	191.1	18.93	0.20	1.69	21.19
FSBK	First South Bancorp, Inc.	—	8.32	7.87	1.95	23.95	5.51	1.93	23.81	0.47	232.89	1.30	18.1	18.3	393.1	417.5	32.70	0.68	2.22	40.04
FSNM	First State Bancorporation	—	8.48	5.83	0.95	11.37	5.55	0.99	11.90	0.71	120.03	1.14	18.0	17.3	187.0	279.6	15.86	0.32	1.34	24.06
FSTF	First State Financial Corporation	—	10.85	10.85	1.30	11.15	5.27	1.30	11.15	0.21	456.48	1.11	19.0	19.0	204.0	204.0	22.12	0.32	1.94	33.33
FUNC	First United Corporation	—	7.47	6.47	1.02	14.26	9.76	1.02	14.25	0.36	132.26	0.66	10.2	10.2	138.4	161.6	10.34	0.78	3.50	35.09
FBMI	Firstbank Corporation	—	8.88	6.88	1.03	11.56	7.59	1.01	11.37	0.72	137.55	1.17	13.2	13.4	147.8	195.2	13.13	0.86	3.94	51.66

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
FMER	FirstMerit Corporation	—	8.84	7.55	1.15	12.94	6.32	1.15	12.99	0.68	101.12	1.27	15.8	15.8	203.4	241.4	17.98	1.16	5.06	78.62
FNBP	FNB Corporation	—	11.31	8.41	1.23	11.25	6.43	1.23	11.24	0.43	222.43	1.23	15.5	15.6	165.3	229.6	18.69	0.84	2.19	33.20
FNBF	FNB Financial Services Corporation	—	7.22	7.14	0.15	2.10	1.24	0.15	2.10	1.64	93.96	2.17	NM	80.8	140.6	142.3	10.15	0.52	3.58	272.22
FNBN	FNB United Corp.	—	11.38	5.02	0.83	7.83	8.34	0.94	8.67	1.01	89.71	1.26	12.0	11.0	95.6	232.4	10.88	0.60	3.43	42.47
FPBI	FPB Bancorp, Inc.	—	13.56	13.56	0.44	2.95	1.57	0.44	2.95	0.18	615.52	1.41	63.8	63.8	162.7	162.7	22.07	0.00	0.37	0.00
FTBK	Frontier Financial Corporation	—	12.14	10.99	2.26	19.32	5.40	2.21	18.84	0.24	524.84	1.41	18.5	19.0	320.1	358.3	38.88	0.62	2.29	37.10
FULT	Fulton Financial Corporation	—	10.16	5.97	1.30	12.84	6.79	1.27	12.58	0.39	184.77	1.01	14.7	15.0	178.9	318.8	18.17	0.59	3.78	55.66
GBTS	Gateway Financial Holdings, Inc.	—	9.43	8.61	0.53	5.25	3.34	0.48	4.77	0.04	NM	0.97	29.9	32.9	149.5	165.1	14.09	0.20	1.37	31.55
GBTB	GB&T Bancshares, Inc.	—	12.48	7.92	0.89	7.08	5.48	0.90	7.16	0.96	92.73	1.15	18.3	18.1	122.1	202.4	15.24	0.36	1.77	24.32
GABC	German American Bancorp, Inc.	—	8.58	7.48	1.02	11.58	6.76	0.96	10.88	1.20	71.59	1.23	14.8	15.8	166.4	193.0	14.28	0.56	4.07	60.22
GBCI	Glacier Bancorp, Inc.	—	9.96	7.78	1.53	16.66	5.09	1.52	16.61	0.23	454.67	1.51	19.7	19.7	288.8	376.0	28.56	0.48	2.07	37.86
GLBZ	Glen Burnie Bancorp	—	8.70	8.70	0.86	10.49	6.27	0.84	10.25	0.05	NM	1.01	15.9	16.3	157.6	157.6	13.71	0.48	2.69	48.21
GSBC	Great Southern Bancorp, Inc.	—	7.68	7.62	1.30	17.38	7.26	1.32	17.67	1.28	92.44	1.55	13.7	13.5	222.9	224.8	17.11	0.64	2.32	29.85
GBBK	Greater Bay Bancorp	—	11.41	7.81	1.35	12.15	6.54	1.35	12.12	0.42	230.58	1.47	15.3	15.3	182.8	300.5	18.58	0.63	2.40	36.83
GFLS	Greater Community Bancorp	—	7.08	5.93	0.58	7.68	3.44	0.54	7.18	NA	NA	1.39	29.0	31.0	225.0	271.8	15.93	0.58	3.11	88.19
GCBS	Greene County Bancshares, Inc.	—	10.52	8.48	1.23	11.43	5.50	1.23	11.43	0.42	295.22	1.44	18.2	18.2	198.1	251.9	20.83	0.48	1.31	31.68
GVBK	Greenville First Bancshares, Inc.	—	6.79	6.79	0.85	11.93	5.52	0.85	11.93	NA	NA	1.23	18.1	18.1	184.3	184.3	12.52	0.00	0.00	0.00
GFED	Guaranty Federal Bancshares, Inc.	—	8.55	8.55	1.33	14.76	7.76	NA	NA	0.52	210.44	1.19	12.9	NA	177.9	178.0	15.22	0.68	2.34	29.78
HABC	Habersham Bancorp	—	11.37	10.60	1.11	10.15	7.45	1.11	10.13	0.30	244.84	1.00	13.4	13.5	128.3	138.8	14.58	0.36	1.53	20.57
HMPR	Hampton Roads Bankshares, Inc.	—	15.09	15.09	1.42	11.42	5.92	1.44	11.58	0.37	227.31	1.13	16.9	16.6	171.3	171.3	25.65	0.40	3.43	43.48
HBHC	Hancock Holding Company	—	8.68	7.81	1.68	20.11	5.97	1.74	20.83	0.16	494.65	1.54	16.7	16.2	300.6	346.0	26.64	0.96	1.92	29.93
HAFC	Hanmi Financial Corporation	—	12.60	7.29	1.79	14.28	5.98	1.79	14.28	0.42	181.69	0.99	16.7	16.7	222.5	408.4	28.04	0.24	1.12	18.75
HNBC	Harleysville National Corporation	—	6.52	7.20	1.13	12.95	6.68	1.06	12.20	0.39	161.94	1.05	15.0	15.9	166.1	223.3	15.86	0.80	4.35	61.17
HTLF	Heartland Financial USA, Inc.	—	6.61	5.20	0.82	12.26	5.09	0.85	12.77	0.62	162.67	1.42	19.6	18.9	225.0	290.5	14.89	0.36	1.31	25.71
HTBK	Heritage Commerce Corp	—	11.23	11.23	1.54	14.91	5.49	1.56	15.13	0.28	316.64	1.27	18.2	18.0	253.0	253.0	28.41	0.20	0.77	14.08
HFWA	Heritage Financial Corporation	—	9.26	7.76	1.39	15.00	6.72	1.42	15.37	0.28	423.62	1.35	14.9	14.5	207.0	251.0	19.17	0.84	3.44	49.39
HEOP	Heritage Oaks Bancorp	—	9.10	8.04	1.38	14.78	5.76	1.38	14.77	0.03	NM	0.91	17.4	17.4	232.3	265.8	21.13	0.32	1.81	40.20
HOMB	Home Bancshares, Inc.	—	10.67	8.62	0.78	8.38	4.08	0.75	8.27	0.33	372.18	1.87	24.5	25.8	184.9	234.2	19.74	0.10	0.41	5.05
HOMF	Home Federal Bancorp	—	8.05	7.87	0.60	7.08	4.70	0.77	9.09	0.47	155.63	0.93	21.3	16.5	143.6	147.1	11.55	0.80	2.87	60.11
HBNC	Horizon Bancorp	—	5.06	4.42	0.67	13.03	8.32	0.71	13.90	NA	NA	1.02	12.0	11.3	146.5	168.9	7.42	0.56	2.00	24.03
HRZB	Horizon Financial Corp.	—	9.66	9.62	1.55	15.85	6.39	1.58	16.13	0.09	NM	1.50	15.7	15.4	233.1	234.6	22.51	0.50	2.17	33.06
HBAN	Huntington Bancshares Incorporated	—	8.53	6.87	1.31	15.66	8.28	1.44	17.13	0.64	121.01	1.03	12.1	11.0	181.2	229.2	15.46	1.00	4.31	52.08
IBKC	IBERIABANK Corporation	—	9.98	7.10	1.19	12.86	6.40	1.25	13.60	0.16	596.17	1.31	15.6	14.8	179.4	260.2	17.90	1.28	2.30	34.17
INDB	Independent Bank Corp.	—	7.58	5.76	1.13	14.83	6.28	1.14	14.96	0.24	380.45	1.31	15.9	15.8	230.1	308.8	17.44	0.64	1.84	29.22
IBCP	Independent Bank Corporation	—	7.50	5.75	1.31	17.48	7.94	1.28	17.06	0.96	76.16	0.93	12.6	12.9	211.3	281.1	15.85	0.80	3.32	40.89
IBNK	Integra Bank Corporation	—	8.80	7.04	1.06	12.93	6.56	1.04	12.68	0.32	246.66	1.19	15.2	15.5	185.5	238.5	16.33	0.68	2.72	40.85
ITYC	Integrity Bancshares, Inc.	—	7.56	7.56	1.16	14.24	4.54	1.15	14.14	0.18	445.43	0.93	22.0	22.2	272.0	272.0	20.57	0.00	0.00	0.00
IBOC	International Bancshares Corporation	—	7.72	4.89	1.14	14.98	6.32	1.23	16.15	NA	NA	1.32	15.8	14.7	224.8	365.8	17.35	0.70	2.38	37.63
IBCA	Intervest Bancshares Corporation	—	8.62	8.62	1.28	15.82	9.38	1.33	16.48	0.17	544.69	1.20	10.7	10.3	148.0	148.0	12.76	0.00	0.00	0.00
IFIN	Investors Financial Services Corp.	—	6.18	7.54	1.29	17.75	4.87	1.29	17.70	0.00	NM	0.04	20.5	20.6	325.0	355.0	26.60	0.10	0.21	5.04
JAXB	Jacksonville Bancorp, Inc.	—	6.95	6.95	0.88	12.58	4.15	0.88	12.58	0.14	564.94	0.93	24.1	24.1	265.2	265.2	18.43	0.00	0.00	0.00
JFBC	Jeffersonville Bancorp	—	10.58	10.58	1.28	11.99	6.34	1.24	11.63	0.59	151.52	1.42	15.6	16.3	185.4	185.4	19.61	0.44	2.42	41.74
LBAI	Lakeland Bancorp, Inc.	—	8.71	4.82	0.90	10.53	6.09	0.91	10.61	0.19	309.35	0.87	19.2	17.3	163.3	303.1	14.39	0.40	2.70	50.09
LKFN	Lakeland Financial Corporation	—	7.09	6.79	1.10	15.35	6.14	1.10	15.39	0.77	101.67	1.07	16.3	16.2	228.9	239.5	16.22	0.50	2.03	33.11
LARK	Landmark Bancorp, Inc.	—	7.98	5.34	0.96	12.04	8.48	0.92	11.56	1.18	57.07	1.02	11.8	12.3	130.8	201.1	10.44	0.72	2.67	28.99
FLPB	Leesport Financial Corp.	—	9.71	5.70	0.95	9.68	7.03	0.93	9.45	0.52	140.28	1.01	14.2	14.5	132.7	238.0	12.88	0.76	3.09	42.28
LBBB	Liberty Bell Bank	—	11.78	11.78	-1.38	-9.95	-7.25	-1.30	-9.33	0.08	NM	0.93	NM	NM	139.6	139.6	16.45	0.00	0.00	0.00
LNCB	Lincoln Bancorp	—	11.30	8.55	0.35	3.04	3.02	0.35	3.07	NA	NA	0.96	33.1	32.7	104.4	142.2	11.80	0.56	2.87	94.92
LNBB	LNB Bancorp, Inc.	—	8.25	7.92	0.78	9.22	6.14	0.78	9.23	1.05	72.25	1.03	16.3	16.3	148.5	155.1	12.24	0.72	4.56	74.23
LXBK	LSB Bancshares, Inc.	—	9.26	9.22	0.83	8.78	5.33	0.83	8.78	0.88	97.32	1.11	16.8	18.8	163.8	164.7	15.17	0.68	3.82	71.56

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
MCBC	Macatawa Bank Corporation	—	7.69	8.54	1.16	15.11	7.07	1.16	15.11	1.21	92.71	1.35	14.1	14.1	198.1	235.6	15.23	0.52	2.67	35.09
MFNC	Mackinac Financial Corporation	—	7.77	7.71	0.11	1.28	0.95	0.22	2.59	0.58	254.23	1.82	NM	51.5	128.2	129.3	9.96	0.00	0.00	0.00
MSFG	MainSource Financial Group, Inc.	—	10.45	5.17	1.03	10.28	7.30	1.14	11.32	0.90	64.50	0.88	13.7	12.3	126.1	270.1	13.17	0.53	3.19	43.33
MBFI	MB Financial, Inc.	—	10.44	5.59	1.04	11.58	5.85	1.08	12.08	0.27	288.73	1.19	17.1	16.4	160.3	304.4	16.74	0.72	1.98	30.99
MBTF	MBT Financial Corp.	—	8.82	8.81	0.32	3.48	2.07	0.52	5.61	1.21	70.35	1.34	48.3	29.4	168.9	169.1	14.89	0.72	5.14	241.38
MBWM	Mercantile Bank Corporation	—	8.32	8.32	1.01	12.19	7.23	1.01	12.19	0.46	224.03	1.23	13.8	13.8	158.1	158.1	13.15	0.56	1.65	21.38
MRBK	Mercantile Bankshares Corporation	Yes	13.62	9.46	1.74	12.73	4.91	1.74	12.75	0.21	396.83	1.15	20.4	20.3	248.8	375.3	33.88	1.12	2.36	47.21
MBVT	Merchants Bancshares, Inc.	—	6.11	6.08	1.00	16.85	7.60	1.03	17.35	0.28	215.73	1.01	13.2	12.8	207.0	208.0	12.64	1.12	4.92	64.74
MERB	Merrill Merchants Bancshares, Inc.	—	8.37	8.28	1.45	17.51	6.43	1.44	17.38	NA	NA	1.27	15.6	15.7	256.6	259.6	21.47	0.76	2.82	41.33
MCBI	MetroCorp Bancshares, Inc.	—	8.33	6.57	1.13	13.65	5.75	1.13	13.66	1.11	87.24	1.41	17.4	17.4	221.4	286.0	16.43	0.16	0.77	13.45
MBRG	Middleburg Financial Corporation	—	10.04	9.38	1.08	13.63	5.60	1.10	13.99	0.00	NM	0.98	17.9	17.4	206.3	222.4	20.72	0.76	2.14	38.19
MDST	Mid-State Bancshares	Yes	11.60	9.55	1.52	13.07	4.29	1.52	13.08	0.01	NM	0.76	23.3	23.3	293.7	365.0	34.07	0.72	1.97	45.88
MBHI	Midwest Banc Holdings, Inc.	—	9.84	8.99	0.87	9.22	4.28	0.92	9.72	0.83	104.47	1.34	23.4	22.3	188.4	258.3	18.53	0.52	2.37	54.26
OSKY	MidWestOne Financial Group, Inc.	—	8.49	6.59	0.97	11.20	9.28	0.99	11.43	0.59	134.98	0.99	10.8	10.6	114.4	150.3	9.71	0.72	3.79	40.34
MBVA	Millennium Bankshares Corporation	—	8.99	8.99	0.59	5.51	3.14	0.69	6.49	0.22	274.98	0.92	31.9	31.9	164.1	164.1	14.76	0.08	0.87	27.59
MCBF	Monarch Community Bancorp, Inc.	—	13.34	10.05	0.46	3.20	5.13	0.46	3.24	1.15	78.22	1.09	19.5	19.3	66.7	91.8	8.89	0.24	2.32	45.28
MNRK	Monarch Financial Holdings, Inc.	—	8.42	8.42	1.02	10.89	4.84	1.02	10.89	0.18	449.72	1.00	20.7	20.7	200.9	200.9	16.91	0.00	0.00	0.00
MROE	Monroe Bancorp	—	7.23	7.23	1.06	14.94	6.65	1.05	14.80	0.38	218.07	1.10	15.0	15.2	212.3	212.3	15.34	0.48	2.80	42.11
NARA	Nara Bancorp, Inc.	—	8.93	8.68	1.72	20.63	6.34	1.72	20.68	0.23	412.05	1.13	15.8	15.8	286.7	295.9	25.59	0.11	0.57	8.94
NKSH	National Bankshares, Inc.	—	11.57	9.84	1.52	13.63	7.51	1.52	13.64	0.11	590.78	1.05	13.3	13.3	172.2	206.6	19.93	0.74	3.07	40.33
MBLA	National Mercantile Bancorp	—	8.66	7.82	1.11	13.15	6.74	1.11	13.15	0.07	NM	1.30	14.6	14.8	173.3	191.3	14.68	0.00	0.00	0.00
NPBC	National Penn Bancshares, Inc.	—	9.88	4.84	1.28	13.13	6.93	1.27	13.04	0.19	572.68	1.65	14.4	14.5	174.8	376.9	17.28	0.67	3.47	48.37
NBTF	NB&T Financial Group, Inc.	—	10.49	NA	0.30	3.21	2.71	0.33	3.46	1.51	56.70	1.16	36.8	34.0	118.6	NA	12.45	1.08	5.05	186.21
NBTB	NBT Bancorp Inc.	—	7.90	5.74	1.16	15.02	6.91	1.18	15.23	0.29	341.17	1.50	14.5	14.3	202.4	300.5	15.98	0.76	3.20	46.34
NCBC	New Century Bancorp, Inc.	—	10.39	8.64	0.97	11.31	4.76	1.01	11.82	0.43	255.03	1.49	21.0	20.3	181.0	219.2	18.80	0.00	0.00	0.00
NXTY	Nexity Financial Corporation	—	7.41	7.31	0.72	9.08	5.20	0.70	8.79	0.16	469.93	1.26	19.2	19.8	157.8	160.1	11.69	0.00	0.00	0.00
NBAN	North Bay Bancorp	Yes	8.59	8.50	1.13	13.22	4.89	1.13	13.22	0.00	NM	1.07	20.5	20.5	251.1	254.1	21.58	0.14	0.42	8.66
NOVB	North Valley Bancorp	—	7.97	6.20	1.08	13.79	6.49	1.07	13.61	0.18	543.46	1.33	15.4	15.6	197.1	258.0	15.70	0.40	2.03	31.25
NREB	Northern Empire Bancshares	Yes	8.90	8.90	1.43	16.18	5.69	1.46	16.54	0.01	NM	0.99	17.6	17.2	255.1	255.1	22.71	0.00	0.00	0.00
NSFC	Northern States Financial Corporation	—	10.09	8.63	0.43	4.30	3.81	0.42	4.23	NA	NA	1.92	27.7	28.2	117.8	140.1	11.89	0.70	3.51	90.28
NTRS	Northern Trust Corporation	—	6.50	NA	1.25	17.57	4.95	1.30	18.23	NA	NA	0.62	20.2	19.5	336.1	NA	21.83	1.00	1.65	31.33
NRIM	Northrim BanCorp, Inc.	—	10.23	9.53	1.40	14.18	7.47	1.40	14.16	0.93	151.58	1.81	13.4	13.4	177.4	192.0	18.14	0.50	1.87	23.69
NWFI	Northway Financial, Inc.	—	8.35	6.42	0.44	5.44	5.49	0.55	6.91	0.59	148.79	1.19	18.2	14.0	95.1	127.1	7.95	0.80	2.39	42.39
NWFL	Norwood Financial Corp.	—	11.27	11.22	1.32	11.81	6.64	1.32	11.85	0.09	969.11	1.22	15.1	15.0	187.4	168.2	18.88	0.92	3.01	41.87
OAKF	Oak Hill Financial, Inc.	—	7.14	6.33	0.78	10.28	6.37	0.75	10.15	1.48	68.60	1.25	15.7	15.9	159.1	181.1	11.38	0.84	3.08	44.83
OLCB	Ohio Legacy Corp	—	8.12	7.99	0.06	0.72	0.71	0.06	0.72	1.52	51.66	0.99	NM	141.7	102.3	104.1	8.30	0.00	0.00	0.00
OVBC	Ohio Valley Banc Corp.	—	7.89	7.73	0.71	9.00	5.07	0.71	9.00	NA	NA	1.51	19.7	19.7	174.2	177.9	13.74	0.68	2.71	52.76
OLBK	Old Line Bancshares, Inc.	—	19.15	19.15	0.90	5.07	3.68	0.90	5.07	0.00	NM	0.91	27.2	27.2	130.5	130.5	24.99	0.12	1.13	29.49
OPOF	Old Point Financial Corporation	—	8.81	8.81	0.88	9.67	6.01	0.88	9.67	NA	NA	0.82	18.6	18.7	153.9	153.9	13.56	0.72	2.50	40.46
OSBC	Old Second Bancorp, Inc.	—	6.41	6.32	1.07	16.41	8.46	1.06	16.23	0.19	356.23	0.91	15.5	15.6	243.9	247.5	15.62	0.58	1.96	29.73
OMEF	Omega Financial Corporation	—	17.18	9.13	1.12	6.64	5.88	1.07	6.38	1.42	58.83	1.37	17.0	17.7	111.8	231.0	19.22	1.24	4.32	73.37
OFSI	Omni Financial Services, Inc.	—	5.90	5.04	1.71	27.94	12.28	1.84	29.98	1.11	87.22	1.32	8.2	7.5	199.2	234.9	11.75	0.16	1.58	3.23
OPHC	OptimumBank Holdings, Inc.	—	9.13	9.13	0.90	9.88	6.00	0.87	9.56	0.00	NM	0.52	16.7	17.2	147.8	147.8	13.49	0.00	0.00	0.00
PABK	PAB Bankshares, Inc.	—	8.53	8.02	1.32	15.33	6.39	1.37	15.85	0.25	384.25	1.32	15.6	15.1	224.1	239.4	19.11	0.56	2.54	38.30
PCBC	Pacific Capital Bancorp	—	8.62	6.64	1.52	18.72	7.38	1.53	18.83	0.32	244.44	1.05	13.6	13.5	232.2	309.2	20.01	0.88	2.85	38.77
PCBK	Pacific Continental Corporation	—	10.91	8.34	1.59	15.18	6.11	1.57	14.94	0.07	NM	1.13	16.4	16.6	221.8	298.8	24.21	0.32	1.64	28.89
PMBC	Pacific Mercantile Bancorp	—	8.20	8.20	0.68	8.34	3.98	0.69	8.42	0.07	751.47	0.82	25.3	25.0	194.7	194.7	15.97	0.00	0.00	0.00
PSBC	Pacific State Bancorp	—	7.70	7.46	1.64	22.35	6.54	1.68	22.91	0.00	NM	0.92	15.3	14.9	278.7	288.4	21.46	0.00	0.00	0.00
PKBK	Parke Bancorp, Inc.	—	8.70	8.70	1.40	15.47	7.80	1.40	15.47	0.69	182.87	1.44	12.8	12.8	159.1	159.1	13.84	0.00	0.00	15.04
PNBK	Patriot National Bancorp, Inc.	—	10.32	10.18	0.41	6.42	2.52	0.41	6.42	0.73	125.22	1.22	39.7	39.7	187.2	190.0	19.32	0.18	0.72	27.78

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of January 18, 2007

				Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
PWOD	Penns Woods Bancorp, Inc.	—	12.74	12.28	1.72	13.33	6.85	1.52	11.61	NA	NA	1.12	14.6	16.5	191.2	199.3	24.35	1.76	4.82	69.20
COBH	Pennsylvania Commerce Bancorp, Inc.	—	5.40	5.40	0.42	7.75	4.16	0.45	8.35	0.21	254.29	1.01	24.1	22.3	169.7	169.7	9.07	0.00	0.00	0.00
PEBO	Peoples Bancorp Inc.	—	10.44	7.07	1.21	12.10	7.68	1.19	11.91	0.52	165.51	1.41	13.0	13.2	148.8	229.0	15.52	0.84	3.06	39.34
PEBK	Peoples Bancorp of North Carolina, Inc.	—	7.66	7.66	1.18	15.51	8.17	1.26	16.56	0.48	212.96	1.30	12.2	11.5	175.6	175.6	13.44	0.48	1.71	19.21
PBTC	Peoples BancTrust Company, Inc.	—	9.76	9.10	0.98	9.71	5.29	0.97	9.72	NA	NA	1.03	18.9	18.9	174.3	188.4	17.02	0.52	2.04	38.30
PFBX	Peoples Financial Corporation	—	9.58	9.58	1.19	11.47	6.89	NA	NA	0.18	599.12	2.71	14.5	NA	157.8	157.8	15.12	0.46	1.70	23.68
PNFP	Pinnacle Financial Partners, Inc.	—	12.14	6.34	0.97	9.10	3.58	1.04	9.75	0.22	329.83	1.07	27.9	28.2	183.1	373.6	22.22	0.00	0.00	0.00
PLSB	Placer Sierra Bancshares	Yes	14.80	6.41	1.01	8.08	4.75	1.19	9.52	0.50	165.44	1.22	21.1	18.5	154.9	393.0	22.92	0.60	2.19	41.54
PLBC	Plumas Bancorp	—	7.58	7.31	1.11	15.39	6.58	1.11	15.39	0.22	369.53	1.10	15.2	15.2	217.1	225.5	16.45	0.26	1.68	25.49
BPOP	Popular, Inc.	—	7.64	NA	0.74	9.56	6.95	0.75	9.65	NA	NA	1.59	14.4	14.2	144.6	NA	10.53	0.64	3.59	51.61
PBIB	Porter Bancorp, Inc.	—	10.58	9.37	1.49	19.69	10.82	1.49	19.68	1.21	104.81	1.55	9.2	9.3	157.1	179.5	16.63	0.80	3.67	8.47
PFBC	Preferred Bank	—	11.35	11.35	1.92	16.78	5.69	1.92	16.78	0.07	NM	1.05	17.6	17.6	264.9	265.0	30.07	0.80	1.47	25.89
PREM	Premier Community Bankshares, Inc.	—	8.02	6.01	1.01	13.41	7.19	1.02	13.57	0.41	190.03	0.92	13.9	13.8	159.2	216.8	12.76	0.28	1.32	18.31
PFBI	Premier Financial Bancorp, Inc.	—	11.00	8.32	1.19	11.44	8.52	1.22	11.74	1.47	87.42	2.01	11.7	11.4	125.2	170.7	13.78	0.20	1.41	8.26
PRWT	PremierWest Bancorp	—	11.53	9.45	1.55	13.63	5.93	1.55	13.62	0.12	924.48	1.24	16.9	17.2	217.0	270.9	23.13	0.00	0.00	11.90
PNBC	Princeton National Bancorp, Inc.	—	6.69	3.89	0.74	10.95	6.48	0.72	10.87	0.46	69.31	0.53	15.4	15.8	161.1	285.3	10.77	1.04	3.29	51.22
PVTB	PrivateBancorp, Inc.	—	6.96	NA	1.02	15.39	4.71	NA	NA	0.23	380.39	1.08	21.3	NA	269.5	406.5	18.76	0.24	0.64	13.64
PRSP	Prosperity Bancshares, Inc.	—	14.59	5.01	1.43	10.53	5.76	1.43	10.53	0.03	NM	1.09	17.4	17.4	164.7	533.7	24.03	0.45	1.38	21.94
PBKS	Provident Bankshares Corporation	—	10.06	6.13	1.10	11.02	6.12	NA	NA	0.44	164.99	1.17	16.3	NA	177.4	303.9	17.84	1.20	3.47	55.19
PCBS	Provident Community Bancshares, Inc.	—	6.69	5.78	0.75	11.21	7.62	NA	NA	NA	NA	1.11	13.1	NA	136.9	159.9	9.15	0.44	2.27	29.73
PSBI	PSB Bancorp, Inc.	Yes	8.49	NA	-1.03	-11.41	-7.25	0.23	2.57	0.74	86.67	0.85	NM	68.8	174.7	NA	14.83	0.00	0.00	0.00
QCRH	QCR Holdings, Inc.	—	4.64	4.39	0.35	6.90	4.87	0.36	7.07	0.67	124.67	1.11	20.6	20.1	133.2	141.1	6.18	0.08	0.47	9.76
RNST	Renasant Corporation	—	9.68	6.14	1.08	11.00	6.28	1.07	10.88	NA	NA	1.05	15.9	16.1	167.5	274.1	16.21	0.64	2.35	36.65
RBCAA	Republic Bancorp, Inc.	—	8.09	8.09	1.02	12.69	6.13	1.02	12.67	0.20	184.14	0.49	16.3	16.3	193.0	193.0	15.62	0.40	1.72	27.01
FRBK	Republic First Bancorp, Inc.	—	7.35	7.35	1.26	15.38	8.37	1.26	15.38	1.07	75.77	1.04	11.9	11.9	168.8	168.8	12.26	0.00	0.00	0.00
RCBK	River City Bank	—	18.71	18.71	-0.31	-1.29	-0.97	-0.31	-1.29	0.19	330.25	0.99	NM	NM	118.8	118.8	22.22	0.00	0.00	0.00
RBPAA	Royal Bancshares of Pennsylvania, Inc.	—	12.50	12.50	2.46	20.52	9.37	1.79	14.92	0.59	153.62	1.94	10.7	14.7	209.0	209.0	26.11	1.10	4.35	44.89
RBNF	Rurban Financial Corp.	—	9.84	8.64	0.33	3.17	2.87	0.42	4.04	1.07	73.82	1.24	34.8	25.9	99.9	155.1	9.84	0.24	2.15	65.62
STBA	S&T Bancorp, Inc.	—	10.22	8.74	1.69	15.64	6.13	1.58	14.62	0.54	184.94	1.25	16.3	17.4	257.3	305.7	26.29	1.20	3.52	55.98
SYBT	S.Y. Bancorp, Inc.	—	9.94	9.69	1.68	17.15	5.58	1.68	17.15	0.71	128.60	1.11	17.9	17.9	288.5	290.0	28.68	0.60	2.23	38.22
SASR	Sandy Spring Bancorp, Inc.	—	8.99	8.14	1.29	14.67	6.00	1.28	14.47	0.15	505.94	1.06	16.7	16.9	231.5	258.2	20.82	0.88	2.41	40.18
SAVB	Savannah Bancorp, Inc.	—	8.11	8.11	1.38	17.05	6.27	1.38	17.30	0.46	236.76	1.26	15.9	15.7	247.4	247.4	20.06	0.45	1.62	25.90
SCBT	SCBT Financial Corporation	—	7.57	NA	0.97	12.81	5.87	0.99	13.06	0.21	484.03	1.27	17.1	16.7	203.6	262.3	15.41	0.68	1.81	30.91
SBCF	Seacoast Banking Corporation of Florida	—	6.87	6.63	1.07	13.12	5.76	1.09	13.44	0.50	108.10	0.76	17.4	17.0	210.1	287.9	18.64	0.64	2.77	45.88
SBKC	Security Bank Corporation	—	13.06	7.61	1.27	10.69	6.41	1.28	10.78	0.81	114.16	1.19	15.6	15.5	139.4	251.1	18.20	0.30	1.36	21.28
SHBI	Shore Bancshares, Inc.	—	11.69	10.38	1.57	13.13	6.25	1.58	13.17	0.91	68.94	0.85	16.0	16.0	201.2	229.9	23.51	0.60	2.29	35.77
SHBK	Shore Financial Corporation	—	9.87	9.53	1.12	11.86	7.79	1.11	11.61	0.28	414.12	1.37	12.6	12.9	142.1	144.4	13.74	0.28	1.93	22.72
BSRR	Sierra Bancorp	—	7.58	7.14	1.72	23.06	6.20	1.76	23.62	0.05	NM	1.25	16.1	15.7	324.9	346.7	24.61	0.56	1.90	29.51
SBNY	Signature Bank	—	7.99	7.99	0.72	9.07	3.59	NA	NA	0.38	68.41	0.82	27.8	NA	235.1	235.1	18.80	0.00	0.00	0.00
SFNC	Simmons First National Corporation	—	9.75	7.49	1.07	10.93	6.75	1.07	10.93	0.45	210.72	1.42	14.8	14.8	154.2	205.7	15.03	0.72	2.56	35.79
SKYF	Sky Financial Group, Inc.	Yes	10.58	6.33	1.18	11.56	6.14	1.36	13.40	1.03	94.63	1.35	16.3	14.1	174.6	305.6	18.46	1.00	3.57	54.65
SFBC	Slade's Ferry Bancorp.	—	8.35	8.02	0.64	7.50	5.07	0.65	7.66	0.08	880.08	1.02	19.7	19.3	144.3	150.8	12.05	0.36	2.03	40.00
SMTB	Smithtown Bancorp, Inc.	—	6.53	6.13	1.45	22.89	5.84	1.44	22.47	0.85	87.39	0.92	17.1	17.3	353.5	378.0	23.07	0.16	0.62	10.60
SOMH	Somerset Hills Bancorp	—	11.25	10.65	1.05	9.75	4.55	1.05	9.75	0.09	919.49	1.16	22.0	22.0	178.3	183.5	19.83	0.12	0.88	17.58
TSFG	South Financial Group, Inc.	—	11.04	6.46	0.51	4.88	3.72	0.72	6.89	0.28	277.60	1.15	26.9	19.0	126.4	227.0	13.95	0.72	2.76	71.13
SOCB	Southcoast Financial Corporation	—	16.35	16.35	1.00	6.38	4.30	NA	NA	NA	NA	1.19	23.3	NA	145.5	145.5	23.80	0.00	0.00	0.00
SCMF	Southern Community Financial Corporation	—	9.56	6.14	0.31	3.08	2.21	0.53	5.25	0.25	387.36	1.28	45.2	26.4	134.2	216.7	12.83	0.14	1.35	58.70
SMBC	Southern Missouri Bancorp, Inc.	—	7.61	7.02	0.81	10.87	8.41	0.81	10.87	0.14	418.22	0.74	11.9	11.9	122.4	133.1	9.32	0.36	2.40	28.57
SONA	Southern National Bancorp of Virginia, Inc.	—	20.98	19.82	NA	NA	NA	NA	NA	0.00	NM	1.31	NA	NA	174.4	189.7	38.58	0.00	0.00	NA
SBSI	Southside Bancshares, Inc.	—	6.20	6.19	0.79	13.21	4.74	0.78	12.76	0.14	282.95	0.99	21.1	21.9	251.7	252.0	15.61	0.44	1.84	41.13

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of January 18, 2007

Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
OKSB	Southwest Bancorp, Inc.	—	8.86	8.75	1.11	13.44	6.23	1.12	13.54	1.44	90.29	1.56	16.1	15.9	198.4	199.4	17.58	0.33	1.24	19.88
SJOE	St. Joseph Capital Corporation	Yes	6.56	6.56	0.57	9.01	3.54	0.57	8.99	0.00	NM	0.89	28.2	28.3	226.2	226.2	14.83	0.24	0.61	17.14
STBC	State Bancorp, Inc.	—	4.01	3.86	-2.11	-50.07	-16.43	0.90	21.36	0.19	540.48	1.76	NM	14.9	330.2	343.5	13.24	0.60	3.15	NM
SBIB	Sterling Bancshares, Inc.	—	9.38	6.30	1.18	12.89	5.29	1.17	12.60	0.40	199.53	1.10	18.9	19.0	221.5	341.6	20.77	0.19	1.50	28.29
STNJ	Sterling Bank	—	10.46	10.46	0.38	3.84	2.58	0.38	3.84	0.19	203.15	0.52	38.7	38.7	142.6	142.6	14.92	0.12	1.15	42.85
SLFI	Sterling Financial Corporation	—	9.84	7.24	1.22	12.00	5.53	1.18	11.67	0.18	403.01	1.00	18.1	18.8	210.0	293.5	20.66	0.60	2.67	46.77
STSA	Sterling Financial Corporation	—	6.83	5.11	0.85	12.70	5.85	0.84	12.55	0.21	373.16	1.11	17.1	17.3	195.4	266.0	13.35	0.30	0.93	14.36
SUBK	Suffolk Bancorp	—	7.80	7.74	1.61	22.16	6.42	1.61	22.16	0.06	916.38	0.65	15.6	15.6	323.2	325.7	25.20	0.88	2.57	40.00
SUFB	SuffolkFirst Bank	—	12.59	12.59	0.85	6.35	4.25	0.85	6.35	0.00	NM	1.10	23.5	23.5	144.3	144.3	18.17	0.00	0.00	0.00
SMMF	Summit Financial Group, Inc.	—	6.66	6.41	0.93	13.67	7.39	1.02	15.05	0.18	319.65	0.78	13.5	12.3	175.3	182.7	11.68	0.32	1.61	21.77
SSBI	Summit State Bank	—	15.68	14.50	0.99	9.82	6.71	0.99	9.82	0.19	643.03	1.48	14.9	14.9	127.5	139.8	19.99	0.36	2.84	21.18
SNBC	Sun Bancorp, Inc.	—	10.29	5.72	0.54	5.51	4.40	0.55	5.52	0.45	174.94	1.10	22.7	22.7	116.3	219.8	11.97	0.00	0.00	0.00
SUSQ	Susquehanna Bancshares, Inc.	—	11.49	7.42	1.15	10.79	7.28	1.12	10.43	0.52	144.17	1.11	13.7	14.2	141.1	228.5	16.21	1.00	3.95	66.30
SBBX	Sussex Bancorp	—	9.71	NA	0.74	7.31	5.13	0.72	7.14	NA	NA	1.27	19.5	20.0	136.7	NA	13.27	0.26	1.87	27.27
SIVB	SVB Financial Group	—	10.14	9.82	1.63	15.12	4.88	1.52	14.06	0.26	263.10	1.19	20.5	22.1	270.1	280.1	27.40	0.00	0.00	0.00
TAYC	Taylor Capital Group, Inc.	—	7.67	7.03	1.26	18.33	10.76	1.26	18.33	0.68	164.21	1.48	9.3	9.3	147.2	161.7	11.30	0.40	1.16	7.57
TFIN	Team Financial, Inc.	—	6.66	4.93	0.55	7.68	6.51	0.64	8.95	1.31	60.95	1.23	15.4	13.1	112.9	155.5	7.52	0.32	2.13	32.65
TMCV	Temecula Valley Bancorp Inc.	—	6.38	6.38	1.73	25.69	7.38	1.73	25.69	0.33	307.37	1.10	13.6	13.6	287.7	287.7	18.35	0.00	0.00	0.00
TNCC	Tennessee Commerce Bancorp, Inc.	—	8.58	8.58	0.95	13.68	3.76	0.95	13.68	0.74	145.82	1.28	26.6	26.5	262.4	262.4	22.50	0.00	0.00	0.00
TCBI	Texas Capital Bancshares, Inc.	—	6.86	6.51	0.90	12.91	5.71	0.90	12.92	0.29	207.77	0.77	17.5	17.5	199.2	217.2	13.87	0.00	0.00	0.00
TXUI	Texas United Bancshares, Inc.	Yes	9.42	4.34	0.66	9.32	4.36	0.90	9.77	0.45	126.00	0.84	22.9	21.9	199.9	458.3	18.82	0.32	0.98	22.54
TIBB	TIB Financial Corp.	—	6.68	6.60	1.16	17.00	6.53	0.78	11.49	0.25	274.43	0.85	15.3	22.6	241.4	244.3	16.12	0.24	1.39	20.91
TDBK	Tidelands Bancshares, Inc.	—	7.77	7.77	0.56	5.95	3.14	0.58	5.95	0.00	NM	1.25	31.8	31.8	186.4	186.4	14.49	0.00	0.00	0.00
TOFC	Tower Financial Corporation	—	7.59	7.59	0.61	7.57	5.00	0.62	7.77	0.72	142.12	1.25	20.0	19.5	141.3	141.3	10.73	0.18	0.99	22.92
TCBK	TriCo Bancshares	—	8.87	7.76	1.45	17.05	6.49	1.45	17.04	0.24	375.70	1.13	15.4	15.4	241.1	272.2	20.91	0.48	1.91	29.45
TRMK	Trustmark Corporation	—	10.08	6.67	1.42	14.89	7.02	1.40	14.74	0.57	143.12	1.09	14.2	14.4	195.9	307.4	19.75	0.88	2.96	41.15
UCBH	UCBH Holdings, Inc.	—	8.09	6.80	1.24	16.09	5.76	1.20	15.54	0.28	241.41	0.95	17.4	18.0	248.0	299.1	20.08	0.12	0.68	11.76
UMBF	UMB Financial Corporation	—	11.14	9.79	0.79	7.04	3.68	0.78	6.98	0.19	306.56	1.14	25.8	26.1	177.7	205.3	19.80	0.52	1.46	37.32
UMPQ	Umpqua Holdings Corporation	—	15.86	7.07	1.32	9.10	5.68	1.36	9.40	0.15	570.25	1.12	17.7	17.2	143.6	355.8	22.78	0.72	2.55	37.50
UBSH	Union Bankshares Corporation	—	9.34	6.51	1.32	13.70	6.84	1.32	13.68	0.57	160.85	1.21	14.6	14.6	190.0	280.9	17.75	0.68	2.45	33.16
UBCP	United Bancorp, Inc.	—	7.62	7.62	0.52	6.73	4.60	0.58	7.50	0.42	194.51	1.47	21.7	19.6	140.1	140.1	10.67	0.47	4.73	102.76
UBOH	United Bancshares, Inc.	—	8.29	6.92	0.92	11.40	8.57	0.94	11.58	0.71	59.68	0.70	11.7	11.5	126.8	154.2	10.51	0.52	3.23	37.68
UBSI	United Bankshares, Inc.	—	9.84	7.24	1.35	13.99	5.84	1.38	14.32	0.24	271.28	0.92	17.1	16.7	235.9	322.4	22.73	1.12	3.08	51.42
UCBI	United Community Banks, Inc.	—	8.16	6.41	1.08	13.65	5.14	1.09	13.79	0.14	651.56	1.22	19.5	19.3	238.2	306.4	19.42	0.32	1.03	20.00
UBMT	United Financial Corp.	Yes	7.94	7.62	1.07	13.44	5.59	1.07	13.44	0.00	NM	1.13	17.9	17.9	227.3	237.4	16.04	0.92	3.75	67.15
UBFO	United Security Bancshares	—	9.76	9.36	2.04	20.97	4.90	1.71	17.54	1.48	83.18	1.87	20.4	24.4	407.2	426.8	39.75	0.50	2.10	38.89
USBI	United Security Bancshares, Inc.	—	13.98	13.43	2.16	15.48	7.32	2.16	15.49	1.62	71.78	1.70	13.7	13.7	205.3	215.1	28.70	0.92	3.16	50.23
UNTY	Unity Bancorp, Inc.	—	8.79	8.57	1.06	16.05	6.69	1.05	15.94	0.94	118.52	1.50	15.0	15.1	209.5	217.2	14.24	0.20	1.38	20.37
UNIB	University Bancorp, Inc.	—	8.05	7.90	2.38	30.01	18.50	0.99	12.53	1.10	63.00	0.91	5.4	13.1	165.3	168.6	13.31	0.00	0.00	0.00
UVSP	Univest Corporation of Pennsylvania	—	9.57	7.31	1.40	14.25	7.16	1.40	14.26	0.34	195.59	0.95	14.0	14.0	189.5	254.3	18.14	0.80	2.95	40.21
VYFC	Valley Financial Corporation	—	6.05	6.05	0.75	11.72	6.97	0.75	11.71	0.69	104.88	1.13	14.3	14.4	158.4	158.4	9.58	0.14	1.07	15.38
VBFC	Village Bank and Trust Financial Corp.	—	9.50	9.27	0.64	7.34	4.80	0.64	7.34	NA	NA	1.07	20.9	20.9	136.2	140.0	12.94	0.00	0.00	0.00
VNBC	Vineyard National Bancorp	—	6.34	4.37	1.01	16.47	8.40	1.04	16.87	0.67	130.14	1.04	11.9	11.6	170.7	266.0	10.11	0.32	1.49	17.78
VCBI	Virginia Commerce Bancorp, Inc.	—	7.07	7.07	1.44	19.93	5.30	1.44	19.93	0.27	331.46	1.09	18.9	18.9	320.9	320.9	22.68	0.00	0.00	0.00
VFGI	Virginia Financial Group, Inc.	—	9.24	8.21	1.28	14.08	6.92	NA	NA	0.18	496.94	1.18	14.5	NA	191.6	218.2	17.70	0.64	2.43	25.64
WBNK	Waccamaw Bankshares, Inc.	—	7.96	7.05	1.04	14.67	4.90	1.04	14.67	NA	NA	1.71	20.4	20.4	253.4	289.2	20.18	0.00	0.00	0.00
WAIN	Wainwright Bank & Trust Company	—	8.23	8.09	0.87	10.30	7.36	0.86	10.15	NA	NA	1.09	13.6	14.4	138.8	139.5	10.84	0.28	2.48	32.94
WBCO	Washington Banking Company	—	8.17	8.17	1.37	16.92	6.83	1.37	16.92	0.52	242.30	1.40	14.6	14.6	225.7	225.7	18.43	0.20	1.28	18.69
WASH	Washington Trust Bancorp, Inc.	—	7.17	4.89	1.04	15.41	6.67	1.02	15.09	0.11	722.11	1.30	15.0	15.3	212.8	319.8	15.27	0.76	2.79	41.78
WSBC	WesBanco, Inc.	—	10.24	6.92	0.92	9.36	5.39	1.01	10.27	0.64	121.53	1.08	18.6	18.9	169.8	260.3	17.38	1.06	3.21	59.55

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of January 18, 2007

				Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
WTBA	West Bancorporation, Inc.	—	8.97	6.92	1.49	18.09	6.76	1.50	18.19	0.21	320.29	0.94	14.8	14.7	253.0	335.2	22.70	0.64	3.90	55.59
WCBO	West Coast Bancorp	—	8.15	7.58	1.33	16.47	5.67	1.35	16.72	0.06	NM	1.18	17.6	17.4	254.3	275.0	20.72	0.48	1.48	24.19
WABC	Westamerica Bancorporation	—	6.90	6.06	2.01	23.38	6.38	2.01	23.35	0.11	NM	2.19	15.7	15.7	350.7	530.5	31.19	1.38	2.79	41.80
WGNB	WGNB Corp.	—	9.12	9.12	1.51	16.55	5.93	1.51	16.55	NA	NA	1.20	16.9	16.9	266.7	266.7	24.33	0.76	2.71	43.37
WTNY	Whitney Holding Corporation	—	11.02	8.12	1.44	14.29	6.92	1.47	14.60	0.63	117.48	1.09	14.5	14.1	192.4	269.5	21.20	1.08	3.32	48.00
WIBC	Wilshire Bancorp, Inc.	—	7.42	7.00	1.88	26.46	6.26	1.88	26.48	0.38	250.95	1.22	16.0	16.0	371.2	395.3	27.55	0.20	1.11	17.70
WTFC	Wintrust Financial Corporation	—	8.07	5.13	0.82	10.54	5.89	0.82	10.55	0.38	126.20	0.70	17.0	17.0	157.9	255.9	12.73	0.28	0.60	10.14
WSFG	WSB Financial Group, Inc.	—	5.98	5.98	NA	NA	NA	NA	NA	0.00	NM	1.20	NA	NA	267.6	267.6	16.00	0.00	0.00	NA
YAVY	Yadkin Valley Financial Corporation	—	11.11	7.97	1.25	10.91	6.29	1.25	10.90	0.49	199.87	1.29	15.9	15.9	166.4	240.2	18.49	0.48	2.52	39.17
YANB	Yardville National Bancorp	—	6.41	6.36	0.67	11.15	4.81	0.67	11.11	0.68	110.10	1.12	20.8	20.9	210.1	211.6	13.45	0.46	1.25	25.99
ZION	Zions Bancorporation	—	10.14	5.92	1.35	13.52	6.46	1.38	13.62	0.21	374.22	1.06	15.5	15.4	191.1	342.5	19.39	1.56	1.88	27.37

EXHIBIT 2

Core Earnings Analysis

Exhibit 2
Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2006 or most Recent Trailing Twelve Months

Company Name	Net Income before Extraordinary ($000)	Gain/Loss on Sale of Securities ($000)	Nonrecurring Revenue ($000)	Nonrecurring Expense ($000)	Tax @ 35%	Core Income ($000)
Anchor BanCorp Wisconsin Inc.	42,653	-275	0	0	(96)	42,832
City National Corporation	236,724	-423	0	0	(148)	236,999
Commerce Bancshares, Inc.	219,842	9,035	3,500	834	4,095	212,236
Cullen/Frost Bankers, Inc.	190,146	18	0	0	6	190,134
First Niagara Financial Group, Inc.	94,464	0	2,954	0	1,034	92,544
MAF Bancorp, Inc.	102,596	0	16	0	6	102,586
NewAlliance Bancshares, Inc.	49,579	59	0	3,589	(1,236)	51,874
PFF Bancorp, Inc.	55,831	271	716	0	345	55,189
Provident Financial Services, Inc.	55,076	110	0	0	39	55,005
TCF Financial Corporation	256,750	0	9,922	700	3,228	250,756
Valley National Bancorp	163,691	-5,464	3,800	0	(582)	164,773
Webster Financial Corporation	133,790	-47,590	0	2,951	(17,689)	166,642

Sources: SNL Financial, LC. and RP Financial calculations.

EXHIBIT 3

Pro Forma Analysis Sheet

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
People's Bank
Prices as of January 18, 2007

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	All Public Thrifts (no MHC) Mean	All Public Thrifts (no MHC) Median	All Public Banks Mean	All Public Banks Median
Price-earnings multiple	=	P/E	29.48 x	17.53x	15.96x	18.27x	15.84x	17.05x	16.03x
Price-core earnings multiple	=	P/CE	27.75 x	17.22x	15.93x	18.81x	16.11x	17.23x	16.17x
Price-book ratio	=	P/B	135.87%	209.12	205.31	139.71	131.62	187.80	179.90
Price-tangible book ratio	=	P/TB	139.37%	269.15	250.45	163.83	144.78	231.22	221.20
Price-assets ratio	=	P/A	41.73%	20.21	20.89	14.36	13.07	17.30	16.74

Valuation Parameters

Pre-Conversion Earnings (Y)	$	124,000,000	(12 Mths 12/06)	ESOP Stock (% of Offering) (E)		6.07%	
Pre-Conversion Core Earnings (YC)	$	135,900,000	(12 Mths 12/06)	Cost of ESOP Borrowings (S)		0.00%	
Pre-Conversion Book Value (B)	$	1,348,100,000	(2)	ESOP Amortization (T)		30.00	Years
Pre-Conv. Tang. Book Value (B)	$	1,243,100,000	(2)	RRP (% of Offering) (M)		4.05%	
Pre-Conversion Assets (A)	$	10,695,500,000	(2)	RRP Vesting (N)		5.00	Years
Reinvestment Rate (R)		5.25%		Fixed Expenses	$	10,000,000	
Tax rate (TAX)		34.00%		Variable Expenses (Blended Commission %)		2.881%	
After Tax Reinvest. Rate (R)		3.47%		MHC ownership percentage		57.697%	
Est. Conversion Expenses (1)(X)		3.19%		Percentage Sold (adjusted for Foundation) (PCT)		57.287%	
Insider Purchases	$	5,000,000		MHC Assets	$	8,500,000	
Price/Share	$	20.00		Options as (% of Offering) (O1)		10.12%	
Foundation Cash Contribution (FC)	$	20,000,000		Estimated Option Value (O2)		17.85%	
Foundation Stock Contribution (FS)	$	40,000,000		Option Vesting Period (O3)		5.00	Years
Foundation Tax Benefit (FT)	$	20,400,000		% of Options taxable (O4)		100.00%	

EXHIBIT 3 (continued)
PRO FORMA ANALYSIS SHEET
People's Bank
Prices as of January 18, 2007

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y - FC * R)}{1 - P/E * PCT * ((1-X-E-M)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $ 5,629,507,860

2. $V = \frac{P/Core\ E * (YC)}{1 - P/Core * PCT * ((1-X-E-M)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $ 5,629,507,860

3. $V = \frac{P/B * (B-FC+FT)}{1 - P/B * PCT * (1-X-E-M)}$ V= $ 5,629,507,860

4. $V = \frac{P/TB * (B-FC+FT)}{1 - P/TB * PCT * (1-X-E-M)}$ V= $ 5,629,507,860

5. $V = \frac{P/A * (A-FC+FT)}{1 - P/A * PCT * (1-X-E-M)}$ V= $ 5,629,507,860

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	213,253,125	156,353,082	369,606,207	2,000,000	371,606,207	2.6003
Maximum	185,437,500	135,959,202	321,396,702	2,000,000	323,396,702	2.2611
Midpoint	161,250,000	118,225,393	279,475,393	2,000,000	281,475,393	1.9662
Minimum	137,062,500	100,491,584	237,554,084	2,000,000	239,554,084	1.6712

Market Value

Conclusion	2nd Step Offering $ Value	2nd Step Exchange Shares $ Value	Full Conversion $ Value	Foundation $ Value	Total Market Capitalization $ Value
Supermaximum	$ 4,265,062,500	$ 3,127,061,640	$ 7,392,124,140	$ 40,000,000	$ 7,432,124,140
Maximum	$ 3,708,750,000	$ 2,719,184,040	$ 6,427,934,040	$ 40,000,000	$ 6,467,934,040
Midpoint	$ 3,225,000,000	$ 2,364,507,860	$ 5,589,507,860	$ 40,000,000	$ 5,629,507,860
Minimum	$ 2,741,250,000	$ 2,009,831,680	$ 4,751,081,680	$ 40,000,000	$ 4,791,081,680

(1) Estimated offering expenses as a percent of the offering at the midpoint of the offering.
(2) Includes $8,500,000 of net assets at the MHC level consolidated in conjunction with the 2nd step conversion.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
People's Bank
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$4,791,081,680
Exchange Ratio	1.6712
2nd Step Offering Proceeds	$ 2,741,250,000
Plus: Shares issued to Foundation	$ 40,000,000
Less: Estimated Offering Expenses	$ 83,572,500
2nd Step Net Conversion Proceeds (Including Foundation)	$ 2,697,677,500

2. Estimated Additional Income from Conversion *Proceeds*

Net Conversion Proceeds	$ 2,697,677,500
Less: Cash Contribution to Foundation	$ (20,000,000)
Less: Stock Contribution to Foundation	$ (40,000,000)
Less: ESOP Stock Purchases (1)	$ (166,875,000)
Less: RRP Stock Purchases (2)	$ (111,250,000)
Net Proceeds to be Reinvested	$ 2,359,552,500
Estimated after-tax net incremental rate of return	3.47%
Earnings Increase	$ 81,758,494
Less: Estimated cost of ESOP borrowings	$ -
Less: Amortization of ESOP borrowings(3)	$ (3,671,250)
Less: RRP expense (3)	$ (14,685,000)
Less: Option Plan expense (4)	$ (6,553,181)
Net Earnings Increase	$ 56,849,063

3. Pro Forma Earnings

	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$ 124,000,000	$ 56,849,063	$ 180,849,063
12 Months ended December 31, 2006 (core)	$ 135,900,000	$ 56,849,063	$ 192,749,063

4. Pro Forma Net Worth

	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
December 31, 2006	$ 1,348,100,000	$ 2,359,552,500	$ 20,400,000	$ 3,728,052,500
December 31, 2006 (tangible)	$ 1,243,100,000	$ 2,359,552,500	$ 20,400,000	$ 3,623,052,500

5. Pro Forma Assets

	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$ 10,695,500,000	$ 2,359,552,500	$ 20,400,000	$ 13,075,452,500

(1) Includes ESOP purchases of 6% of the second step offering including foundation shares.
(2) Includes RRP purchases of 4% of the second step offering including foundation shares.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model and 5 year vesting.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
People's Bank
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$ 5,629,507,860
Exchange Ratio	1.9662
2nd Step Offering Proceeds	$ 3,225,000,000
Plus: Shares issued to the Foundation	$ 40,000,000
Less: *Estimated Offering* Expenses	$ 102,922,500
2nd Step Net Conversion Proceeds (Including Foundation)	$ 3,162,077,500

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$ 3,162,077,500
Less: Cash Contribution to Foundation	$ (20,000,000)
Less: Stock Contribution to Foundation	$ (40,000,000)
Less: ESOP Stock Purchases (1)	$ (195,900,000)
Less: RRP Stock Purchases (2)	$ (130,600,000)
Net Proceeds to be Reinvested	$ 2,775,577,500
Estimated after-tax net incremental rate of return	3.47%
Earnings Increase	$ 96,173,760
Less: Estimated cost of ESOP borrowings	$ -
Less: Amortization of ESOP borrowings(3)	$ (4,309,800)
Less: RRP expense (3)	$ (17,239,200)
Less: Option Plan expense (4)	$ (7,692,993)
Net Earnings Increase	$ 66,931,767

3. Pro Forma Earnings

	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$ 124,000,000	$ 66,931,767	$ 190,931,767
12 Months ended December 31, 2006 (core)	$ 135,900,000	$ 66,931,767	$ 202,831,767

4. Pro Forma Net Worth

	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$ 1,348,100,000	$ 2,775,577,500	$ 20,400,000	$ 4,144,077,500
December 31, 2006 (tangible)	$ 1,243,100,000	$ 2,775,577,500	$ 20,400,000	$ 4,039,077,500

5. Pro Forma Assets

	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$ 10,695,500,000	$ 2,775,577,500	$ 20,400,000	$ 13,491,477,500

(1) Includes ESOP purchases of 6% of the second step offering including foundation shares.
(2) Includes RRP purchases of 4% of the second step offering including foundation shares.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model and 5 year vesting.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
People's Bank
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$ 6,467,934,040
Exchange Ratio	2.2611
2nd Step Offering Proceeds	$ 3,708,750,000
Plus: Stock Issued to the Foundation	$ 40,000,000
Less: Estimated Offering Expenses	$ 122,272,500
2nd Step Net Conversion Proceeds (Including Foundation)	$ 3,626,477,500

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$ 3,626,477,500
Less: Cash Contribution to Foundation	$ (20,000,000)
Less: Stock Contribution to Foundation	$ (40,000,000)
Less: ESOP Stock Purchases (1)	$ (224,925,000)
Less: RRP Stock Purchases (2)	$ (149,950,000)
Net Proceeds to be Reinvested	$ 3,191,602,500
Estimated after-tax net incremental rate of return	3.47%
Earnings Increase	$ 110,589,027
Less: Estimated cost of ESOP borrowings	$ -
Less: Amortization of ESOP borrowings(3)	$ (4,948,350)
Less: RRP expense (3)	$ (19,793,400)
Less: Option Plan expense (4)	$ (8,832,805)
Net Earnings Increase	$ 77,014,472

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$ 124,000,000	$ 77,014,472	$ 201,014,472
12 Months ended December 31, 2006 (core)	$ 135,900,000	$ 77,014,472	$ 212,914,472

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$ 1,348,100,000	$ 3,191,602,500	$ 20,400,000	$ 4,560,102,500
December 31, 2006 (tangible)	$ 1,243,100,000	$ 3,191,602,500	$ 20,400,000	$ 4,455,102,500

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$ 10,695,500,000	$ 3,191,602,500	$ 20,400,000	$ 13,907,502,500

(1) Includes ESOP purchases of 6% of the second step offering including foundation shares.
(2) Includes RRP purchases of 4% of the second step offering including foundation shares.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model and 5 year vesting.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
People's Bank
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$ 7,432,124,140
Exchange Ratio	2.6003
2nd Step Offering Proceeds	$ 4,265,062,500
Plus: Stock issued to Foundation	$ 40,000,000
Less: Estimated Offering Expenses	$ 144,525,000
2nd Step Net Conversion Proceeds (Including Foundation)	$ 4,160,537,500

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$ 4,160,537,500
Less: Cash Contribution to Foundation	$ (20,000,000)
Less: Stock Contribution to Foundation	$ (40,000,000)
Less: ESOP Stock Purchases (1)	$ (258,303,750)
Less: RRP Stock Purchases (2)	$ (172,202,500)
Net Proceeds to be Reinvested	$ 3,670,031,250
Estimated after-tax net incremental rate of return	3.47%
Earnings Increase	$ 127,166,583
Less: Estimated cost of ESOP borrowings	$ -
Less: Amortization of ESOP borrowings(3)	$ (5,682,683)
Less: RRP expense (3)	$ (22,730,730)
Less: Option Plan expense (4)	$ (10,143,588)
Net Earnings Increase	$ 88,609,582

3. Pro Forma Earnings

	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$ 124,000,000	$ 88,609,582	$ 212,609,582
12 Months ended December 31, 2006 (core)	$ 135,900,000	$ 88,609,582	$ 224,509,582

4. Pro Forma Net Worth

	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$ 1,348,100,000	$ 3,670,031,250	$ 20,400,000	$ 5,038,531,250
December 31, 2006 (tangible)	$ 1,243,100,000	$ 3,670,031,250	$ 20,400,000	$ 4,933,531,250

5. Pro Forma Assets

	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$ 10,695,500,000	$ 3,670,031,250	$ 20,400,000	$ 14,385,931,250

(1) Includes ESOP purchases of 6% of the second step offering including foundation shares.
(2) Includes RRP purchases of 4% of the second step offering including foundation shares.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model and 5 year vesting.

EXHIBIT 5

Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (24)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (19)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

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